As filed with the Securities and Exchange Commission on May 25, 2018
Registration No. 333-223719
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
_____________________________________________
Amendment No.1 to
REGISTRATION STATEMENT
Under Schedule B
 of the Securities Act of 1933
_____________________________________________
The State Treasury of the
Republic of Poland
(Name of Registrant)
Consul General of the Republic of Poland
233 Madison Avenue
New York, NY 10016
(Name and address of authorized agent in the United States)
It is requested that copies of notices and communications
 from the Securities and Exchange Commission be sent to:
Doron Loewinger, Esq.
White & Case LLP
5 Old Broad Street
London EC2N 1DW
 United Kingdom
_____________________________________________
Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.
The securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33‑6240 and 33‑6424 under the Securities Act of 1933.
CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee(2)
Debt Securities	U.S.$ 4,000,000,000	100%	U.S.$ 4,000,000,000	U.S.$498,650
____________
(1)	Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.
(2)
Pursuant to Rule 457(p) under the Securities Act of 1933, a filing fee of U.S.$377,650 has already been paid with respect to unsold securities that were previously registered pursuant to Registration Statements under Schedule B of the Securities Act of 1933 filed by the Registrant February 6, 2015 (No. 333-201910) and is being carried forward. The filing fee of U.S.$498,650 due for this Registration Statement is partially offset against the registration fee previously paid. An additional registration fee of U.S. $120,350 has been paid with respect to this Registration Statement.

____________________________________________

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine

CROSS REFERENCE SHEET
The following are cross references between Schedule B of the Securities Act of 1933 and the Prospectus and the Registration Statement:
Schedule B Item	Heading in Prospectus or location in Registration Statement
1	Cover Page
2	Use of Proceeds
3	Public Debt; Tables and Supplementary Information
4	Public Debt
5	Public Finance
6	*
7	Authorized Agent in the United States
8	*
9	*
10	Plan of Distribution*
11	**
12	Validity of the Securities
13	*
14	**
___________
*	Information to be provided from time to time in the prospectus supplements and/or pricing supplements to be delivered in connection with any offering of debt securities.
**	Information included in Part II of this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

THE STATE TREASURY
of
THE REPUBLIC OF POLAND
Represented by
 The Minister of Finance
Debt Securities
The State Treasury of the Republic of Poland may offer up to U.S.$ 4,000,000,000.00 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements.  The securities will be unconditional, unsecured and general obligations of the Republic of Poland. The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Poland and will be backed by the full faith and credit of the Republic of Poland.
The State Treasury of the Republic of Poland will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.
_________________
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus.  Any representation to the contrary is a criminal offense.
_________________
May 25, 2018
(i)

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that the State Treasury of the Republic of Poland (known as the "State Treasury") filed with the Securities and Exchange Commission (the "SEC"), under a "shelf" registration process.  Under this shelf registration process, the State Treasury may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of U.S.$ 4,000,000,000.00.  This prospectus provides you with basic information about the Republic of Poland ("Poland"), and a general description of the debt securities the State Treasury may offer.  Each time the State Treasury sells debt securities under this shelf registration process, it will provide a prospectus supplement that will contain updated information about Poland, if necessary, and specific information about the terms of that offering.  Before you invest, you should read both this prospectus and any prospectus supplement.  References herein to the prospectus are also to the relevant prospectus supplement.
Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.
All references to "U.S. dollars" or "U.S.$"  in this prospectus are to United States dollars, all references to "złoty" or "PLN" are to Polish złoty, all references to "EUR" are to the euro, the currency of the adopting member states of the European Union (the "EU") and all references to "CHF" are to Swiss francs, all references to "SDR" are to special drawing rights, supplementary foreign-exchange reserve assets maintained by the International Monetary Fund ("IMF").  All currency conversions in this prospectus are at the National Bank of Poland's official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period.  For your convenience, the State Treasury has converted certain amounts from złoty into U.S. dollars at the average exchange rate for each relevant period or the exchange rate in effect on a given date.  The following table sets forth the złoty to U.S. dollar, the złoty to euro and the U.S. dollar to euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated.

	2013		2014	2015	2016	2017
	(PLN per U.S.$)(1)
Year end		3.0120	3.5072	3.9011	4.1793	3.4813
Average for year	.	3.1608	3.1551	3.7701	3.9431	3.5482
	(PLN per EUR)(1)
Year end		4.1472	4.2623	4.2615	4.4240	4.1709
Average for year		4.1975	4.1852	4.1839	4.3625	4.2016
	(U.S.$ per EUR)(2)
Year end		1.3779	1.2101	1.0859	1.0552	1.1981
Average for year		1.3281	1.3297	1.1096	1.1072	1.1841
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(1)	Source: National Bank of Poland
(2)	Source: Federal Reserve Bank of New York
For information on the convertibility of the złoty, see "Balance of Payments and Foreign Trade—Exchange Rate Policy".
Poland's Government (the "Government") budgets on a calendar year basis and, accordingly, quarterly data represent the relevant quarters of a calendar year.
Official economic data in this prospectus may not be directly comparable with data produced by other sources.  Although a range of government ministries and other public bodies, including the State Treasury, the National Bank of Poland ("NBP") and Statistics Poland, produce statistics on Poland and its economy, there can be no assurance that these statistics are comparable with those compiled by other bodies, or in other countries, which may use different methodologies.  You should be aware that figures relating to Poland's Gross Domestic Product ("GDP") and many other figures relating to Poland's national accounts and economy cited in this prospectus have been prepared in accordance with EU standards as implemented in Poland (the European System of National and Regional Accounts 2010 ("ESA 2010"), unless otherwise stated – see "Public Finances") and may differ from figures prepared by other bodies, which may use a different methodology.  The existence of an unofficial or unobserved economy may affect the accuracy and reliability of statistical information.  You should also be aware that none of the statistical information in this prospectus has been independently verified.
(ii)

Totals in certain tables in this prospectus may differ from the sum of the individual items in such tables due to rounding.  In addition, certain figures contained in this prospectus are estimates prepared in accordance with procedures customarily used in Poland for the reporting of data.  Certain other figures are preliminary in nature.  In each case, the actual figures may vary from the estimated or preliminary figures set forth in this prospectus.
Unless otherwise stated, all references to increases or decreases in GDP, are to increases or decreases in real GDP, that is, to increases or decreases in nominal GDP adjusted to reflect the rate of inflation over the relevant period.  References to the inflation rate are, unless otherwise stated, to the annual percentage change calculated by comparing the consumer price index ("CPI"), of a specific month against the index for the same month in the immediately preceding year.
This prospectus includes forward‑looking statements.  All statements other than statements of historical fact included in this prospectus regarding, among other things, Poland's economy, budget, fiscal condition and policies, politics, debt or prospects may constitute forward‑looking statements.  In addition, forward‑looking statements generally can be identified by the use of forward‑looking terminology such as "may", "will", "expect", "project", "intend", "estimate", "anticipate", "believe", "continue", "could", "should", "would" or the like.  Although the State Treasury believes that expectations reflected in its forward‑looking statements are reasonable at this time, there can be no assurance that such expectations will prove to be correct.  The State Treasury undertakes no obligation to update the forward‑looking statements contained in this prospectus or any other forward‑looking statement included herein.
Poland's long-term foreign currency and local currency debt is rated by certain rating agencies.  You should be aware that a credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.  Any adverse change in Poland's credit rating could adversely affect the trading price of securities issued by Poland under the shelf registration process to which this prospectus relates.
You should rely only on the information contained or incorporated by reference in this prospectus, any supplement to this prospectus or any free writing prospectus that we provide to you.  We have not authorized anyone to provide you with information that is different from what is contained in this prospectus.  You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus.  This prospectus is not an offer to sell or a solicitation of an offer to buy any of our securities in any jurisdiction in which such offer or solicitation would be unlawful.
Poland's internet address is http://www.poland.pl and the Ministry of Finance's internet address is http://www.mf.gov.pl.  The information contained on or accessible from our websites does not constitute a part of this prospectus and is not incorporated by reference herein.
MIFID II PRODUCT GOVERNANCE / TARGET MARKET
The prospectus supplement in respect of any debt securities offered under this shelf registration process will include a legend entitled "MiFID II Product Governance" which will outline the target market assessment in respect of the debt securities being offered and which channels for distribution of the debt securities are appropriate. Any person subsequently offering, selling or recommending the debt securities (a "distributor") should take into consideration the target market assessment; however, a distributor subject to Directive 2014/65/EU (as amended, "MiFID II") is responsible for undertaking its own target market assessment in respect of the debt securities (by either adopting or refining the target market assessment) and determining appropriate distribution channels.
A determination will be made in relation to each offering about whether, for the purpose of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "MiFID Product Governance Rules"), any underwriter subscribing for any debt securities is a manufacturer in respect of such debt securities, but otherwise none of the underwriters, dealers or agents or any of their respective affiliates will be a manufacturer for the purpose of the MIFID Product Governance Rules.
(iii)

TABLE OF CONTENTS
Page

Page
Use of Proceeds	1
The Republic of Poland	2
The Economy	15
Balance of Payments and Foreign Trade	21
Monetary and Financial System	26
Public Finance	33
Public Debt	42
Total External Debt	47
Description of the Securities	48
Enforceability of Judgments	57
Taxation	59
Plan of Distribution	60
Validity of the Securities	61
Authorized Agent in the United States	62
Official Statements and Documents	63
Further Information	64
INDEX TO TABLES AND SUPPLEMENTARY INFORMATION	1

(iv)

Use of Proceeds
Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from the sale of securities will be used to finance Poland's State budget borrowing requirements or for general financing purposes.  See "Public Finance"

The Republic of Poland
Overview

Poland is one of the largest countries in Central Europe with a total territory (comprising land area, internal waters and territorial sea) of 322,575 square kilometers.  Situated on the Baltic Sea, Poland has a coastline of 770 kilometers and is bordered by Germany, the Czech Republic, the Slovak Republic, Ukraine, Belarus, Lithuania and the Russian Federation.  Poland's terrain is comprised largely of lowlands traversed by its main river, the Vistula, with lakes, rivers and marshes across the northern and central regions, and several mountain ranges, including the Tatras, in the south.  Poland has more than 92,000 square kilometers of forest (approximately 29.5 percent of Poland's total land area) and 130,000 square kilometers of arable land (approximately 44.1 percent of Poland's total land area).
With a population of approximately 38.4 million in 2016, Poland is also one of the most populated countries in Central Europe.  Population density is estimated at approximately 123 persons per square kilometer, with approximately 60.3 percent of the population living in urban areas.  Warsaw, the capital of Poland and its largest city, has an estimated population of 1.7 million.  Fifteen other urban centers each have populations in excess of 200,000.
Poland is an ethnically and religiously homogeneous country.  Approximately 97.1 percent of the population is ethnically Polish and approximately 98.2 percent of the population speaks Polish at home.  Germans constitute the largest minority group, numbering approximately 148,000 persons, concentrated principally in Silesia.  Smaller ethnic and national groups have cultural ties to neighboring states such as Belarus, Ukraine and Lithuania.  It is estimated that approximately 96.0 percent of the population is Roman Catholic.
A map of Poland is set forth below:

Constitution, Government and Political Parties

The Constitution and Political System

Under the Constitution adopted in 1997, a bicameral Parliament (comprising an upper chamber, known as the Senate, and a lower chamber, known as the Sejm) is elected for a four‑year term in general elections. The

Sejm consists of 460 members and the Senate consists of 100 members.  Generally, the Sejm is elected using a system of proportional representation, provided that a minimum of 5.0 percent share of the popular vote must be gained by a party (8.0 percent for party coalitions) to gain seats. Under the Constitution, fascist, communist and racist political parties are banned.  All legislation must be approved by the Sejm and the Senate, and signed by the President.  In addition, the Sejm has the power to overrule the Senate by an absolute majority vote and to overrule the President by a 60.0 percent majority vote cast in the presence of at least half the total number of deputies. The President, with the approval of the Senate, or the Sejm, may call a referendum on matters of fundamental importance to the country.
The Constitution also establishes the independence of the NBP, Poland's central bank, which is charged with the responsibility of maintaining the value of the national currency, the Polish złoty. The Constitution also grants the NBP the exclusive power of setting and implementing monetary policy.  Under the Constitution, the Government is prohibited from incurring loans or issuing guarantees or sureties if, as a result, public debt would exceed 60.0 percent of GDP. There are also certain budget‑related requirements that apply if public debt exceeds 43.0, 48.0 or 55.0 percent of GDP. These public debt figures are calculated according to the Polish definition of public debt. For more information, please see "Public Debt—Debt Management". Under Article 220, section 2 of the Constitution, a budget act may not provide for the financing of the budget deficit by the NBP. These limitations are intended to safeguard the fiscal health of the economy.
Under the Constitution, the President is directly elected for a five‑year term and may be re‑elected only once.  Presidential powers include the right to initiate legislation, to veto certain legislative acts and, in certain instances, to dissolve Parliament.  The President's power to dissolve Parliament is limited to instances where the Sejm fails to present the annual budget act for the President's signature within four months of receipt thereof from the Government, or where the Sejm fails to pass a vote of confidence in the Government following attempts to nominate a government in the manner provided for in the Constitution.  The President commands the armed forces, represents the State in its foreign relations, appoints the judges (at the request of the National Council of the Judiciary) as well as the First President of the Supreme Court (as from the candidates indicated by the General Assembly of the Judges of the Supreme Court) and nominates the Prime Minister as well as the President of the NBP, subject to approval by the Sejm.
The Prime Minister is the head of the Council of Ministers and is responsible for forming the Government, which must then receive a vote of confidence from the Sejm.
Poland is divided into 16 provinces, known as voivodships.  Each voivodship is represented by a provincial governor, or voivode, appointed by the Government, who represents the Government at the voivodship level.  There are also three levels of independent territorial self‑government: voivodships, which are divided into poviats, which are further divided into gminas.  There are 16 voivodships at the top level (where self‑governing authorities are located alongside government‑appointed voivods), 314 counties as poviats and 66 cities with poviat status at the intermediate level and 2,478 basic units of locally‑elected governments, known as gminas (including 66 cities with poviat status).  Self‑governing authorities are elected by popular vote.  All of the self‑governing entities are financially autonomous and independent of each other and of the Government.  The Prime Minister may limit their activities only to the extent that their actions conflict with national law.  The self‑governing entities are financed by a share of national taxes and by their own revenues, such as local taxes and fees.  The gminas are entitled under the Constitution to exercise powers that are not designated as powers of other public authorities.
Judicial authority is vested in the Supreme Court and the common courts (appellate, regional and lower courts), the administrative courts (the Primary Administrative Court and voivodeship administrative courts) and the military courts. A separate Constitutional Tribunal has jurisdiction over all matters relating to constitutional issues.
Current Government and Politics
The most recent presidential election concluded on May 24, 2015, after two rounds. The two competing candidates were Bronisław Komorowski, of the Civic Platform ("PO") party (the former President of Poland) and Andrzej Duda, of the Law and Justice ("PiS") party (a former Secretary of State in the Chancellery of the President of Poland and a former member of the EU Parliament). Andrzej Duda won the election with

51.55 percent of the votes cast in the second round of the election, and assumed office on August 6, 2015. The next presidential elections will be held in 2020.
The most recent Parliamentary elections were held on October 25, 2015. Following these elections, the PiS received 37.58 percent of the vote, the PO received 24.09 percent of the vote, the Kukiz'15 received 8.81 percent of the vote, Nowoczesna  "Nowoczesna") received 7.55 percent of the vote and the Polish People's Party ("PSL") received 5.13 percent of the vote. In November 2015, the Government was formed, led by the Prime Minister Beata Szydło, who had previously been a Member of the Polish Parliament (during the fifth, sixth and seventh terms) and a Deputy President of the PiS. Beata Szydło resigned in December 2017, and Mateusz Morawiecki was appointed as Prime Minister.
The following table shows a breakdown of the distribution of seats in the Sejm (by party) and the Senate (by party) as of April 30, 2018:
Seats
Sejm
Law and Justice (PiS)	237
Civic Platform (PO)	136
Kukiz '15	29
Nowoczesna	25
Polish People's Party (PSL)	18
Free and Solidarity	6
Unaffiliated	9
Total	460

Seats
Senate
Law and Justice (PiS)	63
Civic Platform (PO)	31
Unaffiliated	6
Total	100
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Source:  Sejm and Senate
The next Parliamentary elections will be held in autumn 2019.
The most recent local elections were held in November 2014 with votes spread between local committees and main political parties.  Of the two largest political parties, PO received 26.36 percent of the national vote and 179 out of 555 available seats in the regional legislatures, and PiS received 26.85 percent of the national vote and 171 seats in the regional legislatures.
The next local elections will be held in autumn 2018.
Government Policies and Legislative Agenda
Constitutional Tribunal

The Polish constitutional tribunal (the "Constitutional Tribunal") was established in 1982 to resolve constitutional issues involving governmental institutions. The Constitutional Tribunal is composed of 15 judges, chosen by the Sejm for a term of nine years each.
In June 2015, the Sejm enacted a new act on the Constitutional Tribunal (the "June 2015 Act"), which enabled the former Parliament to appoint five new judges to replace five judges whose terms were to expire by the end of 2015. Five new judges (the "Former Parliament Appointees") were appointed by the former Parliament in October 2015. Following the October 2015 Parliamentary elections, Andrzej Duda, the President of Poland, refused to accept the five Former Parliament Appointees' oaths, and the Parliament revoked the appointment of the Former Parliament Appointees and appointed five other judges (whose oaths were accepted by the President) (the "New Parliament Appointees") in their stead.

Subsequently, a group of members of Parliament from PO and PSL filed a motion to the Constitutional Tribunal to resolve whether the June 2015 Act, and the appointment of the Former Parliament Appointees thereunder, was constitutional. In December 2015, the Constitutional Tribunal ruled that three of the five Former Parliament Appointees had been constitutionally appointed by the former Parliament. However, the President has not yet accepted the oaths of these three judges.
At the end of December 2015, new legislation (the "December 2015 Act") was enacted containing significant changes to the June 2015 Act. Among other things, the December 2015 Act (i) increased the threshold required for decisions of the Constitutional Tribunal from a simple majority to a two-thirds majority, (ii) increased the quorum requirement from 9 to 13 judges, (iii) increased to six months (or three months, in exceptional circumstances) the delay before which the Constitutional Tribunal may rule on a case referred to it, and (iv) required the Constitutional Tribunal to hear cases in the order in which they are filed.  On March 9, 2016, the Constitutional Tribunal held that the December 2015 Act is unconstitutional.
In July 2016, the Sejm enacted a new act on the Constitutional Tribunal that replaced the June 2015 Act (as amended by the December 2015 Act). The act on the Constitutional Tribunal of July 2016 was replaced by the Act on the Organization and Proceedings before the Constitutional Tribunal of November 30, 2016 and the Act on the Status of Judges of the Constitutional Tribunal of November 30, 2016. The Act on the Organization and Proceedings before the Constitutional Tribunal states, inter alia, that (i) the General Assembly of the Constitutional Tribunal is only composed of the judges who swore their oath to the President, (ii) the President of the Constitutional Tribunal is chosen by the President based on a list of candidates presented by the General Assembly of the Constitutional Tribunal. The Act on the Status of Judges of the Constitutional Tribunal states, inter alia, that (i) no judge of Constitutional Tribunal can be more than 70 years old and (ii) judges must submit a statement on financial disclosure. In October 2017, the Constitutional Tribunal held that the Act on the Organization and Proceedings before the Constitutional Tribunal and the Act on the Status of Judges of the Constitutional Tribunal are constitutional.
On December 20, 2016, after the end of Andrzej Rzepliński's term of office, the President of the Republic of Poland appointed Julia Przyłębska, the new President of the Constitutional Tribunal. Currently, all 15 seats in the Constitutional Tribunal are appointed.
Reform of the Judicial System
The judicial system in Poland is regulated principally by the Polish Constitution, the Act on the National Judicial Council dated May 12, 2011, as amended (the "Act on the National Judicial Council"), the Act on the System of Common Courts dated July 27, 2001, as amended (the "Act on the System of Common Courts") and the Act on the Supreme Court dated November 23, 2002 as amended (the "Act on the Supreme Court").
In order to reform the Polish judicial system, the Government prepared drafts of the amending acts of the Act on the National Judicial Council, the Act on the System of Common Courts and the Act on the Supreme Court and introduced them to the Sejm.
The new legislation raised concerns about its constitutionality, including among non-governmental and legal organizations.
Due to the concerns regarding the constitutionality of the judicial reform, on July 24, 2017, the President decided to veto two of the amending acts, which had been passed by the Sejm (the Act on the National Judicial Council and the Act on the Supreme Court). However, he signed the third amending act, the Act on the System of Common Courts, and, later on, proposed his own drafts of the other two acts. The presidential drafts of the act amending the Act on the National Judicial Council and of the act replacing the Act on the Supreme Court were passed by the Sejm on December 8, 2017. The President signed these acts on December 20, 2017. They were announced in the Official Journal of Laws on January 2, 2018. The amendments to the Act on the National Judicial Council came into force in January 2018 and the new Act on the Supreme Court will come into force as from April 3, 2018.
The judicial reform introduces material changes to the functioning of the common courts in Poland by increasing the government's authority to supervise the judicial branch. The most important changes include:

(i) the discretionary power of the Minister of Justice to appoint and dismiss presidents of common courts, (ii) the power of presidents of common courts to transfer a judge to another department of a court without the judge's consent, (iii) the introduction of a new system for appointing judges to handle particular cases based on random drawings, (iv) new rules concerning the promotion of judges to higher courts, (v) requirement to publish judicial statements of financial disclosure, and (vi) new rules concerning judges' retirement that introduces mandatory retirement for male judges at the age of 65 and for female judges at the age of 60 with the Minister of Justice having the power to decide on the extension of judicial mandates (until the age of 70).
Pursuant to the amended Act on the System of Common Courts, during the first six months after the law entered into force, the Minister of Justice had the power to dismiss and appoint the president and vice-presidents of the common courts for any reason and without any obligation to state reasons. Six months after the law entered into force, the Minister of Justice is still able to dismiss court presidents however, he/she must first consult the National Council for the Judiciary, which can veto any planned dismissals through a resolution adopted by a two-thirds majority vote.
Changes to the functioning and composition of the National Judicial Council included: (i) shortening the term of office of the current members of the National Judicial Council, (ii) the appointment of members of the National Judicial Council who are judges by the Sejm with a 3/5 majority and not by other judges as it was before the amendment, and (iii) the nomination of candidates for members of the National Judicial Council by 25 judges or 2,000 Polish citizens. On March 6, 2018 the Sejm has appointed the new National Judicial Council comprising of 15 members.
Changes in the Supreme Court include changes to the functioning, organization and composition of the Polish Supreme Court as well as proceedings before that court. The most important changes include: (i) the introduction of new extraordinary complaints against any and all final rulings of common and military courts (including those that became final after October 17, 1997, within a three-year period following the entry into force of the new Act on the Supreme Court) as an additional type of appellate procedure; (ii) the increase in the total (maximum) number of judges of the Supreme Court from the current 93 to at least 120 (the final number to be set by the Polish President) – mainly due to the introduction of new chambers – and the introduction of a new possibility for the Minister of Justice to delegate judges of common courts to the Supreme Court (whereas the ordinary procedure for appointing judges of the Supreme Court remains unchanged, i.e., they are still appointed by the Polish President at the request of the National Judiciary Council); (iii) changes to the procedure to appoint the First President of the Supreme Court, including the possibility of early termination of the First President's mandate, (iv) the introduction of two new chambers of the Supreme Court, i.e., the disciplinary chamber and the extraordinary control and public issues chamber, the replacement of labor, social insurance and public issues chamber with a new labor and social insurance chamber and the abolition of the military chamber, where the two main existing chambers (the civil chamber and penal chamber) remain in the structure, (v) new requirements for Supreme Court judge candidates, (vi) the lowering of the retirement age from 70 to 65 (unless the President has consented to the continuation of a  judge's tenure at his/her request) and (vii) the compulsory retirement of all judges of the abolished military chamber.
In June 2017, the Polish President has also signed the act amending the law on National School of Judiciary. The new act stipulates among others that the judge's training in the National School of Judiciary will be the basic route to the judge's profession. After completion of education at the National School of Judiciary and subject to positive results on the final exams, new graduates will be appointed as assessors by the Minister of Justice for an indefinite period. The National Judicial Council will have the right to object to entrusting the assessor with the duties of a judge. The new laws also introduce changes concerning the application procedure for vacant judicial posts by the court referendaries and judges' assistants.

Military Modernization Program
In 2017, the new Defense Concept of the Republic of Poland was published, summarizing The Strategic Defense Review 2016, including the State development and defense financing framework outlined in The Strategy for Responsible Development. On October 7, 2017, the Ministry of National Defense signed the updated Technical Modernization Plan of the Armed Forces in the Republic of Poland for the period from 2017 to 2022, implementing the results of The Strategic Defense Review 2016. According to the government's current plans, the expenses for defense are expected to amount to PLN 282.8 billion in between 2017 and

2022 and the number of Polish soldiers should reach 150,000. Procurement processes for military equipment are ongoing.
In September 2017, the Sejm passed amendments to the law on technical modernization and financing of the Polish military forces. Under that law, the level of expenditures dedicated to national defense will increase to 2 percent of GDP in 2018 and 2019, 2.1 percent in 2020, 2.2 percent in the years 2026-2029 and should reach 2.5 percent of GDP in 2030.
As a result, the limit for defense spending in the draft 2018 budget increased by PLN 3.9 bn.
Restructuring of the Coal Mining and Energy Sectors
In December 2015, the new Government adopted amendments to the Polish Act on the Functioning of Coal Mining dated September 7, 2007. While amendments to the Act adopted by the previous Government covered a period until the end of 2015, the amendments enacted following the 2015 Parliamentary elections extend certain of the provisions until 2018. The main reason for the recent amendments is to enable the free disposal of mines by mining companies or designated assets to Spółka Restrukturyzacji Kopalń S.A. until January 2018. The latest amendments also define the conditions for granting one-off severance payments to employees, whom this provision will benefit from January 1, 2016. Payment may be granted to employees whose employments were terminated by mutual agreement between December 31, 2015, and December 31, 2018, and who have a minimum of five years' work experience in the mining sector. According to the Ministry of Energy, the amendment does not imply liquidation of mines.
After reviewing policies with regard to state-owned enterprises, the new Government created Polska Grupa Górnicza ("PGG") – a special purpose vehicle company designed to acquire assets and liabilities of the coal mining company Kompania Węglowa S.A., which was facing financial difficulties. Due to the above mentioned acquisition, PGG currently is the biggest coal enterprise and the biggest coal producer in Europe.
Rating considerations
Since the mid-1990s, Poland has been assessed by rating agencies including Standard & Poor's ("S&P"), Moody's ("Moody's") and Fitch ("Fitch"). Poland's credit rating has been upgraded several times throughout the years, in line with the country's economic growth. On January 15, 2016, Poland's credit rating was downgraded by S&P, for the first time in history.  The Polish long-term foreign currency sovereign credit rating was downgraded from "A-" to "BBB+." S&P also downgraded the Polish long-term and short-term local currency sovereign credit ratings from "A/A-1" to "A-/A-2", respectively. At the same time, the rating outlook was revised from positive to negative. Over time, the concerns raised by S&P have not materialized, which resulted in the agency revising the rating outlook positively. In December 2016, Poland's rating outlook was raised to stable and then to positive in April 2018. The positive outlook reflects S&P's view of the strong economic expansion and solid fiscal performance of Poland. The outlook level itself indicates an increased likelihood of a rating upgrade within 24 months.

International Relations and Regional Arrangements

International Relations

Poland is a founding member of the United Nations, belongs to most international organizations and maintains diplomatic relations with 189 countries.  In 1967, Poland joined the General Agreement on Tariffs and Trade ("GATT") and is a member of the World Trade Organization ("WTO"), the successor to GATT.  In 1986, Poland re‑joined the International Bank for Reconstruction and Development ("IBRD"), known as the World Bank, and the IMF, having withdrawn its original memberships in 1950.  Since 1987, Poland has also been a member of the International Finance Corporation ("IFC") and the International Development Association ("IDA").  Poland became a member of the Multilateral Investment Guarantee Agency ("MIGA") in 1990.  In addition, Poland was a founding member of the European Bank for Reconstruction and Development ("EBRD").  In 1996, Poland was accepted for full membership in the Organization for Economic Co‑operation and Development ("OECD").  It became a member of the European Investment Bank ("EIB") in 2004 following its accession to the EU, and joined the Council of Europe Development Bank ("CEB") in 1998. Poland is also one of the founding members of the Asian Infrastructure Investment Bank ("AIIB").

On March 12, 1999, Poland became a member of the North Atlantic Treaty Organization.
Regional Arrangements
European Union Membership
Poland and nine other candidate countries signed the Accession Treaty with the EU (the "Accession Treaty") on April 16, 2003 in Athens.  The Accession Treaty was ratified by all EU members and candidate countries and came into force on May 1, 2004.
Accession to the EU enabled Poland to participate in the EU legislative and decision‑making process and made it bound by EU law (i.e., EU treaties, regulations, directives and decisions).  By acceding to the EU, Poland became eligible to have representation in the European Parliament.  For the purpose of European Parliamentary elections Poland is subdivided into constituencies, in the same manner as the United Kingdom, Ireland, Italy, France, Netherlands, Belgium and Germany.  Following the European Parliamentary elections in 2014, Poland has 51 members of the European Parliament, with the majority of its members belonging to the Group of European People's Party or the Group of European Conservatives and Reformists.
As a member of the EU, Poland has to comply with the Stability and Growth Pact, which is a rule‑based framework for the coordination of national fiscal policies in the EU. It was established to safeguard sound public finances, an important requirement for the Economic and Monetary Union ("EMU") to function properly.
While no deadline has been set, the adoption of the euro is required by the Accession Treaty. In order to adopt the euro, a member state must fulfil the euro convergence criteria. While taking the Treaty obligations into account, it is borne in mind that Poland is still a developing and converging economy. The level of real convergence of Poland with the Eurozone  in terms of GDP per capita still lags behind developed EU member states. Moreover, although the rate of business cycle synchronization is relatively stable in the recent period, Poland's economic structure diverges from the euro area. In such circumstances, the adoption of the euro would pose a threat of negative shocks affecting the Polish economy. At the same time, the effectiveness of the EU reform agenda may also still be perceived as unsatisfactory (despite recent reforms) and does not ensure the long-term stability of the Economic and Monetary Union ("EMU"). Therefore the government is currently focused on improving the potential of the Polish economy and not on the adoption of the euro. As the stability of the Eurozone is of vital importance for the Polish economy, the Government will still take part in initiatives at the EU level to strengthen the institutional setup of the EMU. Fiscal and economic turbulence that was observed in several Eurozone member states stressed the need for institutional reforms. Actions at the EU level will be conducted along with structural reforms in Poland to foster competitiveness of the Polish economy.
Like all EU member states, Poland is subject to multilateral surveillance by the EU's Council and like all non-Eurozone member states; it is obliged to prepare convergence programs on an annual basis. Each convergence program provides for the monitoring of economic developments in each of the EU member states and for the EU as a whole, as well as consistency of economic policies with the broad guidelines set by the EU on a regular basis.
Convergence programs cover fiscal policy, the main assumptions underlying the economic outlook and an assessment of economic policy measures and their budgetary impact. This information is presented for the current and previous years and also includes forecasts for the next three years. Poland published its latest Convergence Program update in April 2018. According to the Program, the general government deficit is projected to reach 2.1 percent of GDP in 2018. From 2019, a declining trend is projected for the deficit, which is forecast to decline to 1.5 percent of GDP in 2019, 1.1 percent of GDP in 2020 and 0.7 percent of GDP in 2021.
According to the "Public Finance Sector Debt Management Strategy in the years 2018-2021" accepted by the Council of Ministers in September 2017, the debt-to-GDP ratio is projected to reach 53.8 percent in 2017, and it is projected to increase to 54.2 percent (calculated in accordance with the EU definition of public debt) in 2018.  In 2019 and 2020, it is projected to decrease to 54.0 percent and 51.8 percent, respectively. As of 31 December 2017, the State Treasury debt (the main component of public debt) decreased in nominal terms (from PLN 928.7 billion at the end of 2016 to PLN 928.5 billion) and was lower than assumed in the strategy by PLN 40 billion (approximately 2.0 percent of GDP), which constitutes a lower base for levels of debt in subsequent years.

EU Rule of Law Assessment
In March 2014, the European Commission established a new EU Framework to strengthen the Rule of Law (the "Framework"). The Framework establishes a three-stage process with the objective of preventing, through a dialogue with the relevant EU member state, the escalation of an emerging systemic threat to the rule of law into a situation where the European Commission would need to issue a proposal to trigger sanction mechanisms under Article 7 of the Treaty of the European Union (the "TEU"). Those three stages are: (i) European Commission assessment, (ii) European Commission recommendation and (iii) monitoring of the member state's follow-up to the European Commission's recommendation. If no solution is found within that Framework, the European Commission may apply Article 7 of the TEU, which provides for special mechanisms with far-reaching sanctions in case a member state does not respect the fundamental values referred to in Article 2 of the TEU, including the rule of law. The most serious sanction under Article 7 is to suspend a member state's voting rights in EU institutions.
In January 2016, the European Commission announced that it has commenced an assessment of recent developments in Poland pursuant to the Framework. The College of Commissioners held a first orientation debate on January 13, 2016 to assess Poland's situation under the Framework and started a dialogue with Polish authorities in connection with the recent changes to the Constitutional Tribunal and state-owned media. See "‑Government Policies and Legislative Agenda‑Constitutional Tribunal". The Prime Minister of Poland at the time, Beata Szydło, participated in a debate on the matter in the European Parliament on January 19, 2016. On July 27, 2016, the first Rule of Law Recommendation regarding the rule of law in Poland was published, setting out the European Commission's concerns about the Constitutional Tribunal in Poland. The first recommendation stated that effective constitutional review by the Constitutional Tribunal in Poland is limited. On December 21, 2016, the second Rule of Law Recommendation was published by the European Commission. In the second recommendation, the European Commission advised the Polish Government to follow up on actions already requested in the first recommendation and publish as well as fully implement all the judgments of the Constitutional Tribunal. On July 26, 2017, the third European Commission Recommendation was published. It addresses concerns about the judiciary reform in Poland, which in the European Commission's opinion is a systematic threat to the rule of law in Poland. See "- New Government Policies and Legislative Agenda‑Constitutional Tribunal".
Triggering of Article 7 of the TEU by the EU Commission

On December 20, 2017, the EU Commission concluded that despite the efforts described on "—EU Rule of Law Assessment", its concerns about the lack of an independent and legitimate constitutional review and judicial independence in Poland have not been resolved. The Commission has, therefore, triggered Article 7 of the TEU for the first time by issuing a Reasoned Proposal under Article 7.1 of the TEU (the "Reasoned Proposal") and the EU Council has found that there is a clear risk of a serious breach by the Republic of Poland of the rule of law. At the same time, the Commission issued a complementary (fourth) Rule of Law Recommendation (which supplements three previous Recommendations, adopted on July 27, 2016, December 21, 2016 and July 27, 2017) setting out the steps that the Polish authorities can take to remedy the situation. This fourth recommendation invites the Polish authorities to address the issues within three months and to inform the Commission of the steps taken to that effect. If the recommended actions are taken, the Commission will reconsider its Reasoned Proposal. The Commission's concerns relate to: (i) the lack of an independent and legitimate constitutional review (in the Commission's opinion, the independence and legitimacy of the Constitutional Tribunal in Poland have been seriously undermined and it is no longer able to provide effective constitutional review and the effectiveness of a constitutional justice system is a key component of the rule of law), and (ii) the threats to the independence of the ordinary judiciary arising from the adoption of new legislation relating to the Polish judiciary (the Act on the National Judicial Council, the Act on the System of Common Courts and the Act on the Supreme Court), which significantly increases the systematic threat to the rule of law in Poland.
Under Article 7.1 of the TEU, after hearing Poland's position, the Council must obtain consent of the European Parliament before adopting a decision by four-fifths majority of the member states (22 out of the 27 member states entitled to vote) determining that there is a clear risk of serious breach of the rule of law in Poland.

On March 1, 2018 he European Parliament accepted the Commission's proposal to trigger Article 7 of the TEU.
However, under Article 7 of the TEU, sanctions may only be imposed on a member state after a unanimous determination by all member states that of the existence of a serious and persistent breach of the rule of law. Once this decision has been made, the Council may decide, by a qualified majority, to suspend certain of Poland's rights under the EU, the most serious of which is the suspension of voting rights.
The Government does not believe that the EU Commission will impose any sanctions on Poland.
Inflow of EU Funds
One of the most important issues in the early years of Poland's membership of the EU was to implement effectively projects co-financed by the EU. This is in line with the principle of European solidarity, which requires that the more affluent EU member states help less developed EU countries bridge the gap in their economic and social development. Poland's EU membership resulted in a major inflow of EU funds of approximately EUR 147.6 billion between May 2004 and March 2018 (mostly from structural funds for Cohesion Policy-related initiatives and payments under the Common Agricultural Policy).  Conversely, during that period, Poland made approximately EUR 48.4 billion of "Own Resources" payments to the EU.  The net inflow of EU resources during that period amounted to approximately EUR 99.2 billion. The following table sets forth information relating to the inflow of EU funds into Poland for the periods indicated.
	2014	2015	2016	2017	Three months ended March 31, 2018
	(EUR millions)
Inflow of EU Funds
Cohesion Policy	12,001.1	7,932.9	5,180.6	7,078.0	1,524.6
Common Agricultural Policy	5,108.7	5,057.9	4,522.5	3,982.0	2,325.2
Other Funds	14.8	63.2	273.3	92.6	10.8
Total	17,124.6	13,054.1	9,976.4	11,152.6	3,860.6
____________
Source:  Ministry of Finance
The decrease in inflow of EU funds between the years 2014 and 2017 is due to the change in EU spending policies, from the 2007-2013 EU financial perspective to the 2014 -2020 EU financial perspective. Spending of EU funds allocated under the 2007-2013 financial perspective was possible until the end of 2015.
Under the Cohesion Policy, Poland received higher inflows of EU funds in 2014 related to operational programs under the 2007-2013 EU financial perspective. Inflow of funds under this policy significantly decreased in 2015, as most of the inflows under the 2007-2013 EU financial perspective had already occurred in previous years. This trend was intensified by the fact that the first inflows for operational programs under the 2014-2020 EU financial perspective only occurred in 2016.
The Common Agricultural Policy was implemented in an accelerated pace and by 2015 the entire allocation of EU funds for this policy under the 2007-2013 EU financial perspective had been used. The decrease in inflow of EU funds under this policy in 2016 and 2017 is due to the early implementation of the Common Agricultural Policy under the 2014-2020 EU financial perspective, as inflows for agricultural programs began in 2014.
The following table sets forth information relating to the use of EU funds for the period from May 2004 to March 2018.
(EUR millions)
Current expenditures	68,649.8
Capital expenditures	78,919.8
Total	147,569.6
____________
Source:  Ministry of Finance

The following table sets forth certain information with respect to the projected inflow of EU funds for the periods indicated.  These are projections based on the current EU budget and do not reflect legal commitments on behalf of the EU to provide the funds.  See "About this Prospectus" for further information with respect to forward looking statements.
	2018	2019
	(EUR millions)
Projected Future Inflows of EU Funds
Common Agricultural Policy	4,838.0	4,861.0
Cohesion Policy	9,953.0	11,684.0
____________
Source:  Ministry of Finance
The following table set forth certain information with respect to Poland's contribution to the EU budget (i.e. "Own Resources" payments to the EU) for the periods indicated.
	2014	2015	2016	2017	Three months ended March 31, 2018
	(EUR millions)
Own Resources Payments
Payments related to Gross National Income	2,932.4	2,962.8	3,003.4	2,024.7	683.5
Payments related to VAT	529.6	481.1	555.4	570.8	134.1
Traditional Own Resources Payments	431.2	507.9	604.4	645.3	173.3
Rebates and corrections	259.9	310.2	330.1	316.6	64.7
Total	4,153.1	4,262.1	4,493.4	3,557.3	1,055.6
____________
Source:  Ministry of Finance
Climate Change Policies and the Paris Agreement
Polish climate policies are based on the EU's common climate policy, pursuant to which the 2020 climate and energy package, which targets a 20 percent reduction of greenhouse gas emissions (compared to 1990), a 20 percent energy efficiency increase (compared to 2005) and an increase on the share of renewable energy sources in the total energy consumption to 20 percent (the Polish target is to increase to 15 percent), has been adopted for the period through 2020.
EU climate policy divides the economy into two sectors: the Emission Trading Scheme (the "ETS") sector (consisting of, among other sectors, industry and energy production), the total emissions of which are capped in consecutive years by emission allowances, which may be purchased by specific installations in auctions across the EU (the EU-wide goal in the ETS sector for 2020 is to reduce the emissions by 20 percent, as compared to 1990 levels), and the non-ETS sector (which includes agriculture, forestry and transport), for which EU member states have individual emission targets (Poland's target is an increase in emissions of 14 percent, as compared with 2005 levels).
The EU has also agreed to set a target domestic emission reduction of at least 40 percent by 2030 (compared to 1990 levels), where the ETS sector's target reduction is of 43 percent and the non-ETS sector's is of 30 percent (in each case for the EU as a whole). According to the provisional agreement between the European Council, European Parliament and European Commission as of December 2017, Poland will be required to decrease its emissions in the non-ETS sector by 7 percent compared with 2005 levels. This has yet to be formally adopted by both the European Parliament and the Council.
Since the reduction target submitted by the EU to the 2015 United Nations Climate Change Conference ("COP 21") reflects the abovementioned internal EU targets, the conclusion of the Paris Agreement under the United Nations Framework Convention on Climate Change (the "Paris Agreement") at COP 21 will in and of itself have no direct impact on Poland's energy sector or its economy. The final text of the Paris Agreement also calls for climate neutrality as a long-term goal, rather than decarbonization of the economy.
To achieve its energy efficiency goal, the National Energy Efficiency Action Plan for Poland 2017 was adopted by the Council of Ministers on January 23, 2018. The document includes measures to improve energy end-use efficiency by sector. It also includes calculations of the energy savings already obtained and planned to be achieved by 2020.

In order to achieve the goal to increase the share of renewable energy sources to 15 percent of total energy consumption in Poland (the target for the EU as a whole is 20 percent), the Ministry of Energy prepared a draft amendment to the Renewable Energy Law which was adopted by the Council of Ministers on March 6, 2018.
Over the last ten years, Poland has systematically improved the energy efficiency of all sectors of its economy by creating a common energy policy and laws on energy efficiency protecting consumer interests, taking into account available energy resources and the technological conditions of energy generation and transmission.
Poland's energy policy is currently under review by the new Government.

On February 22, 2018, the European Court of Justice ruled that Poland had breached EU standards on air pollution. Between 2007 and 2015, Poland exceeded the European limits for emission of PM10, a particulate matter of less than 10 micrometers in diameter that is harmful when inhaled. In this context, the Polish Government appointed a plenipotentiary to the Prime Minister to fully implement the new "Clean Air" program to fight smog. This new program contains fourteen actions to be taken as part of Poland's fight against smog, such as:
•	Measures to reduce high emissions from coal-fired furnaces;
•	Tax breaks for the purchase of electric, hybrid and hydrogen-powered cars;
•	The introduction of more stringent standards for coal sold to the public;
•	The introduction of lower tariffs for electricity for heating homes;
•	A thermo-modernization program.
Relationship with Multilateral Financial Institutions
Poland is a member of various multilateral financial institutions, including the World Bank, the EIB, the EBRD and the IMF.  As of February 28, 2018, Poland's liabilities to multilateral financial institutions amounted to EUR 18.1 billion and accounted for 25.8 per cent. of the State Treasury's total external debt.

World Bank

The World Bank program in Poland currently consists of two investment projects in the area of flood management: (i) the Odra River Basin Flood Protection and (ii) the Odra-Vistula Flood Management Project (with the financial engagement of the Council of Europe Development Bank) and a number of knowledge and advisory products that have helped Poland address its key development challenges, including in the areas of health, fiscal policy or regional disparities. As of March 31, 2018, the World Bank's exposure to Poland, net of principal repayments, amounted to EUR 7.0 billion.

European Investment Bank

The main areas of EIB operations in Poland comprise the transport, power and energy, water, sewerage, solid waste, urban development, health, higher education, telecommunications and agriculture sectors.  In addition, the EIB provides commercially based loans to private enterprises and municipalities, as well as loans to financial intermediaries, in order to fund loans to small and medium sized enterprises.
Total investment of the EIB in Poland amounted to EUR 5 billion in 2017. As of March 31, 2018, the EIB had committed EUR 66.2 billion to Polish borrowers, of which more than EUR 49.4 billion had already been disbursed.  As of March 31, 2018 the EIB's exposure to Polish borrowers, net of principal repayments, amounted to EUR 33.6 billion.
In the second half of 2015, the European Fund for Strategic Investments ("EFSI") was launched jointly by the EIB Group and the European Commission to drive investment in infrastructure and innovation projects across the EU as well as to help finance small- and medium-sized enterprises and mid-cap companies.  Poland is implementing the Plan and has obtained financing for several projects under the EFSI.

As of April 30, 2018, 37 projects were approved under the infrastructure and innovation window in Poland, totaling EUR 2.7 billion and mobilizing total investments related to the EFSI of up to EUR 8.5 billion. As of the same date, ten SME financing agreements were concluded with financial intermediaries (banks, investment funds) in Poland, totaling EUR 156 million in financing which is expected to trigger EUR 1.4 billion in investments.
European Bank for Reconstruction and Development
Since the beginning of its operations in Poland, the EBRD has invested over EUR 8.9 billion in nearly 398 projects (as of February 28, 2018) in various sectors of the country's economy (corporate, financial institutions, infrastructure and energy). Most of the EBRD's investments, approximately EUR 8.0 billion, was granted to the private sector.
EBRD's strategic directions for Poland include promotion of low carbon economy, enhancing the private sector's role in the economy and assisting in the development of a sustainable financial sector and capital markets.
International Monetary Fund
Poland is a member of the IMF's Special Data Dissemination System and complies with applicable practices and standards in publicly disseminating economic and financial data.  Currently, the IMF performs standard Article IV consultations with Poland on a 12-month cycle.
Between 2009 and 2017, Poland had access to IMF funds under the Flexible Credit Line ("FCL"), an instrument designed for countries with very strong economic foundations and policy frameworks. In those years, Poland treated the FCL as an emergency resource and did not borrow any of the available funds. Since January 2015, Poland has been gradually reducing the amount of funds available to it under the FCL, in line with its intention to terminate the agreement once external conditions improved. On November 3, 2017, Poland terminated the FCL agreement.
The last Article IV consultation with Poland was concluded by the Executive Board of the IMF on June 7, 2017. The consultation confirmed the strong economic fundamentals, adequate policies and the resilience of the financial sector in Poland. GDP growth is currently projected to accelerate to 3.8 percent in 2017 and remain strong in 2018. Risks to the short-term growth outlook are broadly balanced. The general government deficit is projected to be 2.9 percent of GDP in 2017. In the IMF's view, Poland's fiscal performance in 2017 has been very encouraging. The visible success of measures implemented to improve efficiency of the fiscal administration constitutes an important support for further fiscal consolidation. In the medium- to long- term the economy faces a number of challenges. The recently adopted Responsible Development Strategy sets a program designed to overcome these challenges as well as ambitious targets to raise living standards to the same level as in the more developed EU countries.
International Development Association
Since 1988 Poland has been a member and contributor to the IDA, which grants preferential long term loans to the world's poorest countries.  As of April 30, 2018, Poland's contribution to the IDA amounted to SDR 40.4 million and EUR 17.3 million of which SDR  35.9 million and EUR 1.0 million had already been paid. Poland's latest commitment to the IDA was made in October 2017 (IDA 18) and was twice as high as the previous commitments (amounting to EUR 17.3 million). Poland also participates in IDA's MDRI (Multilateral Debt Relief Initiative). As of April 30, 2018, Poland had committed PLN 37.0 million and had already paid PLN 8.3 million.
Nordic Investment Bank
Although Poland is not a member of the Nordic Investment Bank ("NIB"), it has access to NIB financing.  As of March 31, 2018, the NIB's exposure to Poland, net of principal repayments, amounted to approximately EUR 488.2 million.

Asian Infrastructure Investment Bank

In June 2016, Poland became a founding member of the Asian Infrastructure Investment Bank ("AIIB"). Poland is currently not borrowing from the AIIB.
Council of Europe Development Bank
Poland has been a member of the CEB since 1998.  As of March 31, 2018, the CEB had approved EUR 4.9 billion in loans to Poland, of which EUR 3.3 billion had already been disbursed. As of March 31, 2018, the CEB's exposure to the State Treasury amounted to EUR 210.4 million.

Major International Treaties
Since joining the EU, Poland's trade policy has been in accordance with the rules of the EU Treaty.  The EU has a customs union among EU member states and a common trade policy in relation to non-EU countries which involves, among other things, a common customs tariff, a common import and export regime and the undertaking of uniform trade liberalization measures as well as trade defense instruments.  Poland is a party to all trade agreements concluded by the EU with other countries.
The Accession Treaty, together with the Treaty on the EU and the Treaty on the Functioning of the EU, constitute the legal basis for regulating, inter alia, economic, trade, service, capital and human resource flows, investment support and protection.
In June 2017, Poland signed the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting ("MLI"). On September 29, 2017, the Sejm implemented the act upon ratification of the MLI and gave its consent for the MLI's ratification by the Polish President. The act was approved by the Senate on October 19, 2017, and ratified by the Polish President on November 9, 2017. The MLI offers solutions for governments to close the gaps in existing international tax rules by transposing results from the OECD/G20 BEPS Project into bilateral tax treaties worldwide. The MLI modifies the application of thousands of bilateral tax treaties concluded to eliminate double taxation.

The Economy
Poland, with over 38.4 million inhabitants, is the most populous member of the EU among all the countries of Central and Eastern Europe (and the 6th in the EU as a whole). The Polish economy has significant strengths: the private debt of nonfinancial enterprises and households is relatively low and the currency regime is flexible. Poland's exports and economy do not depend on a single sector and the domestic market is broad. The banking sector remains well capitalized, liquid and profitable and the macroeconomic policy is geared towards maintaining long-term high and sustainable growth. Since joining the EU in 2004, Poland has benefited significantly from EU structural funds, allowing the government to invest steadily in infrastructural and social development. Adjustments to the EU standards have supported the country's modernization. The service sector comprises the largest component of the Polish economy (63 percent), followed by the industry and construction sectors (34.5 percent) and agriculture (2.4 percent).
Strong macroeconomic fundamentals and policy framework, large and diversified domestic demand and agile fiscal policy made Poland the only EU country to have avoided recession during the post-2007 global economic and financial crisis, and growing by nearly 40 percent between 2008 and 2017, with an average annual GDP growth of more than 3 percent. Today Poland is the eighth-largest economy in the EU in real GDP terms, with a buoyant private sector, internationally competitive export-oriented companies, as well as well-educated and skilled human capital.
Poland's monetary policy framework is laid out in the Constitution and the Act on the National Bank of Poland ("NBP"). The NBP is responsible for the implementation of the monetary policy, the basic objective of which is to maintain price stability while supporting the Government's economic policy. For nearly 20 years, the Monetary Policy Council (the independent decision-making body of the NBP) ("MPC") has been conducting monetary policy with a direct inflation targeting strategy. In 2004, the MPC adopted an inflation target of 2.5 percent with a symmetrical tolerance band for deviations of ± 1 percent. The principles of the monetary policy strategy and the inflation target level have not changed since then.
Since 2004, the average consumer price index ("CPI") annual rate in Poland has not exceeded 4.5 percent and was slightly above 2 percent on average. Because of the relatively high share of food and energy in the CPI basket, inflation in Poland is sensitive to changes of commodity prices. Nevertheless, the level of core inflation (CPI excluding food and energy) remains low: it ranged from -0.2 to 2.7 percent per year between 2004 and 2017.
The following table illustrates certain macroeconomic statistics for the specific periods below:
	2004	2008	2015	2016	2017
	(Current prices, Purchasing Power Standards per capita)
GDP per capita	11,300	14,500	19,800	19,900	-
	(% of GDP)
Private consumption	64.2	61.8	58.4	58.6	58.6
Public consumption	18.3	18.6	18.0	17.9	17.7
Investment	18.3	23.1	20.1	18.0	17.7
Export	34.3	37.9	49.5	52.3	54.0
Import	36.9	42.9	46.4	48.2	49.9
Value added:
Industry	22.9	21.8	23.2	23.4	23.9
Construction	5.7	6.9	7.1	6.2	6.5
Trade; repair of motor vehicles	16.5	16.4	15.7	15.5	15.7
	(total=100)
Structure of employment (LFS(1), 15 years and over):
Agriculture	18.0	14.0	11.5	10.5	10.2
Industry and Construction	28.8	31.9	30.4	31.3	31.5
Services	53.2	54.2	58.1	58.1	58.3
	(%)
Participation rate (LFS(1),, 15 and over)	54.4	54.2	56.2	56.2	56.4
Employment rate (LFS(1),, 20-64 years)	57.3	65.0	67.8	69.3	70.9
Unemployment rate (LFS(1),, 15-74 years)	19.1	7.1	7.5	6.2	4.9
Labour productivity per person (EU28=100)	61.7	62.0	74.0	75.2	-
CPI	3.5	4.2	(0.9)	(0.6)	2.0
Core inflation	1.7	2.3	0.3	(0.2)	0.7

	2004	2008	2015	2016	2017
	(million EURO)
Official reserve assets	26967	44139	86894	108064	94 550
	(% of GDP)
International investment position	(45.4)	(47.1)	(61.0)	(59.9)	(61.9)
CAB	(5.5)	(6.7)	(0.6)	(0.3)	0.3
Credit to the non-financial sector:
Nonfinancial enterprises	12.5	16.9	15.6	16.0	15.8
Households	11.8	28.7	34.3	35.1	33.3

Source: Eurostat, NBP, Statistics Poland, own calculations
Notice: data on labor market and balance of payments are not entirely comparable, because of changes in methodology

(1)	LFS – Labor Force Survey

Economic Performance
Poland has had a solid economic performance throughout the four quarters of 2017. GDP growth accelerated to 4.6 percent in 2017.  Private consumption remained the main engine of the economy supported by the good conditions of the labor market and fiscal stimulus (child benefits under the Family 500+ Program, a PLN 500 monthly tax-free allowance for each second and subsequent child under 18 in each family (irrespective of the family's monthly income) which includes the first child for families with low income). After contracting sharply in 2016, investment expanded 3.4 percent in 2017, with the biggest contribution coming from the general government sector. Strong foreign demand for Polish goods and services resulted in strong exports in 2017.
After four years of very weak inflationary pressure (including over two years of CPI deflation from July 2014 to October 2016, in the first quarter of 2017), the CPI rate increased, mainly driven by higher energy and food prices. In the following quarters of 2017, the CPI rate was relatively stable and it reached an average of 2.0 percent in 2017. In the first quarter of 2018, the CPI rate decreased to 1.5 percent, mainly driven by the slower growth of food and energy prices. Despite the favorable conditions of the labor market and the high growth of private consumption, core inflation (CPI excluding food and energy) has remained at low levels and has remained in the narrow band between 0.7 percent and 1.0 percent since April 2017.
The positive trends on the labor market continued in 2017 and in the beginning of 2018. Labor demand increased, unemployment declined and growth of real wages remained at a relatively high level. Harmonized unemployment rate (seasonally adjusted, Eurostat) fell to a historically low level (4.4 percent in February 2018).
External imbalance of the Polish economy is currently at a low level in historical terms. In 2016, Poland's current account deficit amounted to 0.3 percent of GDP. In 2017 the current account was slightly positive (0.3 percent of GDP). The main driver of the overall external imbalance was the negative primary income component (3.8 percent of GDP). At the same time, the balance of services registered a record high surplus (4.0 percent of GDP).
The MPC has kept the NBP's interest rates unchanged since March 2015, with the reference rate at 1.5 percent. The MPC has assessed the current level of interest rates to be sufficient to keep the Polish economy on the sustainable growth path as well as to maintain macroeconomic balance.
The following table sets out certain macroeconomic statistics for the five years ended 2017:
	2013	2014	2015	2016	2017
	(Real growth, %)
GDP	1.4	3.3	3.8	3.0	4.6
Total consumption	0.8	2.8	2.8	3.4	4.4
Private consumption	0.3	2.4	3.0	3.9	4.7
Investment	(1.1)	10.0	6.1	(8.2)	3.4
	(Contribution to GDP growth, pp)
Domestic demand	(0.6)	4.7	3.2	2.2	4.85
Net export	1.9	(1.4)	0.6	0.7	0.21
	(%)
Employment growth (LFS(1),, 15 years and over)	(0.1)	1.9	1.4	0.8	1.4
Unemployment rate (LFS(1),, 15-74 years)	10.3	9.0	7.5	6.2	4.9
CPI	0.9	0.0	(0.9)	(0.6)	2.0
NBP reference rate (end of the period)	2.50	2.00	1.50	1.50	1.50
	(% of GDP)
CAB	(1.3)	(2.1)	(0.6)	(0.3)	0.3

Source: Statistics Poland, NBP, Eurostat, own calculations
(1)	LFS – Labor Force Survey

The following table illustrates the composition of GDP (as a percentage of total GDP) by sections for the periods indicated:
	2013	2014	2015	2016	2017
	(%)
Sections
Agriculture, forestry and fishing	2.9	2.6	2.2	2.4	2.1
Industry	22.0	22.5	23.2	23.4	23.9
Construction	6.6	7.0	7.1	6.2	6.5
Trade; repair of motor vehicles	17.1	15.8	15.7	15.5	15.7
Transport	5.3	5.5	5.7	5.7	6.0
Accommodation and catering	1.0	1.0	1.0	1.0	1.0
Information and communication	3.5	3.5	3.6	3.7	3.4
Financial and insurance activities	3.8	4.0	3.6	3.9	3.6
Real estate activities	4.6	4.7	4.4	4.6	4.5
Professional, scientific and technical activities and Administrative and support service activities	6.6	6.7	7.2	7.0	7.9
Public administration and defense; compulsory social security; Education; Human health and social work activities	13.3	13.3	13.1	13.1	12.5
Arts, entertainment and recreation; other service activities; activities of household and extra‑territorial organizations and bodies	2.1	2.1	2.0	2.1	2.0
Gross value added	88.8	88.7	88.7	88.4	88.0
Taxes on products less subsidies on products	11.2	11.3	11.3	11.6	12.0
Gross Domestic Product	100.0	100.0	100.0	100.0	100.0
___________
Source:  Statistics Poland.
Risks to the Polish Economy
The major risk factors for GDP growth in Poland are associated with the situation in the external environment, particularly with the Eurozone's economic performance. Poland's strong trade and financial links with the Eurozone, including through participation in the German supply chains, make it susceptible to shocks emanating from major trade partners. The weakening of the growth rate of the Eurozone might weigh on Polish exports and investment and ultimately adversely affect the economic growth in Poland. In the short term, downside risks from the external environment come mainly from elevated geopolitical tensions and protectionist policies, but also from potentially tighter global financial conditions. Uncertainties about macroeconomic policies pursued in major countries outside Europe and the upcoming Brexit add to these factors.

Supervision of companies with State Treasury shareholdings
The key element of the reform of the exercise of ownership rights of the Treasury is the December 16, 2016 Law, in force since January 1, 2017, on the rules of state property management, along with its implementing provisions, which implemented changes to the management system of state property.

In line with the new state property management system, the Prime Minister coordinates the ownership policy with respect to companies with Treasury shareholdings. Ownership rights with respect to those companies are exercised by ministers, government plenipotentiaries or state legal persons, according to rights conferred upon them by the Prime Minister.
The standards for both the selection of supervisory board members and the requirements from candidates to such positions were raised. The role of the supervisory board in the current activities of the companies was enhanced, which improved the transparency of distribution of the companies' funds with special oversight of representation, marketing and consulting expenses.
A new restriction on selling Treasury and state legal persons' shares was introduced and direct privatization was abandoned.
A group of 30 companies of particular importance for the economy was selected, in which the exercise of rights of the Treasury is subject to the Prime Minister's close scrutiny. The companies selected are characterized as having fundamental importance for the safety of the Polish economy and the country. This group includes, among others, companies from the sectors of hard coal mining, power generation, distribution of electricity and gas, as well as oil and gas, utility companies, air and rail transport, a postal company and defense companies. It also includes companies that have a key market share in a given sector, such as chemicals, banking and insurance.
The selection of companies was made taking into account (i) the company's size, measured by its assets, number of employees and turnover; (ii) the industry in which the company operates, with special emphasis on energy, fuel, gas, transport, media, banking, insurance, raw materials and state security; and (iii) the significance of the company's market share in the sector or industry or the national economy.
Analysis of the entities in which the State Treasury has a stake, taking into account the above criteria, led to the selection of a group of companies whose operations have a direct impact on the economic sphere in Poland, ensuring an appropriate level of national security.
The effectiveness of the new ownership policy can be evidenced by the increase in value of the key companies with Treasury shareholdings listed on the Warsaw Stock Exchange by almost PLN 15 billion (7.71 percent) in 2016 and more than PLN 67 billion (32.59 percent) in the first nine months of 2017. As a comparison, the WIG index (Warsaw Stock Exchange Index) increased by 24.22 percent, and the WIG20 (Warsaw Stock Exchange Index of the twenty largest companies on the Warsaw Stock Exchange) rose by 25.95 percent in the first nine months of 2017.
The Treasury property also generates regular income for the State budget, such as dividend and income payments, which in 2017 exceeded PLN 2 billion. This income is stable despite the intensive investment policy of the Treasury, which will continue to improve them and will increase future profits.

Labor Market

As of June 30, 2017, the number of employed persons in Poland amounted to 16.5 million.  One person out of three (31.6 percent) in the workforce was employed in the industrial sector and 57.5 percent in services.  A substantial share of the workforce is still employed in the agriculture sector (approximately 10.5 percent).
The registered unemployment rate at the end of December 2017 was 6.6 percent, down from 8.2 percent at the end of December 2016. As of December 31, 2017, young people (aged 18 to 24) constituted 13.5 percent of the registered unemployed, approximately 27.1 percent of all registered unemployed were persons with only primary education, incomplete primary or lower secondary education, and 42.1 percent of the registered unemployed had been without a job for more than one year.
The following table shows the employment rate by gender in Poland as of the end of the periods indicated (according to the Statistics Poland's Labor Force Survey):

	Employment rate
	Total	Male	Female
	(%)
2016
Q1	52.1	60.0	44.9
Q2	52.7	60.6	45.5
Q3	53.0	61.3	45.4
Q4	53.2	61.6	45.5
2017
Q1	53.2	61.3	45.8
Q2	53.9	61.9	46.6
Q3	54.0	62.7	46.1
Q4	53.7	62.2	45.8
___________
Source:  Statistics Poland
The following table shows the employment by age in Poland as of December 2016 and 2017 (according to the Statistics Poland's Labor Force Survey):
			Employment rate
	Total		Male		Female
	(%)
	2016	2017	2016	2017	2016	2017
Total	53.2	53.7	61.6	62.2	45.5	45.8
15 – 17 years	1.3	1.7	2.0	2.1	-	1.2
18 – 19 years	8.5	9.7	8.8	10.1	8.5	9.3
20 – 24 years	48.9	51.0	56.5	58.5	40.9	43.1
25 – 29 years	78.7	78.7	86.4	86.7	70.6	70.3
30 – 34 years	81.0	82.3	89.1	91.0	72.6	73.2
35 – 39 years	82.4	83.3	89.8	90.7	74.9	75.8
40 – 44 years	83.8	84.2	89.7	89.9	77.8	78.4
45 – 49 years	81.5	82.4	84.3	84.8	78.7	79.9
50 – 54 years	75.5	76.6	78.5	79.7	72.6	73.5
55 – 59 years	63.1	64.7	70.0	71.4	56.9	58.1
60 – 64 years	32.3	33.5	44.9	48.2	21.4	20.6
60 years and more	5.1	5.4	9.0	8.7	2.6	3.2
In the age:
15 – 64 years	65.1	66.4	71.8	73.4	58.4	59.4
20 – 64 years	69.9	71.1	77.3	78.8	62.6	63.5
55 – 64 years	47.7	48.5	57.6	59.7	38.8	38.5
Pre - working	1.3	1.7	2.0	2.1	-	1.2
Working[1]	71.0	72.4	75.0	76.6	66.4	67.7
Mobile	72.4	73.7	79.3	80.8	65.3	66.4
Non - mobile	68.6	70.2	68.8	70.4	68.5	70.0
Post – working[2]	8.2	8.2	9.0	8.7	7.8	7.9
___________
Source:  Statistics Poland
(1)	Women aged 18 – 59, men aged 18 – 64.
(2)	Women aged 60 and older, men aged 65 and older.
The following table shows the registered unemployment rate in Poland since 2013 for the periods indicated:
	2014	2015	2016	2017	As of March 31, 2018
	(%)
Registered unemployment rate	11.4	9.7	8.2	6.6	6.6
___________
Source:  Statistics Poland
Citizens of Ukraine are the largest group of foreigners working in Poland. In 2016, the number of work permits issued for citizens of Ukraine totaled 106,223 (83 percent of total work permits issued). It represents an increase of 110 percent in comparison to the previous year. In 2016, short-term employment of Ukrainians increased by approx. 66 percent as compared with 2015. In 2016, district labor offices registered 1,262,845 employer's declarations of an intention to entrust work to Ukrainian citizens (96 percent of all registered declarations in that year).

In the first six months of 2017, the number of work permits issued for the citizens of Ukraine amounted to 91,436, which represented an increase of 114 percent in comparison to the first six months of 2016 (42,650 work permits issued).
At the same time, in the first six months of 2017, the number of registered employers' declarations of an intention to entrust work to Ukrainians was 904,854 which represented an increase of over 47 percent in comparison to the first six months of 2016 (614,196 registered declarations).
While recent statistics indicate a significant increase in the number of foreigners working in Poland, the participation rate of foreigners in Poland's labor market is still low in comparison with other EU countries, although it affects local economies in some regions. Immigration is considered to be a supportive instrument in alleviating the demographic challenges faced by Poland, and the Government's main focus in this context is on family policy (including expanding maternity leave and child income tax credit schemes) and labor force activation policy.

Balance of Payments and Foreign Trade
Balance of Payments

Since September 30, 2014, Poland has prepared balance of payments and international investment position data according to the sixth edition of the Balance of Payments and International Investment Position Manual ("BPM6").  Historical data was also re-compiled according to BPM6. Poland's current account deficit amounted to U.S.$2.7 billion in 2015 and U.S.$1.4 billion in 2016.  Measured by balance of payments statistics, the trade surplus (goods) amounted to U.S.$2.5 billion in 2015 and U.S.$3.3 billion in 2016.  In 2017 the current account was positive and amounted to U.S.$1.6 billion. This balance was influenced by positive balances of services, trade in goods as well as negative primary income balance and secondary income.
Poland's exports of goods have grown from approximately U.S.$72.7 billion in 2004 to U.S.$224.5 billion in 2017.  Significant expansion of Polish foreign trade has been fueled by a favorable competitive position and strong trade links with other EU countries, including participation in regional and international supply chains.  Export growth has been supported by the resulting gains in market share, and an expansion towards Central and Eastern Europe as well as other developing countries.
In 2017, the value of Poland's exports increased by 14.4 percent and the value of imports increased by 15.8 percent in comparison with 2016.  FDI inflows have financed a substantial portion of the current account deficit. In 2016, net FDI decreased and amounted to U.S.$5.6 billion.  In 2015 and 2016 net FDI fully covered the current account deficit.  In 2017, the balance of net FDI was positive and amounted to U.S.$1.9 billion.  The following table sets out Poland's balance of payments and related statistics for the periods indicated:

	2013	2014	2015	2016	2017
	(U.S.$ millions)
Current Account	(6,744)	(11,444)	(2,659)	(1,369)	1,584
Balance on Goods	(453)	(4,291)	2,464	3,263	873
Goods: exports f.o.b.	198,107	210,628	191,023	196,340	224,538
Goods: imports f.o.b.	198,560	214,919	188,559	193,077	223,665
Balance on Services	10,145	12,046	12,111	15,582	21,035
Services: Credit	44,629	48,723	45,098	49,812	59,211
Services: Debit	34,484	36,677	32,987	34,230	38,176
Balance on Primary Income	(15,896)	(18,649)	(16,284)	(18,680)	(20,218)
Primary income: Credit	15,263	15,443	12,560	12,654	12,321
Primary income: Debit	31,159	34,092	28,844	31,334	32,539
Balance on Secondary Income	(540)	(550)	(950)	(1,534)	(106)
Secondary Income: Credit	8,028	7,884	6,443	6,093	6,883
Secondary Income: Debit	8,568	8,434	7,393	7,627	6,989
Capital Account	11,964	13,305	11,331	4,884	6,805
Capital account: Credit	12,620	14,340	12,025	5,670	7,327
Capital account: Debit	656	1,035	694	786	522
Financial Account	(6,018)	(6,350)	753	(551)	1,473
Direct investment assets	(3,411)	6,799	4,913	11,170	4,394
Direct investment liabilities	795	19,776	15,065	16,758	6,268
Portfolio investment assets	2,162	5,866	11,035	(6,101)	1,161
Equity securities	1,185	2,613	9,997	(6,392)	70
Debt securities	977	3,253	1,038	291	1,091
Portfolio investment liabilities	2,399	3,616	7,859	(2,200)	6,105
Equity securities	2,648	3,146	4,117	(2,655)	1,578
Debt securities	(249)	470	3,742	455	4,527
Other investment assets	1,559	4,453	5,153	2,421	5,082
Monetary authorities	1	2	1	245	(245)
Central and local government	58	(5)	41	243	(18)
MFI (excluding Central Bank)	(1,001)	859	67	345	594
Other sectors	2,501	3,597	5,044	1,588	4,751
Other investment liabilities	3,369	316	(2,419)	16,274	(12,154)
Monetary authorities	1,888	(1,480)	(50)	16,732	(11,177)
Central and local government	2,843	2,503	(34)	(122)	(786)
MFI (excluding Central Bank)	193	1,278	(1,902)	(2,746)	(2,832)
Other sectors	(1,555)	(1,985)	(433)	2,410	2,641,
Financial derivatives	(710)	(64)	(978)	130	(1,157)
Official Reserve Assets	945	304	1,135	22,661	(7,788)
Net errors and omissions	(11,238)	(8,211)	(7,919)	(4,066)	(6,916)
Source:  NBP
Foreign Direct Investment
FDI comprises transactions on shares in direct investment entities (including purchases of such shares), reinvestment of earnings and a balance of transactions on debt instruments.
The inflow of FDI to Poland is based on data reported by companies and by banks.  Annual figures on FDI are set according to the OECD Benchmark Definition of Foreign Direct Investment – 4th edition.  The following table sets out the inflow of FDI to Poland for the periods indicated:

	Components of FDI inflow
	Equity capital	Reinvested earnings	Other capital	Total (net)
	(U.S.$ millions)
Year
2012	3,822	5,605	2,996	12,422
2013	(1,795)	4,661	760	3,625
2014	4,214	8,221	1,830	14,266
2015	5,803	7,731	1,735	15,268
2016	2,137	8,679	3,110	13,927
___________
Source:  NBP
In 2016 the value of net FDI inflow amounted to U.S.$13,927 million.  In 2016, the net inflow from EU countries amounted to U.S.$12,792 million, with the most significant investments coming from the Netherlands and Germany, and the net outflow to countries outside the EU amounted to U.S.$1,135 million, with the most significant investment coming from Switzerland.  The following table sets out the inflow of FDI to Poland from selected countries in 2016:

	Components of FDI inflow
	Equity capital	Reinvested earnings	Other capital	Total (net)
	(U.S.$ millions)
Country
Total World	2,137	8, 679	3,110	13,927
of which:
EU	2,296	7,848	2,649	12,792
of which:
Netherlands	2,051	2,284	785	5,120
Germany	146	2,129	1,202	3,477
Luxembourg	195	799	1,213	2,207
France	159	370	503	1,032
Austria	397	171	454	1,022
United Kingdom	302	284	(56)	531
Ireland	85	3	(660)	(573)
Extra EU	(158)	832	461	1,135
of which:
Switzerland	272	407	218	898
___________
Source:  NBP
In 2016, the most significant inflow of investment was in the manufacturing sector, which amounted to U.S.$4,037 million.  There were also significant inflows from professional, scientific and technical activities (U.S.$2,643 million) and from information and communication (U.S.$2,485 million).  The following table sets out the inflow of FDI to Poland in selected sectors in 2016:

	Components of FDI inflow
	Equity capital	Reinvested earnings	Other capital	Total (net)
	(U.S.$ millions)
Economic activity
Manufacturing	(278)	3,538	777	4,037
Professional, scientific and technical activities	1,371	623	649	2,643
Information and communication	125	1,030	1,330	2,485
Wholesale and retail trade; repair of motor vehicles and motorcycles	523	1,490	(497)	1,516
Real estate activities	545	644	292	1,481
Financial and insurance activities	(261)	892	428	1,058
Transportation and Storage	(27)	235	(219)	(12)
Electricity, gas, steam and air conditioning supply	49	(286)	(251)	(488)
Other service activities	0	8	(4)	4
Total	2,137	8,679	3,110	13,927
___________
Source:  NBP
Inflow of FDI in 2016 was mainly attributable to: (i) reinvested earnings amounting to U.S.$8,679 million; (ii) net inflow of capital against debt instruments (other capital) of U.S.$3,110 million; and (iii) net inflow of equity of U.S.$2,137 million.
Portfolio Investment Liabilities
In the first six months of 2017, the balance on foreign investment portfolio was positive and amounted to U.S.$4.3 billion.  Investment in debt securities by non-residents stood at U.S.$3.9 billion, mostly in Treasury Bonds issued in the domestic market (U.S.$4.7 billion).  Investment in equity securities by non-residents stood at U.S.$0.4 billion net (mostly equity securities issued by the enterprise sector).
At the end of June 2017, Poland's investment liabilities portfolio totaled U.S.$171.4 billion.  The foreign investment holdings of Polish debt securities portfolio amounted to U.S.$124.3 billion and of equity securities to U.S.$47.1 billion.  The main holders of Polish debt securities (issued in the domestic market) originated from Japan, the United States, Luxembourg, Norway, Ireland, Germany and the United Kingdom.

Non-resident holders (other than direct investors) of Polish equity securities originated mainly from the United States, Germany, Luxembourg and France.
Foreign Trade

Exports accounted for 46.3 percent of GDP in 2013, 47.6 percent in 2014, 49.5 percent in 2015, 52.3 percent in 2016 and 54.0 percent in 2017.  Imports constituted 44.4 percent in 2013, 46.1 percent in 2014, 46.4 percent in 2015, 48.2 percent in 2016 and 49.9 percent in 2017.
Focus of Trade
In 2017, trade with EU countries accounted for 79.7 percent of exports and 60.1 percent of imports.  Germany is Poland's largest trading partner, accounting for 27.4 percent of exports and 23.1 percent of imports in the first nine months of 2017.  Trade with other EU countries accounted for 52.3 percent of exports and 37.0 percent of imports in the same period.
The most significant export items in 2016 were machinery and transport equipment (cars, vehicles, ships, boats, parts and accessories to motor vehicles), manufactured goods and miscellaneous manufactured articles (other consumer goods).  The most significant imported items are similar to those which dominate exports, with chemicals and related products playing a relatively more important role than that of exports.
The following table sets out, on a percentage basis, the geographic distribution of Poland's exports and imports for the years indicated:

	2013		2014		2015		2016		2017
	Export	Import	Export	Import	Export	Import	Export	Import	Export	Import
Developed Countries:
Germany	25.1	21.7	26.3	22.0	27.1	22.9	27.4	23.3	27.4	23.1
United Kingdom	6.5	2.6	6.4	2.6	6.7	2.7	6.7	2.6	6.4	2.4
Other EU countries	43.4	34.2	44.8	34.4	45.6	34.4	45.7	35.3	45.9	34.6
Other developed countries	6.9	7.5	6.6	6.9	6.3	6.9	6.5	7,0	6.7	7.4
Total developed countries	81.9	66.0	84.1	65.9	85.7	66.9	86.3	68.2	86.4	67.5
Central and Eastern Europe:
CEFTA(1)	0.6	0.2	0.7	0.2	0.6	0.2	0.7	0.3	0.7	0.3
Russia	5.3	12.1	4.2	10.3	2.9	7.3	2.8	5.8	3.0	6.5
Other Central and Eastern Europe(2)	4.2	1.6	3.1	1.5	2.5	1.3	2.7	1.4	2.9	1.6
Total Central and Eastern Europe	9.4	13.6	7.3	11.8	5.3	8.6	5.5	7.2	5.9	8.1
Developing countries	8.7	20.4	8.6	22.3	9.0	24.5	8.2	24.6	7.7	24.5
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
___________
Notes:
(1)
In 2006, CEFTA consisted of Bulgaria, Romania, Croatia and Macedonia.  From May 1, 2007 to July 2013, CEFTA comprised: Albania, Bosnia and Herzegovina, Croatia, Macedonia, Moldova, Montenegro, Serbia and Kosovo.  Since July 1, 2013, CEFTA no longer includes Croatia due to Croatia’s accession to the EU.

(2)	“Other central and eastern Europe” includes European countries of the former USSR.
Source:  Statistics Poland
Trade Policy
Since Poland's accession to the European Union on May 1, 2004, Poland has applied the EU's Customs Tariff.
The Common Customs Tariff specifies tariff classification rules and customs rates for each Combined Nomenclature ("CN") code describing goods.  Each economic operator that operates in Poland is obliged to comply with the Common Customs Tariff if its activity consists of the import or export of goods, regardless of whether they are domestic or foreign economic operators.
The Common Customs Tariff is binding in its entirety and directly applicable in all EU member states, including Poland.
Since January 1, 2018, the Commission Implementing Regulation (EU) No 2017/1925 of October 12, 2017 amending Annex I to Council Regulation (EEC) No 2658/87 on the tariff and statistical nomenclature and on the Common Customs Tariff (OJ L 282 of October 31, excise tax 2017) has governed the Common Customs Tariff.
The average effective tariff rate as provided in the Budget Act for 2018 is 1.0 percent.

Official Reserves
In 2015, Poland’s official reserves decreased by U.S.$5.5 billion and as of December 31, amounted to U.S.$94.9 billion.  In 2016, reserves increased by U.S.$19.5 billion and as of December 31, amounted to U.S.$114.4 billion.  In 2017, Poland’s official reserves decreased by U.S.$1.1 billion and as of December 31 amounted to U.S.$113.3 billion. The Government considers these reserves to be adequate based on Poland’s short-term external debt and the months of import coverage these reserves provide.
The following table sets out certain information in U.S. dollar equivalents regarding Poland's official reserve assets at the end of the periods indicated.
	Official Reserve Assets(1) Excluding Monetary Gold	Official Reserve Assets of Monetary Gold	Total Official Reserve Assets	Months of Import Coverage(2) in Total Official Reserves Assets
	(U.S.$ millions)	(U.S.$ millions)	(U.S.$ millions)
2013	102,243.8	3,975.7	106,219.5	6.4
2014	96,469.6	3,968.6	100,438.2	5.6
2015	91,405.8	3,515.3	94,921.1	6.0
2016	110,554.6	3,837.0	114,391.6	7.1
2017	108,986.8	4,292.1	113,278.9	6.1
___________
(1)	Including Poland's reserve position in IMF.
(2)	Based on average imports of goods.
Source:  NBP

Monetary and Financial System
Structure and Development of the Polish Banking System

As of September 30, 2017, there were 35 commercial banks (14 with majority Polish ownership and 21 with majority foreign ownership), 555 cooperative banks and 28 branches of foreign credit institutions operating in Poland. Three domestic banks performed services abroad either through a subsidiary or a branch, however the scope of this activity remained limited. The sector was dominated by commercial banks, which collectively held 92.9 percent of the total sector's assets. The market share of foreign controlled banks in the banking sector assets amounted to 45.4 percent (including branches of credit institutions). Concentration of the market is moderate, the market share of the five largest banks in the sector's assets amounted to 48.3 percent.
The Polish banking sector earnings and profitability were in line with European averages. At the end of September 2017, annualized Return on Assets ("ROA") was 0.76 percent, which was considerably higher than the ratio in the EU as demonstrated by EBA Risk Dashboard Data as of Q2 2017. On the first nine months of 2017, the net profit of the banking sector was 7 percent lower than in the same period of the previous year, mainly as a result of external factors (such as the banking tax (which has been in force since February 2016), and one-off annual payments to the bank resolution fund (which was paid in full by most banks in the first three months of 2017, compared to payments in four installments in 2016)) and the high base effect (non-recurring income from the sale of Visa Europe in June 2016). The monthly banking tax rate of 0.0366 percent is applied to the tax base of total assets decreased by PLN 4 billion, value of Treasury bonds, value of own funds and, in the case of affiliating banks, deposits of affiliated cooperative banks. The banking tax has been in force since February 2016. Banks are obliged to pay the total annual contribution to the bank resolution fund in the Bank Guarantee Fund ("BGF") each year until July 20, comparing to four quarterly instalments in 2016. Most large banks paid the total annual contribution in Q1 2017. Despite the persistent low interest rate environment, the NIM ratio was steadily rising over the recent two years and in September 2017 amounted to 2.41 percent.
Lending to non-financial customers grew by 5.0 percent year-on-year (on an exchange rate adjusted basis) as of September 2017. Growth of lending to non-financial customers was slightly higher than the growth of nominal GDP in the same period and thus supported sustainable economic growth without giving rise to imbalances in the economy nor in the financial system. The ratio of loans to the non-financial sector to GDP was stable and relatively low (it amounted to approximately 51 percent as of September 30, 2017 and increased by 5 percent since the end of 2008). Lending to corporations increased at 5.6 percent per year, mainly backed by a strong growth of 12.1 percent on investment loans. Consumer loans grew by 5.8 percent per year, and housing loans by 3.4 percent per year. Zloty denominated housing loans grew by 10.7 percent and foreign currency denominated housing loans decreased by 7.3 percent per year. Since 2011, new housing loans are being granted mostly in domestic currency, as a result the share of FX housing loans in the total stock of housing loans is continuously decreasing. In September 2017, the total share of FX housing loans in the total stock of housing loans amounted to approximately 36 percent (in 2009 it reached over 70 percent). All data on loan volume changes quoted in this paragraph are exchange rate adjusted.
The quality of the Polish banking sector's assets was high and gradually improving, supported by favorable performance of the corporate sector and the labor market. Total NPL ratio decreased to 6.9 percent in September 2017 from 7.3 percent in the same period of 2016. Housing loans portfolio outperformed other loan portfolios, the NPL ratio amounted to 2.9 percent. Coverage of impaired loans by provisions (59.1 percent for household impaired loans and 48.5 percent for enterprise impaired loans) is sufficient, taking into account the average collateralization of loans and market prices of impaired loans.
The Polish banking sector remained well capitalized. According to EBA Risk Dashboard as of September 30, 2017 the average capital ratios of Total Capital (TCR) and Tier 1 was 18.0 percent and 16.5 percent, respectively. Even though the Tier 1 capital ratio of the Polish banking sector remained close to the EU average (15.7 percent as of June 30, 2017), it was better capitalized since banks in Poland apply significantly more conservative risk weights. The ratio of risk weighted assets to total assets in Poland was significantly higher than the EU average (60.5 percent compared to 36.8 percent as of June 30, 2017). Consequently, according to ECB the average leverage (assets to equity) for Polish banks was approximately 9.3, compared to 15.5 in the EU.

Funding and liquidity of Polish banks remained sound. Banks have continued increasing the share of cheaper local funding (mainly non-financial sector deposits) in their funding structure. The growth rate of deposits was high (5 percent year-on-year (on an exchange rate adjusted basis) on September 30, 2017 , of which deposits of households grew by 5.6 percent year-on-year and deposits of enterprises by 3 percent on September 30, 2017). The loan to deposit ratio remained in a gradual downward trend and amounted to 98.2 percent on September 30, 2017. Total liabilities of the banking system to financial non-residents (of which 70.6 percent were in foreign currency as of September 30, 2017) continued the downward trend and accounted for approximately 11.1 percent of bank assets on September 30, 2017 (as compared to the highest historical value of approximately 20 percent in the beginning of 2009.
The National Bank of Poland

The NBP is the central bank of Poland. It is authorized by the Constitution, the Act on Narodowy Bank Polski of August 29, 1997 as amended (the "NBP Act") and the Banking Act of August 29, 1997 as amended (the "Banking Act") and are consistent with EU standards. EU law, the Constitution of the Republic of Poland and the NBP Act all confirm the NBP's independence, which is essential for the credibility of the central bank. According to the Constitution, the NBP has the exclusive right to issue money as well as to formulate and implement monetary policy. In line with the Act on NBP, it provides banking services to the State budget. Although the NBP may act as a financial agent to the Government, it is not regarded as liable for the obligations of the State Treasury in this respect. NBP is also responsible for establishing the necessary conditions for the development of the banking system. Following an amendment to the Act on NBP in 2015, NBP has been assigned the task of acting towards stability of the financial system as well as eliminating or reducing the systemic risk of the financial sector.
The NBP has three governing bodies, the President, the MPC and the Management Board. The President of the NBP is appointed by the Sejm at the request of the President of the Republic of Poland for a six-year term, with strictly limited possibilities of removal. Adam Glapiński was officially appointed President of the NBP by the Sejm on June 10, 2016 and took office on June 21, 2016 after taking an oath of allegiance to the Sejm. The President of the NBP is the chairman of the two other governing bodies of NBP as well as of the Financial Stability Committee in the area of the macroprudential supervision. Under the NBP Act, the powers of the President of the NBP are separated from those of the MPC and the Management Board of the NBP.
Monetary policy decisions are taken by the MPC. According to the Constitution and the Act on NBP, the MPC formulates annual monetary policy guidelines and submits these to the Sejm together with the Draft Budget Act submitted by the Council of Ministers. Based on these guidelines, the MPC makes monetary policy decisions, in particular on interest rates, required reserve ratios and remuneration rates on the reserve holding. In addition, the Constitution requires that within 5 months following the end of each fiscal year, the MPC submits to the Sejm a report on the achievement of the purposes of the monetary policy. The Council also issues a triannual Inflation Report, which presents the MPC's assessment of the macroeconomic conditions influencing inflation developments.
The MPC consists of the President of the NBP as Chairman and nine Members from outside the NBP, which are appointed in equal numbers by the Polish President, the Sejm and the Senate for a period of 6 years. The tenure of eight of the current Members and the Chairman began in 2016.
The principles for setting the zloty exchange rate are laid down by the Council of Ministers (i.e. the Government) in consultation with the MPC. The NBP Management Board performs tasks related to the foreign exchange policy. The NBP publishes current middle exchange rates for foreign currencies and rates for other types of foreign exchange such as buy and sell prices of foreign currencies and performs its function of central foreign exchange authority by holding and managing the official foreign exchange reserves, and by conducting banking operations and taking other measures to ensure the safety of foreign exchange operations and liquidity of international payments.
The NBP Management Board's core responsibilities include implementing the resolutions of the MPC, supervising open market operations, performing tasks concerning the exchange rate policy and analyzing the stability of Poland's financial system. The Management Board consists of the President of the NBP and six to eight members, of which two are Vice Presidents. In line with the Management Board's mandate regarding financial stability set forth in the NBP Act, the NBP produces a semi-annual Financial Stability Report, which analyzes the resilience of the domestic financial system, in particular of the banking sector, against potential or materialized financial and macroeconomic shocks. The reports take into account a wide range of financial and macroeconomic indicators which are largely based on data received directly from financial institutions and supported by the NBP's own quantitative and qualitative research.
Financial Stability Committee - Macroprudential Authority
According to the Act on Macroprudential Supervision, FSC is the macroprudential authority in Poland. The FSC is a collegial body where four main financial safety net institutions: the NBP, the Ministry of Finance, the Polish Financial Supervision Authority and the BGF are represented. The President of the NBP is the chairman of the Committee in the area of macroprudential supervision. The secretariat for the FSC is provided by the NBP.
The primary task of the FSC is to identify, assess and monitor systemic risks stemming from the financial system or its environment, as well as to limit such risks using macroprudential instruments. For this purpose, the Committee may deploy soft law instruments, such as issuing recommendations or statements.
Recommendations are issued when the FSC wants to indicate the need to take measures to mitigate the systemic risk identified. Addressees of the recommendations can only be the NBP, the Ministry of Finance, the Polish Financial Supervision Authority and the BGF that are institutions that have the possibility to take supervisory and regulatory measures in order to stabilize the domestic financial system. Recommendations are not legally binding, however are backed by a "comply or explain" mechanism.
When a high level of systemic risk is identified and the FSC finds it necessary to inform about the source of this risk and the possible consequences for the financial system, the FSC will issue a statement. The range of addressees of the statement is wide and includes both the NBP, the Ministry of Finance, the Polish Financial Supervision Authority, the BGF and other entities in the financial system. The issuance of a statement may serve only as a communication instrument, but it should also encourage the competent authorities or economic agents to take corrective action to limit the consequences of the systemic risk.
The Committee holds its meetings every quarter. Information on its activities is available at: http://www.nbp.pl/macroprudentialsupervision/index.aspx.
The FSC, as a Polish macroprudential authority, cooperates with the European Systemic Risk Board (ESRB), other European Union authorities, macroprudential authorities of the member states or third countries, as well as international institutions.
Monetary Policy

The primary objective of the NBP's monetary policy is to maintain price stability, while supporting the economic policy of the Government. While striving to maintain price stability, the NBP pursues the inflation targeting strategy under the floating exchange rate regime. At the same time, monetary policy is conducted in a way that fosters sustainable economic growth and financial stability.
The MPC sets a numerical medium‑term target for inflation and meets regularly each month to discuss the economic conditions and outlook, and, after analyzing risks to price stability, takes no action or adjusts the monetary policy instruments. The NBP's main instrument is a short-term interest rate.
Since 2004, the medium‑term inflation target has been set at 2.5 percent with a symmetrical band for deviations of +/‑ 1 percentage point. The target is defined over a medium‑term horizon and in terms of annual growth of CPI. Every year the MPC also publishes Monetary Policy Guidelines, providing an outline for the monetary policy in the coming year. This outline is fully compatible with the medium‑term strategy.  Since the introduction of the medium-term target of 2.5 percent, the average CPI inflation in Poland has amounted to 2.0 percent. After a rise of inflation in early 2017, consumer price growth stabilized at a level close to but below the NBP's target (2.0 percent in December 2017). Volatile factors, such as energy and food prices, have been recently exerting some upward pressure on consumer prices. At the same time, since the beginning 2017 core inflation has been stable and moderate (0.9 percent in December 2017). According to the NBP's November 2017 Inflation Report, CPI inflation is expected to remain close to the target in the coming years.

Since March 2015, the MPC has been keeping the NBP interest rates unchanged, with the level of the NBP's reference rate remaining at 1.5 percent.
Monetary Policy Implementation

The NBP's interest rates are the principal instrument of monetary policy with regard to reaching predetermined inflation targets in Poland. By setting the level of these rates, the MPC influences the level of short-term money market interest rates.
The NBP's reference rate reflects the general direction of monetary policy. It determines the yield obtainable on open market operations. Due to a liquidity surplus prevailing in the Polish banking sector, open market operations are used to absorb excess liquidity from the interbank market. Starting from 2008, open market operations have been conducted on such a scale as to enable the Polish Overnight Index Average ("POLONIA") to run close to the NBP's reference rate.
The NBP's open market operations can be divided into the following three categories:
•
main open market operations, which are executed on a weekly basis in the form of the issuance of NBP bills with a seven-day maturity. A fixed rate at the level of the NBP's reference rate is binding during tenders. Regular issuance of NBP bills plays a pivotal role in pursuing the objectives of the NBP’s open market operations;

•
fine-tuning open market operations that may be conducted with the aim of limiting the volatility of short-term market interest rates. They are executed on an ad-hoc basis within the required reserve maintenance periods, whenever liquidity conditions in the banking sector are substantially out of balance, as well as on the last business day of the above-mentioned reserve maintenance periods. This may involve liquidity-absorbing operations (issuance of NBP bills, reverse repo transactions) or liquidity-providing ones (redemption of NBP bills before maturity, repo transactions). The maturity and yield of these operations as well as the exact manner in which they are carried out depend on the situation in the banking sector; and

•
structural open market operations which may be conducted in order to affect the long-term liquidity structure in the banking sector. If required, the NBP may carry out the following structural operations: bond issuances and the purchase or sale of securities in the secondary market.

The following table sets out details of interest rates set by the NBP and changes made to them since 2009:
	Lombard Rate	Reference Rate	Deposit Rate
	(%)
Effective Date
January 28, 2009	5.75	4.25	2.75
February 26, 2009	5.50	4.00	2.50
March 26, 2009	5.25	3.75	2.25
June 25, 2009	5.00	3.50	2.00
January 20, 2011	5.25	3.75	2.25
April 6, 2011	5.50	4.00	2.50
May 12, 2011	5.75	4.25	2.75
June 9, 2011	6.00	4.50	3.00
May 10, 2012	6.25	4.75	3.25
November 8, 2012	6.00	4.50	3.00
December 6, 2012	5.75	4.25	2.75
January 10, 2013	5.50	4.00	2.50
February 7, 2013	5.25	3.75	2.25
March 7, 2013	4.75	3.25	1.75
May 8, 2013	4.50	3.00	1.50
June 6, 2013	4.25	2.75	1.25
July 4, 2013	4.00	2.50	1.00
October 9, 2014	3.00	2.00	1.00
March 4, 2015…………………………………………	2.50	1.50	0.50
___________
Source:  NBP

The latest easing cycle started in late 2012. Since then, interest rates have been cut on 10 occasions, bringing the reference rate to 1.5 percent in March 2015. Interest rates remain unchanged since March 4, 2015.
Bank Regulation

With effect from January 1, 2008, banking supervision has been carried out by the Polish Financial Supervision Authority (PFSA) as stipulated in the Act of July 21, 2006 on the Supervision of the Financial Market (the "Financial Market Supervision Act").
According to Article 4, paragraph 1 of the Financial Market Supervision Act, the PFSA's responsibilities comprise the following:
•	exercising supervision of the financial market;
•	taking action to foster the proper operation of the financial market;
•	taking action to promote the development of the financial market and its competitiveness;
•	taking educational and informative actions related to the operation of the financial market;
•	participating in the preparation of legal acts relating to financial market supervision;
•
creating opportunities for the amicable and conciliatory dissolution of disputes between the participants of the financial market, including, in particular, disputes arising from contractual relationships between the entities subject to the PFSA’s supervision and the customers buying their services; and

•	other statutory tasks.
Credit Unions

Deposit-taking institutions in Poland include credit unions. Credit unions form a system that is almost entirely separated from the banking sector, both in terms of regulatory framework (they are regulated by specific regulations beyond the Banking Act, however some provisions of the Banking Act apply to them) and economic links.  Credit unions constitute a relatively small part of the Polish financial system and the ratio of assets of the 35 credit unions operating in Poland to the total assets of the banking sector stood at less than 0.6 percent as of September 30, 2017. Due to their small size and the absence of links with other financial institutions, credit unions do not pose a systemic risk.
As of September 30, 2017, disbursements of covered deposits made from the BGF to customers of 4 failed credit unions stood at PLN 1.1 billion. The BGF also provided the banks and their subsidiaries that took over failed credit unions with unlimited guarantees covering any losses resulting from the takeovers. Provision of such disbursements and guarantees may continue in the future due to the ongoing restructuring of the credit union sector.
Foreign Currency housing loans portfolio

In the years 2007 and 2008, in the period when the Polish zloty remained strong in relation to foreign currencies, a marked increase in foreign currency housing loans was observed, in CHF in particular. This increase was a result of both demand and supply factors, including housing aspirations of the society, differences in the interest rates and the expectation that Poland would accede to the Eurozone. Since the end of 2011, lending in the housing loans segment has focused almost exclusively on loans in zloty as a consequence of the changes in strategies of banks and the activities of the supervisory authority and the NBP. As of September 2017, the value of the foreign currency housing loans portfolio represents 8.1 percent of the banking sector assets.
In August 2017, the President of the Republic of Poland submitted a draft bill amending the Act of October 9, 2015 on support to borrowers in difficult financial situation, who took out housing loans and the Act of February 15, 1992 on corporate income tax. The draft law provides for, among others, establishing the new Restructuring Fund (supplementary to the already existing Relief Fund) to be financed from banks' quarterly contributions amounting to 0.5 percent of the value of their FX housing loans portfolio. Banks would be allowed to tap the Restructuring Fund to refund costs resulting from the voluntary restructuring of the FX housing loans, which would assume the conversion to the zloty and outstanding capital reduction (costs are defined as the difference between a balance sheet value of a housing loan before and after the restructuring).
Capital Markets

Warsaw Stock Exchange
In 1991, Poland established the Warsaw Stock Exchange (the "WSE"). The WSE operates the main market and also acts as the operator of an alternative market called NewConnect (established in August 2007) for smaller companies.  In November 2010, the WSE went public and its shares were self-listed.
In September 2009, the WSE launched CATALYST, the first organized market in debt securities in Poland and a unique market of its kind in Central and Eastern Europe.  The system facilitates and optimizes issuances of, as well as trading in, corporate and municipal bonds. BondSpot SA, a subsidiary of the WSE, also operates the Treasury BondSpot Poland, which is a wholesale market dedicated to trading in Treasury bonds and Treasury bills.
According to the WSE, it is now the largest national financial instruments exchange in Central and Eastern Europe (including Poland, the Czech Republic, Slovakia, Slovenia, Bulgaria, Romania, Austria and Hungary) and in recent years has been one of the fastest-growing exchanges in Europe.  It offers a wide range of products and services within its trading markets of equities, derivatives, debt and structured products, electricity, natural gas, property rights, as well as clearing of transactions, operation of the Register of Certificates of Origin of electricity and sale of market data.
As of May 2017, there were 476 companies listed on the WSE (426 local members and 50 foreign members) and out of a total of 65 investment firms conducting their activities under Polish law, 12 of which were banks conducting brokerage activities and the rest were independent entities. In May 2018, there were 2,990 licensed brokers of securities, 383 commodities brokers and 666 licensed investment advisors.
Foreign investors may trade on the WSE on the same terms as domestic investors and may freely repatriate trading profits in a foreign currency.
Treasury securities
Treasury bonds and bills denominated in PLN are sold at regular auctions by the State Treasury.  The primary domestic market is based on a selected group of banks acting as primary dealers.
The following table sets forth certain information with respect to the sale of treasury securities on the domestic market for the periods indicated:

	Q1 2017	Q2 2017	Q3 2017	Q4 2017	2017
	(nominal amount, PLN billions)
Gross sales of treasury securities
Treasury bonds	41.3	30.1	16.1	35.2	122.7
Treasury bills	6.0	0	0	0	6.0
Total	47.3	30.1	16.1	35.2	128.6
Net sales of treasury securities
Treasury bonds	23.7	9.7	(4.4)	(1.0)	28.0
Treasury bills	6.0	0	(6.0)	0	0
Total	29.7	9.7	(10.3)	(1.0)	28.0
__________
Source:  Ministry of Finance
Trading of Treasury bonds is conducted on three secondary markets: non‑regulated OTC market, the Treasury BondSpot Poland electronic platform and on regulated markets of Warsaw Stock Exchange and BondSpot S.A. In 2017, trading of Treasury bonds occurred primarily on the non-regulated OTC market (95.1 percent of total trading volume), while the respective shares of the Treasury BondSpot Poland electronic platform and the WSE of total Treasury bond trading volume amounted to 4.9 percent and approximately 0.01 percent, respectively.

The main holders of State Treasury debt at the end of December 2017 were foreign investors with PLN 471.8 billion (50.8 percent), the domestic banking sector with PLN 257.3 billion (27.7 percent) and domestic non-banking investors with PLN 198.8 billion (21.4 percent).The average time to maturity ("ATM") of domestic marketable debt increased from 4.36 years at the end of December 2016 to 4.49 years at the end of December 2017. The ATM of total State Treasury debt has remained at the safe level above 5 years. The average time to re‑fixing ("ATR") and duration of domestic marketable debt increased from 3.35 and 3.07 years at the end of December 2016, respectively, to 3.33 and 3.04 years at the end of December 2017. The level of interest rate risk for foreign debt does not pose a threat for the cost minimization objective, as sensitivity of foreign currency debt servicing cost to changes in interest rates is limited (ATR at 4.98 years and duration at 4.49 years at the end of December 2017).
The following table sets out the ATM, ATR and duration of State Treasury debt as of the dates indicated:

	As of December 31,
	2013	2014	2015	2016	2017
ATM
Domestic debt	4.49	4.19	4.27	4.36	4.49
Foreign debt	7.19	7.08	6.88	6.92	6.46
Total	5.33	5.24	5.22	5.27	5.12
ATR
Domestic debt	3.28	3.17	3.24	3.35	3.33
Foreign debt	5.68	5.35	4.98	5.23	4.92
Total	4.03	3.97	3.87	4.02	3.84
Duration (1)
Domestic debt	3.09	3.03	3.04	3.07	3.04
Foreign debt	4.79	4.80	4.54	4.71	4.49
Total	3.67	3.71	3.61	3.70	3.54
_________
(1)	Excludes inflation-linked bonds
Source:  Ministry of Finance

PUBLIC FINANCE
The Polish public finance system is comprised of the State budget, local budgets, extra-budgetary units, agencies and other entities. It is divided into three sub-sectors: central, local and social security. There are some differences in the scope of the sector and accounting methods as compared to the general government sector (as defined in the EU's European System of Accounts 2010 ("ESA 2010")).
The Polish methodology differs from ESA 2010 in two significant respects:
The Polish methodology differs from ESA 2010 in two significant respects:
•	under ESA 2010, revenues and expenditures are calculated on an accrual basis, whereas a cash basis is used under the Polish methodology; and
•
the scope of the public sector is defined differently under the two methodologies, for example funds formed within Annual reports of Bank Gospodarstwa Krajowego ("BGK") (i.e., the National Road Fund and the Railway Fund) and the BGF, are excluded under Polish methodology and included under ESA 2010.

Fiscal policy in Poland is conducted within the limitations contained in the provisions of national and EU law, comprising:
•
the upper limit of the State budget expenditure, which is set for the following year based on the stabilizing expenditure rule contained in the Public Finance Act of August 27, 2009 (Journal of Laws of 2016, item 1870, as amended);

•
reference values for the general government nominal deficit (3 percent of GDP) and for the general government debt (60 percent of GDP), and the medium-term budgetary objective at the level of ‑1 percent of GDP.

The primary goal of the Government, the achievement of sustainable public finance, requires, among other steps, further strengthening of the institutional framework for fiscal policy. Therefore, Poland adopted the stabilizing expenditure rule ("SER") in 2013, see "Public Finance—Public Finance System and Taxation System—Stabilizing Expenditure Rule" below. The rule was used in an auxiliary way in the process of designing the State budget for 2014. Formally, the rule was introduced in the 2015 budget. The SER contributes to a reduction of the excessive general government deficit and fiscal consolidation.
Fiscal performance in 2017
The general government deficit in 2017 decreased by 0.6 percentage points, as compared to 2016 and was 1.7 percent of GDP. This decrease was a result of the higher increase of revenues in relation to GDP (which increased by 0.8 percentage points as compared to 2016, to 39.6 percent of GDP, this increase was mainly driven by an increase of 0.4 percentage points of tax revenues as compared to 2016) than expenditures (which, increased by only 0.1 percentage points to 41.2 percent of GDP). The main driver for the decrease of the general government deficit in 2017 was the collection of general government revenues mainly from higher tax revenues and social contributions. These positive trends are the result of improved macroeconomic fundamentals (GDP growth and strong labor market) and a number of measures implemented by the Government to reduce tax avoidance.
The central government deficit in 2017 was recorded at 3.8 percent of GDP, while the social security subsector and local governments recorded a surplus of 2.0 percent and 0.1 percent, respectively. The results of the government's subsectors of were impacted by a one-off cancelation of loans granted by the State budget to the Social Security Fund. This cancelation had no effect on the general government's balance, but represented expenditures amounting to 2.0 percent of GDP for the central government subsector, and the same amount of revenues for the Social Security Fund.
In 2017, the general government's deficit (ESA2010) amounted to PLN 32.95 billion and the primary balance had a deficit of PLN 1.8 billion. The general government revenues (ESA2010) were increased by 8.8 percent as compared to 2016 and amounted to PLN 784.0 billion.
In 2017, general government expenditures increased by 6.9 percent as compared to 2016 and amounted to PLN 817.0 billion. This increase was mainly due to a rebound of  public investment (an increase of gross fixed capital formation expenditures by 21.9 percent as compared to 2016) supported by acceleration of the use of EU funds by government units and higher spending with social benefits (an increase of 5.7 percent as compared to 2016, mainly as a result of the Family 500+ Program having been in place during the entire year), which was partially offset by a sharp increase in gross fixed capital formation (an increase of 21.9 percent as compared to 2016) and the acceleration of the use of EU funds.
General Government Balance

The following table sets out the general government balance (calculated pursuant to ESA 2010) for the years indicated:
	2014	2015	2016	2017
	(as a % of GDP)
General government balance	(3.6)	(2.6)	(2.3)	(1.7)
Central government	(2.3)	(2.2)	(2.5)	(3.8)
Local government	(0.2)	(0.0)	0.2	0.1
Social security funds	(1.1)	(0.4)	(0.1)	2.0

	2014	2015	2016	2017
	(PLN millions)
General government balance	(62,338)	(47,632)	(43,642)	(32,953)
Central government	(39,790)	(39,831)	(46,474)	(75,097)
Local government	(3,782)	80	4,601	1,543
Social security funds	(18,766)	(7,881)	(1,769)	40,601
___________
Source:  Statistics Poland
The following table sets out State budget revenues and expenditures using the Polish methodology for the years indicated:

	2014	2015	2016	2017(1)	2018(2)
	(PLN billions, except as otherwise indicated)
Total revenue	283.5	289.1	314.7	350.5	355.7
Total expenditure	312.5	331.7	360.8	375.9	397.2
Balance	(29.0)	(42.6)	(46.1)	(25.4)	(41.5)
GDP

	2014	2015	2016	2017(1)	2018(2)
	(as a % of GDP)
Total revenue	16.5	16.1	16.9	17.7	16.9
Total expenditure	18.2	18.4	19.5	19.0	18.9
Balance	(1.7)	(2.4)	(2.5)	(1.3)	(2.0)
___________
Notes:

(1)	2017 Budget Act estimated execution.
(2)	2018 Budget Act (GDP from 2018 update of Convergence Program).
Source:  Ministry of Finance, Statistics Poland
The following table sets out certain information regarding total revenues and expenditure for local governments for the periods indicated:

	2013	2014	2015	2016	2017
	(PLN millions, except for percentages)
Total revenue	183,458	194,337	199,019	213,669	229,879
Total expenditure	183,839	196,754	196,415	206,035	230.166
Balance	(380)	(2,417)	2,604	7,634	(288)
____________
Source:  Ministry of Finance

The State Budget
The Budget Process
The fiscal year for the Government is the calendar year.  Under the Constitution, the Council of Ministers must present a draft budget to the Sejm at least three months prior to the start of each fiscal year.  The budget then proceeds through the regular legislative process.  If a budget has not been approved by the Sejm and the Senate before the beginning of the new fiscal year, the Government is empowered by law to manage public finances on the basis of the draft budget until a budget is adopted.  If no budget has been agreed by Parliament and presented to the President for signing within four months of the Council of Ministers submitting the draft to the Sejm, the President may dissolve Parliament.
The 2018 Budget Act
The 2018 Budget Act was signed by the President on 29 January 2018.  The 2018 Budget Act envisions the state budget deficit to be PLN 41.5 billion, with state budget revenues estimated to reach PLN 355.7 billion and state budget expenditures estimated to reach PLN 397.2 billion. The budget projects real GDP growth of 3.8 percent.
Stabilizing Expenditure Rule (SER)
The goal of the SER is to ensure the sustainability of public finances in Poland by stabilizing the general government nominal balance in the medium-term at the level of the medium-term budgetary objective (which currently is a structural deficit of 1 percent of GDP) (“MTO”) and public debt below predefined thresholds. MTO for Poland is a structural deficit of 1 percent of GDP. At the same time, the SER prevents excessive tightening of the fiscal policy, especially under conditions of severe economic slowdown and excessive loosening under favorable economic conditions.
The SER entered into force at the end of 2013 pursuant to the amendment of the Act on Public Finance and became binding in the budget process for 2015. The introduction of the SER and the accompanying changes to Poland's domestic fiscal framework ensured compliance with the Council Directive 2011/85/EU of November 8, 2011 on requirements for budgetary frameworks of the member states, which obliges member states to use numerical fiscal rules.
Under the SER, the level of expenditure allowed grows in accordance with the medium-term real GDP growth rate multiplied by the CPI inflation (target of the MPC). Moreover, the formula contains projected changes in discretionary revenue measures and the automatic correction mechanism resulting from imbalances in public finances. The medium-term real GDP growth rate is calculated on the basis of eight years, with a six-year backward-looking period. As a consequence of incorporating a historical backward-looking component into the allowed level of expenditure calculation, the SER formula helps mitigate the risk of a pro-cyclical fiscal policy that results from a calculation based solely on the current year's economic performance. The correction in the formula is applied if there is an imbalance in public finances. This imbalance is defined as general government deficit exceeding 3 percent of GDP; the level of national public debt (calculated according to the Article 38a of the Public Finance Act) exceeding 43 percent or 48 percent of GDP; or cumulated deviations of the general government nominal balance from the MTO being lower than 6 percent of GDP or higher than 6 percent of GDP.
There are only very limited instances in which the SER can be inapplicable, such as the invocation of martial law or a state of emergency, or a natural disaster throughout the territory of the Republic of Poland.
The level of expenditure resulting from the rule covers the expenditure of approximately 90 percent of the general government sector, including funds in the BGK and in the BGF, which, according to the EU definition, are included in the general government sector, with the exceptions indicated below. First, the calculation of the level of expenditure excludes budget spending of EU funds and that part of the expenditure which is financed by means of a non-refundable grant from the EU and EFTA countries. Secondly, the costs of those units which do not have the ability to generate high deficits are also excluded.
As a result, the level of expenditures covers two groups of general government sector institutions. The first group includes: the state budget, Social Insurance Fund, Labor Fund, Pension and Retirement Fund, Bridging Allowance Fund and the funds established, entrusted or assigned to BGK. The second group comprises the

National Health Fund, BGF, local government units and their associations, and entities referred to in Article 139 item 2 of the Public Finance Act. In order to abide by the expenditure limit, the forecasted expenditure of units listed in group 2 are deducted from the amount of expenditures.
The Supreme Audit Office ("NIK"), which is an independent state audit body, fulfilling the role of independent fiscal institution (IFI) monitors compliance with the rule. The following table sets out State revenues in nominal terms and as a percentage of GDP for the years indicated:

	2014	2015	2016	2017(1)		2018(2)
	(PLN millions)
Nominal Revenues
Tax Revenue	254,781.0	259,673.5	273,138.4	315,309.3		331,672.6
VAT and other Indirect taxes	187,067.4	187,266.5	193,740.3	226,702.7		237,914.0
Corporate Income Tax	23,266.2	25,813.4	26,381.4	29,811.3		32,400.0
Personal Income Tax	43,022.0	45,040.0	48,232.4	52,668.0		55,500.0
Non-tax Revenue	27,231.9	27,710.3	40,131.3	33,693.8		21, 908.7
Dividends	4,213.5	6,351.2	2,814.7	N/A	(3)	2,248.0
Transfers from the NBP	0.0	0.0	7,862.0	8,740.9		0
Custom Duties	2,440.7	2,929.2	3,177.8	3,555.7		3,787.0
Payments, fees, interests and others	18,149.5	16,534.6	24,044.9	N/A		13,611.3
Local government payments	2,428.2	1,895.3	2,231.9	N/A		2,262.4
Revenue from EU and other non-returnable means	1,529.9	1,753.0	1,413.9	1,496.0		2,124.1
Total Revenue	283,542.7	289,136.7	314,683.6	350,499.1		355,705.4

	2014	2015	2016	2017(1)	2018(2)
	(Revenues as % of GDP)
Tax Revenue	14.8	14.4	14.7	15.9	15.8
VAT and other Indirect taxes	10.9	10.4	10.4	11.4	11.3
Corporate Income Tax	1.4	1.4	1.4	1.5	1.5
Personal Income Tax	2.5	2.5	2.6	2.7	2.6
Non tax Revenue	1.6	1.5	2.2	1.7	1.0
Dividends	0.2	0.4	0.2	N/A	0.1
Transfers from the NBP	0.0	0.0	0.4	0.4	0
Custom Duties	0.1	0.2	0.2	0.2	0.2
Payments, fees, interests and others	1.1	0.9	1.3	N/A	0.6
Local government payments	0.1	0.1	0.1	N/A	0.1
Revenue from EU and other non-returnable means	0.1	0.1	0.1	0.1	0.1
Total Revenue	16.5	16.1	16.9	17.7	16.9
___________
Notes:
(1)	2017 estimated execution.
(2)	2018 Budget Act (GDP from 2018 update of Convergence Program).
(3)	Data for 2017 will be available on May 31, 2018
Source:  Ministry of Finance, Statistics Poland

The following table sets out certain information regarding State budget expenditure in nominal terms and as a percentage of GDP for the years indicated.
	2014	2015	2016	2017(5)	2018(6)
	(PLN millions)
Subsidies(1)	5,772	5,066	6,774	6,880	7,664
Social Insurance	69,145	82,042	84,607	80,832	85,208
Current Expenditures of the Budget Sphere	110,898	117,487	142,622	165,078	166,159
Debt Service and Guarantees(2)	34,456	29,169	32,056	29,800	30,700
Capital Expenditures(3)	15,254	20,056	17,701	23,156	21,177
Subsidies to Local Authorities(4)	50,905	51,049	52,739	54,289	56,445
EU own resources	17,260	18,196	19,168	15,795	19,644
Co‑financing EU projects	8,830	8,679	5,176	8,943	10,201
Total State Budget Expenditures	312,520	331,743	360,843	384,774	397,197

	2014	2015	2016	2017(5)	2018(6)
	(Expenditures as % of GDP)
Subsidies(1)	0.3	0.3	0.4	0.3	0.4
Social Insurance	4.0	4.6	4.6	4.1	4.1
Current Expenditures of the Budget Sphere	6.4	6.5	7.7	8.3	8.1
Debt Service and Guaranties(2)	2.0	1.6	1.7	1.5	1.5
Capital Expenditures(3)	0.9	1.1	1.0	1.2	1.0
Subsidies to Local Authorities(4)	3.0	2.8	2.8	2.7	2.7
EU own resources	1.0	1.0	1.0	0.8	1.0
Co‑financing EU projects	0.5	0.5	0.3	0.5	0.5
Total State Budget Expenditures	18.2	18.4	19.5	19.4	19.3
___________
(1)	Subsidies to enterprises.
(2)	Debt Service includes Foreign and Domestic Debt.
(3)	Capital expenditures include investments and equity contributions.
(4)	General subventions to local governments.
(5)	2017 amended Budget Act (Total State Budget Expenditures in 2017 estimated execution of PLN 375,868 million).
(6)	2018 Budget Act.
Source:  Ministry of Finance
Financing the State Budget Deficit
The Budget Act for 2017 had forecasted Poland’s budget deficit for 2017 to amount to PLN 59.3 billion, while total net borrowing requirements were expected to amount to PLN 79.0 billion and gross borrowing requirements were projected to amount to PLN 178.5 billion. The actual performance was better than forecasted with the budget deficit, according to preliminary data, amounting to PLN 25.4 billion, total net borrowing requirements amounting to PLN 26.2 billion and gross borrowing requirements amounting to PLN 117.1 billion.  Borrowing requirements in 2017 were financed mainly by the issuances in the domestic market (94 percent) and by the Treasury bond issuances in the international markets (6 percent). Some additional funding (0.2 percent) was obtained from the World Bank and the CEB.

In 2017, financing in the domestic market was mainly obtained through the sale of Treasury bonds in auctions. Among all of the Treasury securities sold, medium-term bonds (five years) amounted to 43 percent., long-term bonds amounted to 38 percent. and issuances of short-term bonds (up to two years) amounted to 13 percent. Treasury bonds sold through retail channels amounted to 6 percent. Net financing in the domestic market in 2017 derived mainly from domestic banks and the domestic non-banking sector, while foreign investors played a smaller role. Financing in the international markets consisted of issues of Treasury bonds denominated in euro. As of 30 November 2017, debt denominated in EUR, USD, JPY, CHF and CNY amounted to 23.5, 5.2, 1.0, 1.0 and 0.2 percent., respectively, of total State Treasury debt. As of December 31, 2017, the State Treasury's debt had an average time to maturity of 5.15 years, with the share of foreign currency debt amounting to 30.6 percent.
The budget deficit for 2018 is projected to amount to PLN 41.5 billion according to the Budget Act for 2018, while total net and gross borrowing requirements are expected to amount to PLN 63.3 billion and PLN 181.7 billion, respectively. As in previous years, the process of funding complies with the State Treasury's main strategic objective and provides flexibility in the choice of market, currency and instrument type. The largest portion of funding is expected to derive from the domestic Treasury bond market, with the financing structure depending on market conditions. As of April 26, 2018, 52 percent of gross borrowing requirements for 2018 had already been financed, partly in 2017 as pre-financing.
Revenues
The principal source of Poland’s budgetary revenues is taxation.  The main taxes in the Polish tax system are a tax on goods and services (“VAT”), corporate income tax (“CIT”), personal income tax (“PIT”) and excise tax.  There are also local taxes collected directly by local authorities or tax offices acting on behalf of such authorities.  Local taxes include agricultural tax, forest tax, real property tax and transport vehicles tax.
Value Added Tax
VAT levied on the supply of goods and services and other activities in Poland complies with the rules of Council Directive 2006/112/EC on the common system of value added tax. The following VAT rates apply (increased from January 1, 2011):
•	a standard rate of 23.0 percent; and
•	reduced rates of:
•	8.0 percent (for example, on certain food items, medicines, public transport, restaurant services, new housing structures and housing construction services covered by the social housing program);
•	5.0 percent (for example, on certain unprocessed agricultural products, books and specialist periodicals); and
•	0 percent (for exports and intra‑Community supplies and selected services such as international transport).
Furthermore, the VAT system provides for exemptions (without the right to deduct input tax) for certain services, such as educational, healthcare and welfare and financial services (with exceptions).
Corporate Income Tax
CIT is levied on the income of certain entities, mainly legal persons, at a flat rate of 19.0 percent.  Dividends are subject to a 19.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise.  However, dividends paid by a company resident in Poland to parent entities subject to income tax in an EU/EEA member state or in Switzerland may be exempted from taxation if certain specific requirements are satisfied.
Interest and royalties paid to foreign entities are subject to a 20.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise. However, interest and royalties paid by a company resident in

Poland to related entities which are subject to income tax in an EU/EEA member state or in Switzerland (the latter in relation to dividends) may be exempted from taxation if certain specific requirements are satisfied.
Effective from January 1, 2017, a reduced tax rate of 15 percent is levied either on small taxpayers (i.e. taxpayers whose sales revenues along with the amount of value added tax due in the previous tax year do not exceed the equivalent in zlotys of EUR1.2 million, subject to conditions set out in the law) and on new taxpayers.
From January 1, 2018, the Act on Corporate Income Tax (unified text: Journal of Laws of 2017, item 2343, as amended) (“CIT Act”) singles out a new source of revenue: income from capital gains. Capital gains are defined in the CIT Act as income from, inter alia, redemption of shares, dividends, the value of the profit retained in a company, assets received from the liquidation of legal persons, and income from investment funds and sales of shares. Other types of revenues consist of any other taxpayer income not included in the capital gains category. These two sources of revenues will have to be settled separately, i.e., their revenues, costs and losses should not be mixed. Tax losses from a given source may be deducted in the next five consecutive tax years, but the amount of such reduction in any of those years may not exceed 50 percent of the amount of the loss.
From 2018, the CIT Act also introduces a so-called tax on income derived from fixed assets situated on the territory of Poland whose original value exceeds PLN 10,000,000, i.e.: (i) commercial buildings classified as shopping centers, department stores, shops, boutiques, and other shopping services; and (ii) office buildings. The tax will be calculated as 0.035 percent of the taxpayer’s tax base for each month. For the purpose of this provision, the tax base is the income equal to the original value of the fixed asset as of the first day of each month in the relevant period, reduced by the amount of PLN 10,000,000. The tax amount will be deducted from the general income tax advance.
Personal Income Tax
In 2018, PIT is levied on personal income at progressive tax rates starting at 18.0 percent on the initial PLN 85,528 earned and increasing to 32.0 percent on earnings above that threshold. Taxpayers who operate a business are entitled to choose a different form of income taxation with a flat rate of 19.0 percent.  In a limited number of cases, those taxpayers can choose to pay income tax on a lump‑sum basis.  Income from selling securities and other financial instruments is subject to a 19.0 percent income tax, which is specified in a separate tax return and sent no later than April 30 of the year following the relevant tax year.
Excise Tax
Polish law on excise duty complies with the EU general arrangements for excise duty and with the specific regulations regarding taxation of energy products, alcoholic beverages and tobacco products.
As a result, excise duty is imposed on energy products (e.g. petrol, gas oil, kerosene, LPG, natural gas, fuel oil, coal and coke), electricity, alcoholic beverages (e.g. ethyl alcohol, intermediate products, beer, wine and fermented beverages other than wine and beer) and tobacco products (e.g. cigarettes, cigars and cigarillos, smoking tobacco).
Additionally, excise duty is also levied on certain other goods such as passenger cars and raw tobacco.
In 2018, there will be zero excise tax on liquid for electronic cigarettes and novel tobacco products. Starting in 2019, these products will be taxed as follows:
•	liquid for electronic cigarettes – PLN 0.5 per milliliter,
•	novelty tobacco products – PLN 141.29 PLN per kilogram and 31.41 percent of the weighted average retail selling price of smoking tobacco.
The excise duty system provides for exemptions for certain groups of entities or certain goods (e.g., goods used in the context of diplomatic relations).

Tax on Financial Institutions
Banks, insurance companies, credit unions and non-bank lending companies are subject to a new tax on financial institutions, which came into force on February 1, 2016. The tax covers all bank assets over PLN 4 billion (EUR 0.9 billion), insurance groups’ assets over PLN 2 billion (EUR 0.45 billion) and non-bank lending companies’ assets over PLN 0.2 billion, which are in each case taxed at a rate of 0.0366 percent per month (0.44 percent per year). For purposes of this new tax, the taxable asset base of banks (but not other financial institutions) is reduced by the value of their own funds and respective holdings of State Treasury debt securities. This tax does not apply to state-owned banks, private banks under recovery proceedings, in receivership, or in liquidation, or banks which have filed for bankruptcy and whose activities have been suspended. The new tax does not reduce financial institutions' corporate income tax (“CIT”) base.
Retailer Turnover Tax
On July 6, 2016, the Polish Parliament adopted the Act on Retailer Turnover Tax (Journal of Laws of 2017, item 1918) (“Act on Retailer Turnover Tax”), which entered into force on September 1, 2016, and introduced the tax on retail sales to the Polish tax system. The Ministry of Finance expects that the total revenues to the State budget resulting from the introduction of the retailer turnover tax will amount to approximately PLN 1.6 billion annually. However, on September 19, 2016, the European Commission, after conducting an in-depth investigation, found that the Polish tax on the retail sector was in breach of EU state aid rules. The Commission concluded that progressive tax rates based on turnover give companies with low turnover an advantage over their competitors. The Commission concluded that the progressivity of the tax rates would unduly favor certain companies over others, depending on their turnover and size, and required Poland to suspend the application of the progressive rates until the Commission could complete its state aid assessment.
Poland appealed to both decisions of the Commission to the Court of Justice of the European Union on November 30, 2016, and on September 13, 2017, respectively. On October 12, 2017, the application of the Act on Retail Turnover Tax was suspended and is expected to come into force on January 1, 2019. Any changes to the tax structure will depend on the ruling of the court.
Social Security System
Pension Reforms
In 2012, the Government introduced comprehensive pension reforms, which came into effect on January 1, 2013. The changes included, inter alia, the increase of the retirement age from 65 to 67 years old for men and from 60 to 67 years old for women. The current government and the current President, Andrzej Duda, have declared their intention to reverse this aspect of the reforms and restore the former retirement ages, i.e., 60 years old for women and 65 years old for men. As a consequence, the former retirement ages, i.e., 60 years old for women and 65 years old for men, was restored by the Act Amending the Act on Pensions from the Health Insurance Fund and Certain Other Acts, which came into force on October 1, 2017.
In November 2017, the Ministry of Finance announced a draft bill creating Employee Capital Plans (Pracownicze Plany Kapitałowe). The introduction of the new pension scheme is part of the Government’s Strategy for Sustainable Development. According to the assumptions proposed by the Ministry of Finance,  Employee Capital Plans will be obligatory for employers (with a possible exemption in the case of micro-enterprises) and voluntary for employees. Employees will decide whether to participate or withdraw from the system. Unless an employee clearly decides to opt out of the program and renews the opt-out decision on a periodic basis, he will automatically be opted into the program based on automatic enrollment. Contributions will need to be paid by both employers and employees. It is assumed that the basic contribution payable by an employer will be 1.5 percent of the employee’s salary with the possibility of voluntarily increasing this amount by an additional 2.5 percent, whereas employees will pay 2 percent of their salary with the possibility of voluntarily increasing this by an additional 2 percent. Several fiscal incentives are also planned in order to persuade employees to remain participants of the Employee Capital Plans. The Employee Capital Plans are intended to replace open pension funds. Their aim is to increase the overall pool of retirement savings and pension security for Poles. The draft law is still on the Government’s agenda, but has been temporarily postponed with the first phase now projected to start on January 1, 2019, subject to the approval of the Sejm.

Social Spending Initiatives
In the second quarter of 2016, the Government implemented a new social program named “Family 500+”. The program entails a direct cash transfer of PLN 500 per month per eligible child to families until the child reaches the age of 18. Assistance under the program for the first child will be means-tested based on family income, while all families will be eligible for assistance for additional children. To be eligible for the assistance for the first child, a family’s monthly income must be below PLN 800, or PLN 1,200 if at least one child in the family is disabled. Total costs of the “500+” program equaled PLN 17.1 billion in 2016. The Government forecasts an expenditure of PLN 22.5 billion in 2017. The main goal of this program is to assist families with child-rearing expenses, ultimately encouraging people to have more children, thereby improving Poland’s long-term demographic outlook.
The Government has also proposed a series of gradual increases in the tax-free allowance for personal income tax in 2017. The tax-free allowance was raised from PLN 3,091 to PLN 6,600. If a person’s income falls between PLN 6,601 and PLN 11,000, the tax-free allowance gradually decreases from PLN 6,600 to PLN 3,091 and remains at this level until PLN 85,582. For incomes higher than PLN 127,000 there is no tax-free allowance. Further changes will be implemented in 2018. In 2018, the tax-free allowance is PLN 8,000, and the second threshold was increased from PLN 11,000 to PLN 13,000, the other thresholds remain at the same level. The fiscal cost of these changes can be estimated at approximately PLN 1 billion in 2017 and an additional PLN 0.65 billion in 2018. Poland’s Minister of Finance has hinted that the tax-free allowance might be further increased in the future.
The Government has also increased public subsidies for pharmaceuticals, with the elderly (75 years old or more) being given the opportunity to receive certain pharmaceuticals free of charge. Poland’s Ministry of Health assessed the project’s fiscal costs to amount to PLN 564 million in 2017.
Furthermore, the minimum monthly wage was raised, reaching PLN 2,100 (gross/before social security deductions and PIT) in 2018.
Expenditure
A major component of State expenditure is social security payments.  Four social security and pension funds are administered by the State and are partially or wholly financed by contributions from employers and employees.  The revenues of these funds are not shown as revenues in the State budget.  Two of these funds do, however, receive significant transfers from the State budget and such transfers are shown as expenditures in the tables under “Public Finance”.  The Social Insurance Fund and the Pension and Disability Fund of Farmers are the largest extra‑budgetary funds and rely on State budget transfers to supplement their own off‑budget revenues.
Direct Budgetary Social Expenditure
The transfer of contributions from the Social Insurance Institution to the Open Pension Funds (“OPFs”), which are financed from the State budget, amounted to PLN 3.1 billion in 2015, compared to PLN 8.2 billion in 2014. In 2016 and 2017, the transfer amounted to PLN 3.2 billion and PLN 3.3 billion, respectively. This significant decrease was due to a systemic change in the pension system. The transfers in macroeconomic terms represent a long-term savings for the whole economy. This, in turn, reduces the negative impact of the budget deficit on national savings.

Public Debt
Overview

For reporting purposes relating to external and internal debt, Poland classifies as public debt only debt incurred directly by the State (i.e., State Treasury debt), by local governments and by entities within the public finance sector.  It does not include debt incurred by State‑owned financial institutions, other State‑owned enterprises or the NBP.
The following table sets out total public sector debt as of the dates indicated:
	As of December 31,
	2013	2014	2015	2016	2017
	(PLN millions)
Public finance sector debt	882,293	826,775	877,282	965,199	961,819
Central government sector debt	813,515	754,993	805,109	895,559	892,277
of which
State Treasury debt(1)	811,827	753,332	803,372	893,893	890,687
Local government sector debt	68,398	71,663	72,073	69,561	69,477
Social Security sector debt	380	119	101	79	65
____________
Source:  Ministry of Finance
(1)	State Treasury Debt after consolidation (reduced by the amount of debt towards other public finance sector entities).

State Treasury Debt
The Ministry of Finance classifies debt as internal or external according to two criteria:  the place of issuance and residence of the targeted investors.  On the basis of the first of these criteria, all instruments issued in the domestic market, regardless of the status of their holder (domestic or foreign), are classified as internal debt and, on the basis of the second, all other instruments are classified as external or internal according to the residence of the holder, regardless of the market in which the instruments are issued.  For purposes of this section, where debt is classified as internal or external based on the place of issue criterion, internal and external debt will be referred to as domestic debt and international debt, respectively. In “Total External Debt”, Poland’s gross external debt is classified solely on the basis of the residence of the creditor.
In nominal terms, Poland’s total State Treasury debt has grown from PLN 838.0 billion at the end of 2013 to PLN 952.0 billion at the end of February 2018.
The following table sets out categories of the State Treasury’s debt as of the dates indicated as aggregate amounts and as percentages of nominal GDP:
	As of December 31,					As of February 28
	2013	2014	2015	2016	2017	2018
	(PLN millions except for percentages)
Domestic State Treasury Debt	584,273	503,079	543,262	609,203	644,533	659,383
as a percentage of GDP	35.3%	29.3%	30.2%	32.9%	32.5%	-
International State Treasury Debt	253,752	276,859	291,288	319,463	283,940	292,635
as a percentage of GDP	15.3%	16.1%	16.2%	17.3%	14.3%	-
Total State Treasury Debt(1)	838,025	779,938	834,551	928,666	928,473	952,017
as a percentage of GDP	50.6%	45.4%	46.4%	50.2%	46.8%	-
GDP	1,656,842	1,719,704	1,799,321	1,851,171	1,982,100	-
____________
Source:  Ministry of Finance
 (1) State Treasury Debt before consolidation.
Debt Management
Under Polish law, the Minister of Finance supervises the level of public debt.  This supervision is two‑fold:  direct (in the case of the State Treasury) and indirect (in the case of other entities in the public finance sector which are autonomous in contracting liabilities).

Polish regulations primarily seek to restrict the growth of public debt by establishing limits on the public debt to GDP ratio.  The Polish Constitution prohibits the incurrence of liabilities resulting in public debt exceeding 60.0 percent of GDP, whereas the Public Finance Act sets thresholds at 55.0 and 60.0 percent of GDP, violation of which is followed by certain requirements to prevent the constitutional limit from being breached.
Since the accession to the EU, Poland has been obliged to respect the reference values indicated in the Stability and Growth Pact, including with regard to deficit (limited to 3.0 percent of GDP) and public debt (limited to 60.0 percent of GDP) limits.
The objective of the debt management strategy as stated in the Public Finance Sector Debt Management Strategy in the years 2018‑2021 (approved by the Council of Ministers in September 2017) is the minimization of long‑term debt servicing costs, subject to maintaining appropriate levels of refinancing risk, exchange rate risk, interest rate risk, State budget liquidity risk, and other risks (in particular credit and operational risk) and the distribution of debt servicing costs over time.
The debt management strategy’s objective is pursued through two key strategies:
•
selection of instruments to minimize costs within the timeframe of the longest maturities of debt instruments with a significant share in debt volume, through the adequate selection of markets, debt management instruments, structure of financing borrowing requirements and issuance dates;

•
ensuring the efficiency of the Treasury securities market, contributing to lowering the Treasury securities’ yields. This strategy is focused on attempting to eliminate or limit potential unfavorable factors in the market organization and infrastructure.

Refinancing Risk
In an attempt to manage the refinancing risk, the role of medium- and long-term instruments in financing the State budget borrowing requirements in the domestic market has increased, at a pace dependent on market conditions. The debt management strategy aims for an even distribution of debt redemptions in subsequent years.  Furthermore, it is intended for the average time to maturity (“ATM”) of domestic debt to reach and maintain a level of approximately 4.5 years. The ATM of the whole State Treasury debt is to be maintained at approximately 5 years. See “Monetary and Financial System—Capital Markets —Treasury Securities”.
Exchange Rate Risk
In an attempt to manage the exchange rate risk, the debt management strategy has been designed to reduce the exchange rate risk measured by the share of foreign currency debt in State Treasury debt to below 30.0 percent and maintain an effective (after swaps) share of the euro of at least 70.0 percent, subject to possible temporary deviations due to market conditions. Derivatives may also be used in order to shape the desired currency structure of debt.
Interest Rate Risk
In an attempt to manage interest rate risk, the debt management strategy has been designed to maintain the average time to re-fixing (“ATR”) of domestic debt between 2.8 and 3.8 years and to separate the management of the interest rate from management of the refinancing risks by using floating rate bonds, inflation-linked bonds and derivatives.  The strategy assumes that the current level of foreign debt interest rate risk does not restrain minimization of costs.
State Budget Liquidity Risk
In an attempt to manage the State budget liquidity risk, the debt management strategy was designed to maintain a safe level of State budget liquid assets while managing them effectively. The level of liquid assets will be the result of the current and predicted budgetary and market conditions, taking into account seasonality as well as striving for the even distribution of Treasury securities supply within a year. The use of foreign currency funds and derivative transactions to manage the currency structure of liquid assets is possible.

Credit Risk and Operational Risk
In an attempt to manage the credit and operational risks, the debt management strategy includes entering into derivatives transactions with entities of high creditworthiness, using instruments limiting credit risk and allowing for its diversification when concluding transactions involving derivatives, as well as diversification of credit risk generated by uncollateralized transactions.
Distribution of Debt Servicing Costs Over Time
The debt management strategy requires setting bond coupons at levels slightly below their forecasted yields over the sales period and distributing the debt servicing costs evenly throughout the years, through the use of derivative instruments between others.
Internal State Treasury Debt
Poland’s internal State Treasury debt amounted to PLN 643.9 billion at the end of December 2017.
The internal public debt comprises three categories:
•
marketable Treasury securities with maturities of up to 30 years, including fixed, floating rate and CPI linked securities, offered on the domestic primary market through auctions at market prices to Treasury securities dealers;

•	fixed and floating rate savings bonds sold through Customer Service Outlets to individuals at nominal value, which are not freely marketable and currently have maturities of up to ten years;
•	other debt (mainly deposits of public finance sector entities and court deposits).
At the end of December 2017, marketable Treasury securities constituted approximately 94 percent of domestic State Treasury debt.
External State Treasury Debt
At the end of February 2018, Poland had PLN 292.6 billion (U.S.$85.6 billion) of external State Treasury debt outstanding.  Approximately 75.0 percent of this debt is in the form of sovereign bonds issued abroad.  Other categories include loans from international financial institutions and matured payables.
The following table sets forth details as to the outstanding principal amount of the State Treasury’s external debt as of the dates indicated:

	As of December 31,					As of February 28,
	2013	2014	2015	2016	2017	2018
	(U.S.$ millions)
Medium and Long Term Loans
Paris Club	12	-	-	-	-	-
Multilateral	19,882	19,509	19,393	18,654	20,344	20,067
EIB	11,296	11,503	11,278	10,844	11,686	13,252
The World Bank	8,338	7,777	7,886	7,591	8,406	8,557
CEB	248	229	229	219	253	258
Other loans	17	5	-	-	-	-
Total loans	19,910	19,514	19,393	18,654	20,344	20,067
Bonds
Foreign bonds	64,337	59,426	55,274	57,782	61,213	63,524
Total bonds	64,337	59,426	55,274	57,782	61,213	63,524
Short Term Debt	0	-	2	4	4	4
Total State Treasury External Debt	84,247	78,940	74,668	76,439	81,561	85,596
Source:  Ministry of Finance

The following table presents the currency composition of the State Treasury’s external debt as of February 28, 2018:
	In millions of original currency	Equivalent in U.S.$ millions	%
EUR	54,280	66,332	77.5%
U.S.$	13,243	13,243	15.5%
Japanese yen	306,600	2,863	3.3%
Swiss francs	2,530	2,684	3.1%
Chinese yuan	3,000	474	0.6%
Total	-	85,596	100.0
Projected State Treasury External Debt Service Requirements
The following table presents debt service projections for the State Treasury’s medium and long term external debt by type of creditor for the years indicated as of January 31, 2018.  The data contained in the table does not assume any refinancing of existing debt.
	2018	2019	2020	2021	2022	2023 and beyond
	(U.S.$ millions)
Principal payments	5,921	8,695	8,664	10,327	7,136	44,567
Loans	1,573	1,699	2,061	1,755	1,625	13,699
Multilateral	1,573	1,699	2,061	1,755	1,625	13,699
Other	0	0	0	0	0	0
Bonds	4,348	6,997	6,603	8,572	5,512	30,868
Interest payments	1,699	2,381	2,157	1,898	1,595	7,933
Loans	172	172	217	237	248	2,025
Multilateral	172	172	217	237	248	2,025
Other	0	0	0	0	0	0
Bonds	1,528	2,209	1,940	1,661	1,346	5,908
Total debt service	7,621	11,076	10,820	12,225	8,731	52,500
Loans	1,745	1,871	2,277	1,992	1,873	15,724
Multilateral	1,745	1,871	2,277	1,992	1,873	15,724
Other	0	0	0	0	0	0
Bonds	5,876	9,206	8,543	10,233	6,858	36,776
____________
Source:  Ministry of Finance
Default
Poland is not currently and has not been in default in relation to any of its external creditors in the last twenty years.
State Treasury’s Contingent Liabilities
The following table sets out the contingent liabilities that arise from sureties and guarantees owed by the State Treasury:
	2015	2016	2017
	(PLN thousands)
Domestic sureties and guarantees	31,418,350.2	28,978,225.5	26,301,187.4
Foreign guarantees	81,783,880.5	95,535,457.1	90,577,360.3
Total State Treasury’s contingent liabilities	113,202,230.7	124,513,682.6	116,878,547.7
Source: Ministry of Finance
As of the end of 2017, the largest share of the State Treasury's contingent liabilities related to guaranteed debt of BGK, incurred for financing investments of the National Road Fund ("NRF"), amounting to  PLN 85,591 million. The second largest exposure related to guarantees issued with respect to payments by the NRF, to finance liabilities of concessionaires incurred for motorways projects, amounting to PLN 13,816 million. The third largest share of the State Treasury's contingent liabilities related to guarantees for the debt of PKP

Polskie Linie Kolejowe S.A. (national railway infrastructure manager) ("PLK"), amounting to PLN 13,208 million.
The decrease in contingent liabilities in 2017 resulted from the State Treasury granting less guarantees than planned for the year, guaranteed liabilities repaid during the year and lower EUR/PLN exchange rate as compared to the end of 2016.
As of March 31, 2018, the above mentioned contingent liabilities amounted to (according to initial data) PLN 119,116 million total contingent liabilities, where PLN 88,504 million was for guarantees relating to NRF debt, PLN 13,876 million for guarantees issued with respect to payments by the NRF to concessionaires and PLN 13,292 million for guarantees relating to the debt of PLK. Nevertheless, contingent liabilities are expected to increase in future years, mainly due to guarantees issued to cover debt related to infrastructure projects (motorways and railways). NRF-related guarantees are expected to substantially increase in future years as BGK refinances existing NRF-related debt and NRF enters into new projects partly funded by EU funds disbursed under the EU Multiannual Financial Framework 2014-2020. EU co-financed railway infrastructure projects are also expected to contribute to the future increase.

TOTAL EXTERNAL DEBT
The following table provides details of Poland’s gross external debt, by obligor, as of the dates indicated and prepared according to BPM6.  For this purpose, gross external debt refers to the amount, at any given time, of disbursed and outstanding contractual liabilities of Polish residents to repay the non‑residents’ principal, with or without interest, or to pay interest, with or without principal, irrespective of the currency in which the liability is denominated.
External debt includes inter‑company loans, current accounts and time deposits held by non-residents with Polish banks, debt securities held by non‑resident portfolio investors, trade credits and other loans and credits (including financial leases), irrespective of currency.
Total external debt at the end of 2017 amounted to U.S.$378.6 billion.  Short-term debt on original maturity basis accounted for 21.9 percent of the total external debt and was completely covered by official reserve assets.  At the end of 2017, the share of enterprise sector debt in total external debt was the highest and amounted to 43.0 percent, while general government sector debt amounted to 38.7 percent of total external debt.
The following table shows Poland’s external debt by obligor as of the dates indicated.
	As of December 31,
	2013	2014	2015	2016	2017
	(U.S.$ millions)
Monetary authorities	7,602	5,792	5,469	21,414	11,062
Other investment	7,602	5,792	5,469	21,414	11,062
Special drawing rights (SDRs), Allocation	2,007	1,888	1,809	1,770	1,861
Currency and deposits	5,566	3,884	3,636	19,341	9,165
Other liabilities	29	20	24	303	36
Central and local government	154,121	145,744	136,382	127,697	146,368
Debt securities	129,764	121,954	113,117	105,370	121,732
Bonds and notes	129,764	121,954	113,117	105,370	121,732
Money market instruments	0	0	0	0	0
Other investment	24,357	23,790	23,265	22,327	24,636
Trade credits	3	6	5	6	23
Loans	24,190	23,694	23,212	22,203	24,508
Other liabilities	164	90	48	118	105
Banks	67,294	60,915	54,627	51,684	58,260
Debt securities	1,940	1,669	1,633	2,950	6,537
Bonds and notes	1,938	1,669	1,633	2,950	6,537
Money market instruments	2	0	0	0	0
Other investment	65,354	59,246	52,994	48,734	51,723
Loans	37,480	36,767	32,970	30,751	28,023
Currency and deposits	25,817	20,210	18,097	17,022	22,434
Other liabilities	2,057	2,269	1,927	961	1,266
Other sectors	64,292	57,687	53,207	53,592	67,136
Debt securities	1,123	1,062	1,255	979	3,192
Bonds and notes	1,120	1,061	1,255	976	3,186
Money market instruments	3	1	0	3	6
Other investment	63,169	56,625	51,952	52,613	63,944
Currency and deposits	3	3	87	1	22
Trade credits	17,110	14,888	14,026	15,117	18,683
Loans	44,724	39,939	36,810	35,986	43,354
Insurance technical reserves	354	352	319	450	591
Other liabilities	978	1,443	710	1,059	1,294
Direct Investment: Intercompany Lending	90,774	86,564	80,282	82,432	95,734
Direct investors in direct investment enterprises	35,866	35,612	32,510	34,098	40,464
Direct investment enterprises in direct investors	5,997	7,228	6,782	7,444	7,810
Between fellow enterprises	48,911	43,724	40,990	40,890	47,460
Total external debt	384,083	356,702	329,967	336,819	378,560
____________
Source:  NBP

DESCRIPTION OF THE SECURITIES
The debt securities (“Securities”) will be issued under a Fiscal Agency Agreement between the State Treasury, represented by the Minister of Finance, and a selected fiscal agent.
The following is a summary of certain terms of the Securities.  The State Treasury will describe the particular terms of any Securities in the prospectus supplement relating to those Securities.  The prospectus supplement may also add, update or change information combined in this prospectus.  If the information in this prospectus differs from any subsequent prospectus supplement, you should rely on the updated information in the prospectus supplement.  The particular terms of any Securities described in the prospectus supplement may include:
•	the principal amount of the Securities;
•	the price of the Securities;
•	the stated maturity date on which the State Treasury must repay the Securities;
•	the rate of interest the Securities will bear and, if variable, the method by which the interest rate will be calculated;
•	the dates when any interest payments will be made;
•	whether and in what circumstances the State Treasury may redeem the Securities before maturity;
•	the currency in which the State Treasury may pay the Securities and any interest; and
•	any other terms of the Securities.

Status of the Securities and Negative Pledge
The Securities will constitute general and unsecured obligations of Poland and the full faith and credit of Poland will be pledged for the due and punctual payment of the principal of, and interest on, the Securities and for the performance of all obligations of Poland with respect thereto.  The Securities will rank pari passu among themselves and at least pari passu in right of payment with all other present and future unsecured obligations of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law.

So long as any of the Securities remain outstanding, Poland will not create or permit (to the extent Poland has the power to refuse such permission) the creation of any Security Interest on any of its present or future assets or revenues, or any part thereof, to secure any Public External Indebtedness of Poland, unless Poland shall procure that all amounts payable under the Securities are secured equally and ratably.
Notwithstanding the above, Poland may create or permit the creation of:
(a)
any Security Interest upon property to secure Public External Indebtedness incurred for the purpose of financing the acquisition of such property (or property which forms part of a class of assets of a similar nature where the Security Interest is by reference to the constituents of such class from time to time); or

(b)	any Security Interest existing on property at the time of its acquisition; or
(c)	any Security Interest arising by operation of law which has not been foreclosed or otherwise enforced against the assets to which it applies; or
(d)
any Security Interest securing or providing for the payment of Public External Indebtedness incurred in connection with any Project Financing provided that such Security Interest applies only to properties which are the subject of such Project Financing or revenues or claims which arise from the operation, failure to meet specifications, exploitation, sale or loss of, or failure to complete, or damage to, such properties; or

(e)	the renewal or extension of any Security Interest described in subparagraphs (a) to (e) above, provided that the principal amount of the Public External Indebtedness secured thereby is not increased.

For these purposes:
"Person" means any individual, company, corporation, firm, partnership, joint venture, association, unincorporated organization, trust or any other juridical entity, including without limitation, a state or an agency of a state or other entity, whether or not having separate legal personality.
"Project Financing" means any arrangement for the provision of funds which are to be used solely to finance a project for the acquisition, construction, development or exploitation of any property pursuant to which the persons providing such funds agree that the principal source of repayment of such funds will be the project and the revenues (including insurance proceeds) generated by such project.
"Public External Indebtedness" means any obligation for borrowed money (a) evidenced by bonds, notes or other securities which are or may be quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over‑the‑counter or other securities market and (b) denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of Poland.
"Security Interest" means any mortgage, charge, pledge, lien, security interest or other encumbrance securing any obligation of Poland or any other type of preferential arrangement having similar effect over any assets or revenues of Poland.
Payment of Additional Amounts

All payments made in respect of a Security, including payments of principal and interest, to a holder of a Security ("Security holder") that is not a resident of Poland, will be made by the State Treasury without withholding or deducting for or on account of any present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by Poland or any political subdivision or taxing authority within Poland.  In the event the State Treasury is required by law to deduct or withhold any such taxes from your payments, the State Treasury will pay to you such additional amounts ("Additional Amounts") as may be necessary so that the net amount that you receive (including any deduction or withholding with respect to Additional Amounts) is equal to the amount provided for in the Security to be paid to you in the absence of such deduction or withholding.  You will not be paid any Additional Amounts, however, if the tax is:
•
a tax that would not have been imposed but for your present or former connection (or a connection of your fiduciary, settlor, beneficiary, member, shareholder or other related party) with Poland, including your (or your fiduciary, settlor, beneficiary, member, shareholder or other related party) being or having been a citizen or resident of Poland or being or having been engaged in a trade or business or present in Poland or having, or having had, a permanent establishment in Poland;

•	imposed because you present a Security in definitive form for payment more than 30 days after the date on which the payment became due and payable;
•	an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;
•	a tax, assessment or other governmental charge which is payable other than by withholding;
•
a tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning your nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the Security), if your compliance is required by the laws of Poland or of any political subdivision or taxing authority of Poland to avoid or reduce such tax;

•	required to be withheld by any paying agent from a payment on the Security to the extent that such payment can be made without withholding by another paying agent;
•
a tax, assessment or other governmental charge which is required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to the EU Directive on the Taxation of Savings Income (Directive 2003/48/EC), or any law implementing or complying with, or introduced in order to conform to, such directive; or

•	imposed as a result of any combination of the items listed above.

Furthermore, no Additional Amounts will be paid with respect to any Security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlors with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such Additional Amounts if they held the Security themselves.
In the event that such deduction or withholding is required, the State Treasury will make such deduction or withholding and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  The State Treasury will furnish you, upon request, within a reasonable period of time after the date of the payment of any taxes due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the State Treasury.
Any reference herein to principal or interest on the Securities includes any Additional Amounts which may be payable on those Securities.
General

Any monies held by the fiscal agent in respect of any Securities and remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent to the State Treasury.  The holders of those Securities may thereafter look only to the State Treasury for any payment.  Securities will become void unless holders present them payment within five years after their maturity date.
The State Treasury may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent.  The fiscal agent will not be a trustee for the holders of the Securities and will not have the same responsibilities or duties to act for such holders as would a trustee.  The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.
Default; Acceleration of Maturity

If one or more of the following events shall have occurred and be continuing:
•	the State Treasury fails to pay any interest on any Securities when due and such failure continues for a period of 30 days from the date due for payment thereof; or
•
the State Treasury fails duly to perform or observe any of its other material obligations under or in respect of the Securities, which failure continues unremedied for 45 days after written notice thereof has been delivered by any Security holder to the State Treasury at the specified office of the fiscal agent;

the fiscal agent shall, upon receipt of written requests to the State Treasury at the specified office of the fiscal agent from holders of not less than 25 percent in aggregate outstanding principal amount of the Securities, declare the Securities due and payable, in each case at their principal amount together with accrued interest without further formality.  Upon such declaration by the fiscal agent, the fiscal agent shall give notice thereof in the manner provided in the Fiscal Agency Agreement to the State Treasury and to the holders of the Securities in accordance with such Agreement.
After such declaration, if all amounts then due with respect to the Securities are paid (other than amounts due solely because of such declaration) and all other defaults with respect to the Securities are cured, such declaration may be annulled and rescinded by holders of not less than 50 percent in aggregate outstanding principal amount of the Securities, the "Required Percentage", by a written notice thereof to the State Treasury at the specified office of the fiscal agent or by the passing of a resolution by the holders of not less than the Required Percentage.

Meeting of Holders of Debt Securities; Modification

The Fiscal Agency Agreement contains provisions for convening meetings of Security holders in a given series to consider matters relating to the Securities in that series, including, without limitation, the modification of any provision of the terms of the Securities in that series (including as part of a Multiple Series Proposal).  Any such modification may be made if, having been approved in writing by the State Treasury, it is sanctioned by an Extraordinary Resolution.  Such a meeting may be convened by the State Treasury and shall be convened by the fiscal agent upon the request in writing of Security holders holding not less than 10 percent of the aggregate principal amount of the outstanding Securities in the given series.
As provided below, certain terms, including payment terms and other material terms defined below as Reserved Matters, can be modified without your consent, as long as the requisite supermajority (as set forth below) of the Security holders agrees to the change.
The quorum at any meeting of Security holders convened to vote on an Extraordinary Resolution will be one or more persons present and holding or representing at least 50 percent of the aggregate principal amount of the outstanding Securities in the given series or, at any adjourned meeting of Security holders, one or more persons present and holding or representing at least 25 percent of the aggregate principal amount of the outstanding Securities in a given series; provided, however, that any proposals relating to a Reserved Matter may only be approved by an Extraordinary Resolution passed at a meeting of Security holders at which one or more persons holding or representing at least 66 2/3 percent of the aggregate principal amount of the outstanding Securities in that series are present.  For these purposes, the holder of a Global Security shall be treated as two persons.  Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Security holders, whether present or not. A resolution may be in writing and any such resolution may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Security holders of the relevant series of Securities.
In the case of a Multiple Series Proposal in relation to a Reserved Matter, a separate meeting will be called and held, or a separate written resolution will be signed, in relation to the Securities in the given series and each other affected series of Debt Securities (together, the "Relevant Debt Securities", and each series of Relevant Debt Securities, a "Relevant Series"). A Multiple Series Proposal may include one or more alternative proposals relating to, or proposed modifications of the terms and conditions of, each Relevant Series or any agreement governing the issuance or administration of any Relevant Series, provided that all such alternative proposals or proposed modifications are addressed to and may be accepted by any holder of any Debt Security of any Relevant Series.
If a Multiple Series Proposal is not approved in relation to a Reserved Matter by the requisite Extraordinary Resolution as set forth below, but would have been so approved if the Multiple Series Proposal had involved only a single Relevant Series and one or more, but less than all, of the other Relevant Series, that Multiple Series Proposal will be deemed to have been approved in relation to the Relevant Series in respect of which it would otherwise have been approved if the Multiple Series Proposal had involved only such Relevant Series, provided that (i) prior to the record date for the Multiple Series Proposal, the State Treasury has publicly notified holders of the Relevant Debt Securities of the conditions under which the Multiple Series Proposal will be deemed to have been approved if it is approved in the manner described above in relation to a single Relevant Series and some but not all of the other Relevant Series, and (ii) those conditions are satisfied in connection with the Multiple Series Proposal.
For these purposes:
"Debt Securities" means the Securities and any other bills, bonds, debentures, notes or other debt securities issued by the State Treasury in one or more series with an original stated maturity of more than one year, and includes any such obligation, irrespective of its original stated maturity, that formerly constituted a component part of a debt security.

"Extraordinary Resolution" means:
•	in relation to any Multiple Series Proposal in relation to a Reserved Matter:
1)
a)
the affirmative vote of not less than 75 percent of the aggregate principal amount of the outstanding Relevant Debt Securities represented at separate duly called quorate meetings of the holders of all Relevant Series (taken in the aggregate); or

b)
a resolution in writing signed by or on behalf of the holders of not less than 66 2/3 percent of the aggregate principal amount of the outstanding Relevant Debt Securities (taken in the aggregate); and

2)
a)
the affirmative vote of more than 66 2/3 percent of the aggregate principal amount of each Relevant Series represented at separate duly called quorate meetings of the holders of each Relevant Series (taken individually); or

b)
a resolution in writing signed by or on behalf of the holders of more than 50 percent of the aggregate principal amount of the outstanding Relevant Debt Securities in each Relevant Series (taken individually).

•	in relation to any other Reserved Matter:
•
a resolution passed at a quorate meeting of Security holders duly convened and held in accordance with the Fiscal Agency Agreement by 75 percent of the aggregate principal amount of all outstanding Securities in the given series; or

•	a resolution in writing signed by or on behalf of Security holders of not less than 66 2/3 percent of the aggregate principal amount of all outstanding Securities in the given series; and
•	in relation to any other matter:
•
a resolution passed at a meeting of Security holders duly convened and held in accordance with the Fiscal Agency Agreement by a majority consisting of more than 50 percent of the aggregate principal amount of the outstanding Securities in the given series which are represented at that meeting; or

•	a resolution in writing signed by or on behalf of Security holders of more than 50 percent of the aggregate principal amount of all outstanding Securities in the given series.
"Multiple Series Proposal" means a proposal (including a proposed modification of the relevant terms and conditions) affecting (i) the given series of Securities or any agreement governing the issuance or administration of the given series of Securities, and (ii) the Debt Securities of one or more other series or any agreement governing the issuance or administration of such other Debt Securities.

"Reserved Matter" means any proposal to:
•	change the due date for the payment of the principal of, or any installment or interest on, the Securities;
•	reduce the principal amount of the Securities;
•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the Securities;
•	reduce the interest rate on any Security or any premium payable upon redemption of the Securities;
•
modify any provision of the terms and conditions of the Securities in connection with any exchange or substitution of the Securities, or the conversion of the Securities into, any other obligations or securities of the State Treasury or any other person, which would result in the terms and conditions of the Securities as so modified being less favorable to the holders of the Securities which are the subject of the terms and conditions as so modified than:

(a)	the provisions of the other obligations or securities of the State Treasury or any other person resulting from the relevant exchange or substitution; or
(b)
if more than one series of other obligations or securities results from the relevant exchange or substitution or conversion, the provisions of the resulting series having the largest aggregate principal amount;

•	change the currency in which any amount in respect of the Securities is payable;
•
shorten the period during which the State Treasury is not permitted to redeem the Securities or permit the State Treasury to redeem the Securities if, prior to such action, the State Treasury is not permitted to do so;

•	change the definition of “outstanding” with respect to the Securities;
•	change the governing law of the Securities;
•
change the courts to the jurisdiction of which the State Treasury has submitted, the State Treasury’s obligation under the Fiscal Agency Agreement or the terms and conditions of the Securities to appoint and maintain an agent for the service of process or the State Treasury’s waiver of immunity with respect to any suit, action or proceeding that may be brought in connection with the Securities or the Fiscal Agency Agreement;

•
reduce the proportion of the principal amount of the Securities or, in the case of a Multiple Series Proposal, the Relevant Debt Securities or the Relevant Series, that is required to constitute a quorum or for any request, demand, authorization, direction, notice, consent, waiver or other action or that is required to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the Securities; or

•	change the obligation of the State Treasury to pay Additional Amounts on the Securities.
Any modification, amendment or supplement made in accordance with the terms of the Securities will be binding on all holders of Securities of that series.
The State Treasury and the fiscal agent may, without the consent of any holder of the Securities of a series, modify, amend or supplement the Fiscal Agency Agreement or the Securities of that series for the purpose of:
•	adding to the covenants of the State Treasury;
•	surrendering any right or power conferred upon the State Treasury;
•	securing the Securities of that series;
•	curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or in the Securities of any series; or
•
amending the Fiscal Agency Agreement or the Securities of that series in any manner that the State Treasury and the fiscal agent may determine and that does not adversely affect the interest of any holder of Securities of that series in any material respect.

The State Treasury may from time to time, without notice to or the consent of the registered holders of any series of Securities, issue further Securities which will form a single series of Securities, provided the further Securities are fungible with the Securities of the existing series for U.S. federal income tax purposes.  These further Securities will have the same terms as to status, redemption or otherwise as the Securities of the existing series and will rank equally with the Securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further Securities or except for the first payment of interest following the issue date of these further Securities.
Purchase of Securities by the State Treasury

The State Treasury may at any time purchase any Securities through the market or by tender at any price.  If purchases are made by tender, tenders must be available to all holders of Securities of the same series.  Any Securities purchased by or on behalf of the State Treasury may be held, resold or cancelled.
Form and Settlement

If specified in a prospectus supplement, the State Treasury will issue the Securities of each series as one or more fully registered global securities (each a "Global Security"), which will be deposited with, or on behalf of, The Depository Trust Company, New York ("DTC"), and/or one or more other depositaries named in the prospectus supplement, such as Euroclear Bank S.A./N.V. ("Euroclear"), or Clearstream Banking, société anonyme ("Clearstream").  Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to DTC or its nominee.
DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.  DTC holds securities of its participants and facilitates the clearance and settlement of securities transactions through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates.  DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC.  Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.  The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system in accordance with its rules and requirements of law.
Upon the issuance of the Global Securities, the State Treasury expects that the depositary or nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by the Global Securities to the accounts of institutions that have accounts with the depositary or nominee, known as the participants.  Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants.  Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants).  The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form.  Such limitations may impair the ability to own, transfer or pledge beneficial interests in a Global Security.
The State Treasury will provide the fiscal agent with any payment of principal or interest due on the Securities on any interest payment date or at maturity.  As soon as possible thereafter, the fiscal agent will make such payments to the depositary or nominee that is the registered owner of the Global Security representing such Securities in accordance with arrangements between the fiscal agent and the depositary.  The State Treasury expects that the depositary or nominee, upon receipt of any payment of principal or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the relevant records.  The State Treasury also expects that payments by participants to owners of beneficial interests in the Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.  Neither the State Treasury nor the fiscal agent will have any responsibility or liability for payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records.

So long as a depositary or nominee is the registered owner of a Global Security, it will be considered the sole owner and holder of the Securities represented by such Global Security.  Except as provided below or in a prospectus supplement, owners of beneficial interests in a Global Security:
•	will not be entitled to have the Securities represented by such Global Security registered in their names;
•	will not receive or be entitled to receive physical delivery of Securities in definitive form upon exchange or otherwise; and
•	will not be considered the owners or holders of any Securities represented by such Global Security.
Accordingly, such person owning a beneficial interest in a Global Security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Securities.  Under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action that the depositary or its nominee, as the holder of the Global Security, would be entitled to take, the depositary would authorize the participants to take such action, and the participants would authorize beneficial owners to take such action or would otherwise act upon the instructions of beneficial owners.
Unless stated otherwise in a prospectus supplement, a Global Security may only be transferred as a whole in the following manner:
•	by the related depositary to a nominee of such depositary or by a nominee of such depositary to such depositary or any other nominee of such depositary; or
•	by such depositary or any such nominee to another depositary for such Securities or its nominee or to a successor of the depositary or a nominee of such successor.
Securities represented by a Global Security are exchangeable for Securities in definitive form in denominations specified in the applicable prospectus supplement if:
•
the depositary, or each of Euroclear and Clearstream, notifies the State Treasury that it is unwilling or unable to continue as depositary for such Global Security or if the depositary ceases to be a clearing agency registered under applicable law and a replacement depositary is not appointed within 90 days;

•	the State Treasury decides not to have all of the related Securities represented by such Global Security;
•	an Event of Default has occurred and is continuing; or
•	such other events occur as may be specified in a prospectus supplement.
Any Security that is exchangeable pursuant to the preceding sentence is exchangeable for Securities in definitive form registered in such names as the depositary shall direct.  Securities in definitive form may be presented for registration of transfer or exchange at the office of the fiscal agent in The City of New York and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid by check mailed to the registered holders of the Securities.  Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.
Prescription

The Securities will be subject to the limitation periods relating to claims for principal and interest as provided by Article 118 of the Polish Civil Code, dated April 23, 1964, as amended, which provides a ten‑year limitation period on claims for principal and a three‑year limitation period on claims for interest.

Judgment Currency

The State Treasury agrees that if a judgment or order given or made by any court for the payment of any amount in respect of any Security is expressed in a currency, the judgment currency, other than the U.S. dollar, the denomination currency, the State Treasury will pay any deficiency arising or resulting from any variation in rates of exchange between the date as of which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment or order and the date of actual payment thereof.  This obligation will constitute a separate and independent obligation from the other obligations under the Securities, will give rise to a separate and independent cause of action, will apply irrespective of any waiver or extension granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order.
Governing Law; Consent to Service; Sovereign Immunity

The Fiscal Agency Agreement and the Securities will be governed by and interpreted in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof that would require the application of the laws of a jurisdiction other than the State of New York, except that all matters governing the authorization and execution of the Securities by the State Treasury will be governed by the laws of Poland.  The State Treasury will appoint the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016 as its authorized agent upon which process may be served in any action arising out of or based on the Securities which may be instituted in any State or federal court in New York City by any holder of a Security.  Poland will irrevocably waive to the fullest extent permitted by law any immunity from jurisdiction to which it might otherwise be entitled in any action (other than a pre-judgment attachment which is expressly not waived) arising out of or based on the Securities which may be instituted by any holder of a Security in any State or federal court in New York City or in any competent court in Poland, except for its sovereign immunity in connection with any actions arising out of or based on U.S. federal or state securities laws as further described below.  Such waiver of immunities constitutes only a limited and specific waiver for the purposes of the Securities and under no circumstances shall it be interpreted as a general waiver by Poland or a waiver with respect to proceedings unrelated to the Securities.  However, the United States Foreign Sovereign Immunities Act of 1976 (the "Immunities Act"), may provide an effective means of service and preclude granting sovereign immunity in such actions.
The Immunities Act may also provide a means for limited execution upon such property of Poland in the United States as is related to the service or administration of the Securities.  Under the laws of Poland, subject to certain exceptions, assets of Poland are immune from attachment or other forms of execution whether before or after judgment.  Poland does not waive any immunity in respect of property which is ambassadorial or consular property or buildings or the contents thereof, in each case situated outside Poland, or any bank accounts of such embassies or consulates, in each case necessary for proper ambassadorial and consular functions, or any military property or assets of Poland, nor does it waive immunity from execution or attachment or process in the nature thereof.

Enforceability of Judgments
Poland is a sovereign state. Consequently, it may be difficult for investors to obtain or enforce United States court judgments against Poland.  The State Treasury will irrevocably submit to the jurisdiction of the federal and state courts in New York City, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity, but not all immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Securities brought by any holder of Securities.
Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any state securities laws.  In the absence of a waiver of immunity by Poland with respect to such action, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action. The State Treasury has been advised by White & Case, M. Studniarek i Wspólnicy ‑ Kancelaria Prawna Spółka Komandytowa, Polish counsel for the State Treasury, that enforceability in Poland of final judgments of U.S. courts, including those obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws, will be subject to the rules governing the enforcement in Poland of civil judgments of foreign courts specified in the Polish Code of Civil Procedure.
Foreign court judgments are recognizable under Article 1145 of the Polish Code of Civil Procedure (Kodeks postępowania cywilnego) and are enforceable in Poland under Article 1150 of the Polish Code of Civil Procedure unless they fail to satisfy the requirements listed in Article 1146 of the Polish Code of Civil Procedure or they are not enforceable in the country of their origin, with the exception of foreign court judgments that were issued in the countries with which Poland is bound by a relevant international treaty (bilateral or multilateral) and such treaty waives the application of the relevant provisions of the Polish Code of Civil Procedure.
Pursuant to Article 1145 of the Polish Code of Civil Procedure, judgments of foreign courts issued in civil cases are automatically recognized in Poland by operation of law unless there exists an exception as set forth in Article 1146 of the Code of Civil Procedure.
Pursuant to Article 1146, Section 1 of the Polish Code of Civil Procedure, a judgment issued by a foreign court will not be recognized, if:
(i)	it is not legally valid in the state where it was issued;
(ii)	it was issued in a case being under the exclusive jurisdiction of Polish courts;
(iii)	the defendant, who was not in dispute as to the essence of the case, has not received, duly and at a time making it possible to undertake defense, the letter starting the proceedings;
(iv)	a party was deprived of the possibility to defend itself in the course of proceedings;
(v)	a case for the same claim between the same parties was pending in Poland earlier than before the foreign court;
(vi)
it is contrary to an earlier legally valid judgment of a Polish court or an earlier legally valid judgment of a foreign court complying with the conditions of its recognition in Poland issued in a case for the same claim between the same parties; or

(vii)	recognition would be contrary to the basic principles of legal order in Poland.
Reciprocity in the recognition of judgments between Poland and the foreign court's country is no longer necessary.
Recognition does not automatically bring about enforcement.  In order for a foreign judgment to be declared enforceable in Poland, it has to be enforceable in the country of its origin and should not fall under the conditions for the refusal of recognition set out in Article 1146 of the Polish Code of Civil Procedure.

Subject to the above, if all the relevant conditions are met, the enforceability in Poland of final judgments of U.S. courts would not require retrial in Poland.  In addition, Polish law contains specific rules regarding the recognition and execution of judgments against assets of Poland.
In original actions brought before Polish courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws.
The State Treasury has appointed an authorized agent in New York City upon which service of process can be made.  As a result of the State Treasury's appointment of such agent in New York City, investors will be able to effect service of process upon Poland in original actions in Federal and state courts in New York City (subject to the preceding paragraphs).  Regardless of the validity of such service of process under New York law, enforceability in Poland of final judgments of New York courts remains subject as described above.  To commence original actions in Polish courts, service of process upon the State Treasury's New York agent will not suffice, and valid service of process must be made under Polish law.  Under Polish law, service of process is effected by delivery of the claim to the circuit court (Sad Okręgowy) and such court is responsible for service upon the defendant.

Taxation
Information regarding Polish, United States federal income and certain other taxation matters will be included in the relevant prospectus supplement.

PLAN OF DISTRIBUTION
This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of Securities.
The State Treasury may sell Securities to or through underwriters.  The State Treasury may also sell Securities directly to other purchasers or through agents.  These firms may also act as agents.  Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the Securities offered by the prospectus supplement.
The Securities may be distributed from time to time in one or more transactions:
•	at a fixed price or prices which the State Treasury may change;
•	at market prices prevailing at the time of sale;
•	at prices related to prevailing market prices; or
•	at negotiated prices.
In connection with the sale of Securities, the State Treasury may pay compensation to underwriters.  Underwriters who act as agents for purchasers of securities may also receive compensation from the purchasers in the form of discounts, concessions or commissions.  Underwriters may sell securities to or through dealers.  The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.  Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the U.S. Securities Act of 1933, as amended (the "Securities Act").  Any discount or commissions received by underwriters, dealers and agents from the State Treasury and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions.  The State Treasury will identify any underwriter or agent, and describe any compensation received from us in the prospectus supplement.
The Securities may be a new issue of Securities with no established trading market.  Underwriters and agents that the State Treasury sells Securities to for public offering and sale may make a market in the Securities.  However, the underwriters and agents will not be obligated to make a market in the securities and may discontinue any market making at any time without notice.  The State Treasury cannot assure you that there will be a liquid trading market for the Securities.
The State Treasury may enter into agreements with underwriters, dealers and agents who participate in the distribution of Securities.  These agreements may entitle the underwriters, dealers and agents to indemnification by the State Treasury against certain liabilities, including liabilities under the Securities Act.
The State Treasury may authorize underwriters or other persons acting as their agents to solicit offers by institutions to purchase Securities from the State Treasury under contracts which provide for payment and delivery on a future date.  The State Treasury will describe these arrangements in the prospectus supplement.  The underwriters may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions.  The State Treasury must approve the institutions in all cases.  The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject.  The underwriters and other agents will not have any responsibility in connection with the validity or performance of these contracts.

Validity of the Securities
Except as may otherwise be indicated in any prospectus supplement, the validity of each series of Securities will be confirmed on behalf of the State Treasury by or on behalf of the Director of the Legal Department, Ministry of Finance, ul. Swiętokrzyska 12, Warsaw, Poland and, as to U.S. and New York State law, by White & Case LLP, 5 Old Broad Street, London EC2N 1DW, United Kingdom, United States counsel for the State Treasury, and, as to Polish law, by White & Case M. Studniarek i Wspólnicy ‑ Kancelaria Prawna Spółka Komandytowa, Q22, Al. Jana Pawła II 22, 00‑133 Warsaw, Poland, Polish counsel for the State Treasury. Certain legal matters will be confirmed for any underwriters by counsel identified in the related prospectus supplement.  All statements in this prospectus or any prospectus supplement hereto, with respect to matters of Polish law, have approved by the Director of the Legal Department, Ministry of Finance, Republic of Poland, and are made upon his authority.

AUTHORIZED AGENT IN THE UNITED STATES
The authorized agent of the State Treasury in the United States is the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016.

OFFICIAL STATEMENTS AND DOCUMENTS
Information included herein which is identified as being derived from a publication of or supplied by Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of Poland.  All other information herein and in the Registration Statement of which this prospectus is a part, other than included under the caption "Plan of Distribution" herein, is included as a public official statement made on the authority of Teresa Czerwińska, Minister of Finance of the Republic of Poland.

Further Information
The information set forth herein relating to Poland has been reviewed by Teresa Czerwińska, Minister of Finance of the Republic of Poland, and is included herein on his authority.
he information for which the National Bank of Poland has been cited as the source was provided by the National Bank of Poland.  The information for which the Statistics Poland is cited as the source was provided by the Statistics Poland.
A registration statement, as it may be amended from time to time, relating to the Securities on file at the SEC, contains further information.  The SEC maintains an internet site (http://www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC.

INDEX TO TABLES AND SUPPLEMENTARY INFORMATION

Page
State Treasury Internal Debt as of December 31, 2017
Marketable Treasury bonds with a maturity at issuance of more than a year	T‑2
Retail Treasury bonds with a maturity at issuance of more than a year	T‑3
State Treasury External Debt as of December 31, 2017 with a maturity at issuance of more than a year	T‑10
State Guarantees and Sureties as of December 31, 2017 with a maturity at issuance of more than a year	T‑13
T-1

State Treasury Internal Debt

 Marketable Treasury bonds with a maturity at issuance of more than one year
As of December 31, 2017
Series Short Name	Issuance Date	Maturity Date	ISIN Code	Outstanding (PLN millions)	Interest Rate (%)
WZ0118	02/16/2007	01/25/2018	PL0000104717	8,653.958	Floating
WZ0119	06/10/2013	01/25/2019	PL0000107603	22,233.355	Floating
WZ0120	03/30/2015	25/01/2020	PL0000108601	20,582.128	Floating
WZ0121	03/19/2010	25/01/2021	PL0000106068	26,041.350	Floating
WZ1122	08/01/2016	11/25/2022	PL0000109377	25,125.431	Floating
WZ0124	02/15/2013	01/25/2024	PL0000107454	25,984.089	Floating
WZ0126	08/10/2015	01/25/2026	PL0000108817	24,716.480	Floating
WZ0528	11/13/2017	05/25/2028	PL0000110383	5,596.365	Floating
Total				158,933.16

PP0722	21/07/2017	21/07/2022	PL0000110086	2,000.000	Floating
OK0419	12/19/2016	04/25/2019	PL0000109633	20,861.079	0.00
OK0720	10/27/2017	07/25/2020	PL0000110375	6,090.810	0.00
OK1018	02/01/2016	10/25/2018	PL0000109062	19,735.634	0.00
Total				46,687.52

PS0418	11/12/2012	04/25/2018	PL0000107314	14,598.635	3.75
PS0718	05/13/2013	07/25/2018	PL0000107595	18,728.906	2.50
PS0719	05/12/2014	07/25/2019	PL0000108148	22,876.467	3.25
PS0420	01/14/2015	04/25/2020	PL0000108510	29,681.368	1.50
PS0421	10/12/2015	04/25/2021	PL0000108916	26,798.293	2.00
PS0721	03/29/2016	07/25/2021	PL0000109153	30,195.157	1.75
PS0422	10/25/2016	04/25/2022	PL0000109492	28,711.511	2.25
PS0123	08/07/2017	01/25/2023	PL0000110151	8,878.907	2.50
Total				180,469.24
DS0725	06/09/2014	07/25/2025	PL0000108197	28,428.531	3.25
DS0726	10/25/2006	07/25/2026	PL0000108866	36,934.794	2.50
DS0727	10/25/2008	07/25/2027	PL0000109427	31,971.360	2.50
DS1019	07/25/2008	07/25/2019	PL0000105441	18,701.079	5.50
DS1020	07/25/2010	07/25/2020	PL0000106126	18,026.415	5.25
DS1021	07/25/2011	07/25/2021	PL0000106670	16,181.628	5.75
DS1023	07/25/2012	07/25/2023	PL0000107264	26,786.861	4.00
Total				162,916.75
WS0922	04/22/2002	09/23/2022	PL0000102646	22,529.065	5.75
WS0428	05/20/2013	04/25/2028	PL0000107611	1,286.738	2.75
WS0429	09/12/2008	04/25/2029	PL0000105391	8,629.338	2.75
WS0437	06/15/2007	04/25/2037	PL0000104857	1,246.504	5.00
WS0447	02/20/2017	04/25/2047	PL0000109795	2,378.211	4.00
Total				36,069.86

IZ0823(1)	08/25/2008	08/25/2023	PL0000105359	3,889.092	2.75
____________
(1)	Issued and outstanding amounts in case of IZ series are presented at initial face value.
Source:  Ministry of Finance

State Treasury Internal Debt
Retail Treasury bonds with a maturity at issuance of more than one year
As at December 31, 2017

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
DOS0118	01/01/2014	2 years from date of purchase	1,000	223.00	2.00%
DOS0218	02/01/2014	2 years from date of purchase	1,000	474.74	2.00%
DOS0318	03/01/2015	2 years from date of purchase	1,000	296.06	2.00%
DOS0418	04/01/2015	2 years from date of purchase	1,000	248.75	2.00%
DOS0518	05/01/2016	2 years from date of purchase	1,000	161.45	2.00%
DOS0618	06/01/2016	2 years from date of purchase	1,000	160.41	2.00%
DOS0718	07/01/2016	2 years from date of purchase	1,000	334.53	2.00%
DOS0818	08/01/2016	2 years from date of purchase	1,000	221.22	2.00%
DOS0918	09/01/2016	2 years from date of purchase	1,000	227.11	2.00%
DOS1018	10/01/2016	2 years from date of purchase	1,000	676.99	2.00%
DOS1118	11/01/2016	2 years from date of purchase	1,000	209.48	2.00%
DOS1218	12/01/2016	2 years from date of purchase	1,000	176.33	2.00%
DOS0119	01/01/2017	2 years from date of purchase	1,000	262.04	2.10%
DOS0219	02/01/2017	2 years from date of purchase	1,000	182.12	2.10%
DOS0319	03/01/2017	2 years from date of purchase	1,000	203.46	2.10%
DOS0419	04/01/2017	2 years from date of purchase	1,000	222.13	2.10%
DOS0519	05/01/2017	2 years from date of purchase	1,000	274.90	2.10%
DOS0619	06/01/2017	2 years from date of purchase	1,000	246.85	2.10%
DOS0719	07/01/2017	2 years from date of purchase	1,000	276.90	2.10%
DOS0819	08/01/2017	2 years from date of purchase	1,000	269.31	2.10%
DOS0919	09/01/2017	2 years from date of purchase	1,000	242.86	2.10%
DOS1019	10/01/2017	2 years from date of purchase	1,000	262.03	2.10%
DOS1119	11/01/2017	2 years from date of purchase	1,000	234.77	2.10%
DOS1219	12/01/2017	2 years from date of purchase	1,000	252.32	2.10%
TOTAL			24,000	6 339.76

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
(PLN millions)

TOZ0118	01/01/2015	3 years from date of purchase	500	5.34	Floating (6M WIBOR*1.00)
TOZ0218	02/01/2015	3 years from date of purchase	500	20.08	Floating (6M WIBOR*1.00)
TOZ0318	03/01/2015	3 years from date of purchase	500	9.26	Floating (6M WIBOR*1.00)
TOZ0418	04/01/2015	3 years from date of purchase	500	5.25	Floating (6M WIBOR*1.00)
TOZ0518	05/01/2015	3 years from date of purchase	500	26.73	Floating (6M WIBOR*1.00)
TOZ0618	06/01/2015	3 years from date of purchase	500	8.58	Floating (6M WIBOR*1.00)
TOZ0718	07/01/2015	3 years from date of purchase	500	15.69	Floating (6M WIBOR*1.00)
TOZ0818	08/01/2015	3 years from date of purchase	500	22.07	Floating (6M WIBOR*1.00)
TOZ0918	09/01/2015	3 years from date of purchase	500	10.55	Floating (6M WIBOR*1.00)
TOZ1018	10/01/2015	3 years from date of purchase	500	10.19	Floating (6M WIBOR*1.00)
TOZ1118	11/01/2015	3 years from date of purchase	500	16.01	Floating (6M WIBOR*1.00)
TOZ1218	12/01/2015	3 years from date of purchase	500	8.18	Floating (6M WIBOR*1.00)
TOZ0119	01/01/2016	3 years from date of purchase	500	9.30	Floating (6M WIBOR*1.00)
TOZ0219	02/01/2016	3 years from date of purchase	500	32.53	Floating (6M WIBOR*1.00)
TOZ0319	03/01/2016	3 years from date of purchase	500	10.76	Floating (6M WIBOR*1.00)
TOZ0419	04/01/2016	3 years from date of purchase	500	13.98	Floating (6M WIBOR*1.00)
TOZ0519	05/01/2016	3 years from date of purchase	500	16.79	Floating (6M WIBOR*1.00)
TOZ0619	06/01/2016	3 years from date of purchase	500	14.24	Floating (6M WIBOR*1.00)
TOZ0719	07/01/2016	3 years from date of purchase	500	11.22	Floating (6M WIBOR*1.00)
TOZ0819	08/01/2016	3 years from date of purchase	500	24.23	Floating (6M WIBOR*1.00)
TOZ0919	09/01/2016	3 years from date of purchase	500	8.18	Floating (6M WIBOR*1.00)
TOZ1019	10/01/2016	3 years from date of purchase	500	18.54	Floating (6M WIBOR*1.00)
TOZ1119	11/01/2016	3 years from date of purchase	500	22.75	Floating (6M WIBOR*1.00)
TOZ1219	12/01/2016	3 years from date of purchase	500	15.48	Floating (6M WIBOR*1.00)
TOZ0120	01/01/2017	3 years from date of purchase	500	19.85	Floating (6M WIBOR*1.00)
TOZ0220	02/01/2017	3 years from date of purchase	500	32.86	Floating (6M WIBOR*1.00)
TOZ0320	03/01/2017	3 years from date of purchase	500	13.14	Floating (6M WIBOR*1.00)
TOZ0420	04/01/2017	3 years from date of purchase	500	13.42	Floating (6M WIBOR*1.00)
TOZ0520	05/01/2017	3 years from date of purchase	500	26.16	Floating (6M WIBOR*1.00)
TOZ0620	06/01/2017	3 years from date of purchase	500	12.01	Floating (6M WIBOR*1.00)
TOZ0720	07/01/2018	3 years from date of purchase	500	9.78	Floating (6M WIBOR*1.00)
TOZ0820	08/01/2018	3 years from date of purchase	500	24.22	Floating (6M WIBOR*1.00)
TOZ0920	09/01/2018	3 years from date of purchase	500	13.74	Floating (6M WIBOR*1.00)
TOZ1020	10/01/2019	3 years from date of purchase	500	12.26	Floating (6M WIBOR*1.00)
TOZ1120	11/01/2019	3 years from date of purchase	500	22.67	Floating (6M WIBOR*1.00)
TOZ1220	12/01/2019	3 years from date of purchase	500	12.89	Floating (6M WIBOR*1.00)
TOTAL			18,000	568.94

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
(PLN millions)

COI0118	01/01/2014	4 years from date of purchase	500	28.31	Floating
COI0218	02/01/2014	4 years from date of purchase	500	25.62	Floating
COI0318	03/01/2014	4 years from date of purchase	500	23.92	Floating
COI0418	04/01/2014	4 years from date of purchase	500	16.78	Floating
COI0518	05/01/2014	4 years from date of purchase	500	25.01	Floating
COI0618	06/01/2014	4 years from date of purchase	500	15.55	Floating
COI0718	07/01/2014	4 years from date of purchase	500	15.93	Floating
COI0818	08/01/2014	4 years from date of purchase	500	33.01	Floating
COI0918	09/01/2014	4 years from date of purchase	500	23.00	Floating
COI1018	10/01/2014	4 years from date of purchase	500	10.55	Floating
COI1118	11/01/2014	4 years from date of purchase	500	18.96	Floating
COI1218	12/01/2014	4 years from date of purchase	500	26.05	Floating
COI0119	01/01/2015	4 years from date of purchase	500	11.42	Floating
COI0219	02/01/2015	4 years from date of purchase	500	25.39	Floating
COI0319	03/01/2015	4 years from date of purchase	500	17.21	Floating
COI0419	04/01/2015	4 years from date of purchase	500	13.47	Floating
COI0519	05/01/2015	4 years from date of purchase	500	32.03	Floating
COI0619	06/01/2015	4 years from date of purchase	500	16.99	Floating
COI0719	07/01/2015	4 years from date of purchase	500	21.30	Floating
COI0819	08/01/2015	4 years from date of purchase	500	29.82	Floating
COI0919	09/01/2015	4 years from date of purchase	500	19.54	Floating
COI1019	10/01/2015	4 years from date of purchase	500	24.55	Floating
COI1119	11/01/2015	4 years from date of purchase	500	28.28	Floating
COI1219	12/01/2015	4 years from date of purchase	500	23.03	Floating
COI0120	01/01/2016	4 years from date of purchase	500	28.74	Floating
COI0220	02/01/2016	4 years from date of purchase	500	40.44	Floating
COI0320	03/01/2016	4 years from date of purchase	500	37.62	Floating
COI0420	04/01/2016	4 years from date of purchase	500	38.79	Floating
COI0520	05/01/2016	4 years from date of purchase	500	36.30	Floating
COI0620	06/01/2016	4 years from date of purchase	500	30.36	Floating
COI0720	07/01/2016	4 years from date of purchase	500	36.36	Floating
COI0820	08/01/2016	4 years from date of purchase	500	46.17	Floating
COI0920	09/01/2016	4 years from date of purchase	500	43.16	Floating
COI1020	10/01/2016	4 years from date of purchase	500	116.91	Floating
COI1120	11/01/2016	4 years from date of purchase	500	53.85	Floating
COI1220	12/01/2016	4 years from date of purchase	500	57.96	Floating
COI0121	01/01/2017	4 years from date of purchase	500	131.20	Floating
COI0221	02/01/2017	4 years from date of purchase	500	160.68	Floating
COI0321	03/01/2017	4 years from date of purchase	500	211.75	Floating
COI0421	04/01/2017	4 years from date of purchase	500	242.97	Floating
COI0521	05/01/2017	4 years from date of purchase	500	244.41	Floating
COI0621	06/01/2017	4 years from date of purchase	500	173.49	Floating
COI0721	07/01/2018	4 years from date of purchase	500	163.68	Floating
COI0821	08/01/2018	4 years from date of purchase	500	232.36	Floating
COI0921	09/01/2018	4 years from date of purchase	500	167.50	Floating
COI1021	10/01/2018	4 years from date of purchase	500	256.40	Floating
COI1121	11/01/2019	4 years from date of purchase	500	246.09	Floating
COI1221	12/01/2019	4 years from date of purchase	500	190.31	Floating
TOTAL			24,000	3 513.21

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
(PLN millions)

ROS1022	10/01/2016	6 years from date of purchase	500	0.46	Floating
ROS1122	11/01/2016	6 years from date of purchase	500	0.69	Floating
ROS1222	12/01/2016	6 years from date of purchase	500	0.40	Floating
ROS0123	01/01/2017	6 years from date of purchase	500	0.52	Floating
ROS0223	02/01/2017	6 years from date of purchase	500	0.46	Floating
ROS0323	03/01/2017	6 years from date of purchase	500	0.94	Floating
ROS0423	04/01/2017	6 years from date of purchase	500	0.59	Floating
ROS0523	05/01/2017	6 years from date of purchase	500	0.67	Floating
ROS0623	06/01/2017	6 years from date of purchase	500	0.56	Floating
ROS0723	07/01/2018	6 years from date of purchase	500	0.47	Floating
ROS0823	08/01/2018	6 years from date of purchase	500	0.79	Floating
ROS0923	09/01/2018	6 years from date of purchase	500	0.70	Floating
ROS1023	10/01/2019	6 years from date of purchase	500	0.70	Floating
ROS1123	11/01/2019	6 years from date of purchase	500	0.94	Floating
ROS1223	12/01/2019	6 years from date of purchase	500	1.21	Floating
TOTAL			7,500	10.10

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
(PLN millions)

EDO0118	01/01/2008	10 years from date of purchase	200	64.37	Floating
EDO0218	02/01/2008	10 years from date of purchase	200	22.72	Floating
EDO0318	03/01/2008	10 years from date of purchase	200	39.39	Floating
EDO0418	04/01/2008	10 years from date of purchase	200	23.23	Floating
EDO0518	05/01/2008	10 years from date of purchase	200	20.69	Floating
EDO0618	06/01/2008	10 years from date of purchase	200	13.85	Floating
EDO0718	07/01/2008	10 years from date of purchase	200	36.77	Floating
EDO0818	08/01/2008	10 years from date of purchase	200	55.13	Floating
EDO0918	09/01/2008	10 years from date of purchase	200	37.22	Floating
EDO1018	10/01/2008	10 years from date of purchase	200	144.80	Floating
EDO1118	11/01/2008	10 years from date of purchase	500	52.24	Floating
EDO1218	12/01/2008	10 years from date of purchase	500	63.62	Floating
EDO0119	01/01/2009	10 years from date of purchase	500	54.24	Floating
EDO0219	02/01/2009	10 years from date of purchase	500	26.56	Floating
EDO0319	03/01/2009	10 years from date of purchase	500	66.32	Floating
EDO0419	04/01/2009	10 years from date of purchase	500	44.51	Floating
EDO0519	05/01/2009	10 years from date of purchase	500	49.51	Floating
EDO0619	06/01/2009	10 years from date of purchase	500	64.17	Floating
EDO0719	07/01/2009	10 years from date of purchase	500	75.41	Floating
EDO0819	08/01/2009	10 years from date of purchase	500	46.86	Floating
EDO0919	09/01/2009	10 years from date of purchase	500	67.69	Floating
EDO1019	10/01/2009	10 years from date of purchase	500	78.95	Floating
EDO1119	11/01/2009	10 years from date of purchase	500	48.85	Floating
EDO1219	12/01/2009	10 years from date of purchase	500	80.04	Floating
EDO0120	01/01/2010	10 years from date of purchase	500	88.34	Floating
EDO0220	02/01/2010	10 years from date of purchase	500	88.79	Floating
EDO0320	03/01/2010	10 years from date of purchase	500	132.19	Floating
EDO0420	04/01/2010	10 years from date of purchase	500	15.56	Floating
EDO0520	05/01/2010	10 years from date of purchase	500	25.24	Floating
EDO0620	06/01/2010	10 years from date of purchase	500	15.68	Floating
EDO0720	07/01/2010	10 years from date of purchase	500	22.19	Floating
EDO0820	08/01/2010	10 years from date of purchase	500	19.60	Floating
EDO0920	09/01/2010	10 years from date of purchase	500	17.59	Floating
EDO1020	10/01/2010	10 years from date of purchase	500	36.30	Floating
EDO1120	11/01/2010	10 years from date of purchase	500	19.19	Floating
EDO1220	12/01/2010	10 years from date of purchase	500	24.08	Floating
EDO0121	01/01/2011	10 years from date of purchase	500	25.10	Floating
EDO0221	02/01/2011	10 years from date of purchase	500	56.60	Floating
EDO0321	03/01/2011	10 years from date of purchase	500	48.28	Floating
EDO0421	04/01/2011	10 years from date of purchase	500	28.27	Floating
EDO0521	05/01/2011	10 years from date of purchase	500	29.96	Floating
EDO0621	06/01/2011	10 years from date of purchase	500	19.72	Floating
EDO0721	07/01/2011	10 years from date of purchase	500	27.93	Floating
EDO0821	08/01/2011	10 years from date of purchase	500	32.46	Floating
EDO0921	09/01/2011	10 years from date of purchase	500	22.43	Floating
EDO1021	10/01/2011	10 years from date of purchase	500	19.82	Floating
EDO1121	11/01/2011	10 years from date of purchase	500	41.81	Floating
EDO1221	12/01/2011	10 years from date of purchase	500	34.44	Floating
EDO0122	01/01/2012	10 years from date of purchase	500	37.81	Floating

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
(PLN millions)

EDO0222	02/01/2012	10 years from date of purchase	500	83.53	Floating
EDO0322	03/01/2012	10 years from date of purchase	500	67.52	Floating
EDO0422	04/01/2012	10 years from date of purchase	500	59.65	Floating
EDO0522	05/01/2012	10 years from date of purchase	500	71.51	Floating
EDO0622	06/01/2012	10 years from date of purchase	500	135.32	Floating
EDO0722	07/01/2012	10 years from date of purchase	500	34.26	Floating
EDO0822	08/01/2012	10 years from date of purchase	500	36.04	Floating
EDO0922	09/01/2012	10 years from date of purchase	500	39.03	Floating
EDO1022	10/01/2012	10 years from date of purchase	500	50.84	Floating
EDO1122	11/01/2012	10 years from date of purchase	500	34.72	Floating
EDO1222	12/01/2012	10 years from date of purchase	500	28.78	Floating
EDO0123	01/01/2013	10 years from date of purchase	500	46.24	Floating
EDO0223	02/01/2013	10 years from date of purchase	500	25.21	Floating
EDO0323	03/01/2013	10 years from date of purchase	500	22.54	Floating
EDO0423	04/01/2013	10 years from date of purchase	500	22.97	Floating
EDO0523	05/01/2013	10 years from date of purchase	500	14.25	Floating
EDO0623	06/01/2013	10 years from date of purchase	500	16.13	Floating
EDO0723	07/01/2013	10 years from date of purchase	500	20.64	Floating
EDO0823	08/01/2013	10 years from date of purchase	500	13.23	Floating
EDO0923	09/01/2013	10 years from date of purchase	500	10.27	Floating
EDO1023	10/01/2013	10 years from date of purchase	500	13.90	Floating
EDO1123	11/01/2013	10 years from date of purchase	500	13.08	Floating
EDO1223	12/01/2013	10 years from date of purchase	500	17.79	Floating
EDO0124	01/01/2014	10 years from date of purchase	500	30.80	Floating
EDO0224	02/01/2014	10 years from date of purchase	500	22.80	Floating
EDO0324	03/01/2014	10 years from date of purchase	500	14.20	Floating
EDO0424	04/01/2014	10 years from date of purchase	500	15.21	Floating
EDO0524	05/01/2014	10 years from date of purchase	500	14.50	Floating
EDO0624	06/01/2014	10 years from date of purchase	500	9.02	Floating
EDO0724	07/01/2014	10 years from date of purchase	500	10.19	Floating
EDO0824	08/01/2014	10 years from date of purchase	500	13.71	Floating
EDO0924	09/01/2014	10 years from date of purchase	500	8.40	Floating
EDO1024	10/01/2014	10 years from date of purchase	500	12.10	Floating
EDO1124	11/01/2014	10 years from date of purchase	500	14.69	Floating
EDO1224	12/01/2014	10 years from date of purchase	500	35.63	Floating
EDO0125	01/01/2015	10 years from date of purchase	500	31.30	Floating
EDO0225	02/01/2015	10 years from date of purchase	500	30.93	Floating
EDO0325	03/01/2015	10 years from date of purchase	500	23.73	Floating
EDO0425	04/01/2015	10 years from date of purchase	500	10.60	Floating
EDO0525	05/01/2015	10 years from date of purchase	500	11.32	Floating
EDO0625	06/01/2015	10 years from date of purchase	500	8.98	Floating
EDO0725	07/01/2015	10 years from date of purchase	500	10.17	Floating
EDO0825	08/01/2015	10 years from date of purchase	500	18.06	Floating
EDO0925	09/01/2015	10 years from date of purchase	500	24.05	Floating
EDO1025	10/01/2015	10 years from date of purchase	500	9.89	Floating
EDO1125	11/01/2015	10 years from date of purchase	500	17.98	Floating
EDO1225	12/01/2015	10 years from date of purchase	500	21.31	Floating
EDO0126	01/01/2016	10 years from date of purchase	500	32.44	Floating
EDO0226	02/01/2016	10 years from date of purchase	500	32.89	Floating

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
(PLN millions)

EDO0326	03/01/2016	10 years from date of purchase	500	15.40	Floating
EDO0426	04/01/2016	10 years from date of purchase	500	17.03	Floating
EDO0526	05/01/2016	10 years from date of purchase	500	18.88	Floating
EDO0626	06/01/2016	10 years from date of purchase	500	9.93	Floating
EDO0726	07/01/2016	10 years from date of purchase	500	17.53	Floating
EDO0826	08/01/2016	10 years from date of purchase	500	11.45	Floating
EDO0926	09/01/2016	10 years from date of purchase	500	10.90	Floating
EDO1026	10/01/2016	10 years from date of purchase	500	37.49	Floating
EDO1126	11/01/2016	10 years from date of purchase	500	14.56	Floating
EDO1226	12/01/2016	10 years from date of purchase	500	29.91	Floating
EDO0127	01/01/2017	10 years from date of purchase	500	57.73	Floating
EDO0227	02/01/2017	10 years from date of purchase	500	37.44	Floating
EDO0327	03/01/2017	10 years from date of purchase	500	37.97	Floating
EDO0427	04/01/2017	10 years from date of purchase	500	27.19	Floating
EDO0527	05/01/2017	10 years from date of purchase	500	41.51	Floating
EDO0627	06/01/2017	10 years from date of purchase	500	33.26	Floating
EDO0727	07/01/2018	10 years from date of purchase	500	38.00	Floating
EDO0827	08/01/2018	10 years from date of purchase	500	39.99	Floating
EDO0927	09/01/2019	10 years from date of purchase	500	37.78	Floating
EDO1027	10/01/2019	10 years from date of purchase	500	53.80	Floating
EDO1127	11/01/2020	10 years from date of purchase	500	68.49	Floating
EDO1227	12/01/2020	10 years from date of purchase	500	77.86	Floating
TOTAL			57,000	4 302.98

ROD1028	10/01/2016	12 years from date of purchase	500	0.29	Floating
ROD1128	11/01/2016	12 years from date of purchase	500	0.62	Floating
ROD1228	12/01/2016	12 years from date of purchase	500	0.64	Floating
ROD0129	01/01/2017	12 years from date of purchase	500	0.49	Floating
ROD0229	02/01/2017	12 years from date of purchase	500	0.46	Floating
ROD0329	03/01/2017	12 years from date of purchase	500	0.66	Floating
ROD0429	04/01/2017	12 years from date of purchase	500	0.45	Floating
ROD0529	05/01/2017	12 years from date of purchase	500	0.58	Floating
ROD0629	06/01/2017	12 years from date of purchase	500	0.55	Floating
ROD0729	07/01/2018	12 years from date of purchase	500	0.57	Floating
ROD0829	08/01/2018	12 years from date of purchase	500	0.60	Floating
ROD0929	09/01/2019	12 years from date of purchase	500	0.68	Floating
ROD1029	10/01/2019	12 years from date of purchase	500	0.75	Floating
ROD1129	11/01/2020	12 years from date of purchase	500	1.03	Floating
ROD1229	12/01/2020	12 years from date of purchase	500	1.41	Floating
TOTAL			7,500	9.78

(1) A series with a maturity date expressed as being a date falling a specified time after the “date of purchase” will be sold to purchasers within the month following its stated issue date and will be repayable on that maturity date.

Source: Ministry of Finance

State Treasury External Debt
 With a maturity at issuance of more than one year

	As of December 31, 2017

				Principal Amount
	Currency	Year of Issue	Year of Maturity	Fixed Rate	Floating Rate	Interest Rate(1)
				(U.S.$ millions)
¥6.8 billion 2.6475% Notes	JPY	2004	2034	60.38	—	2.6475
¥16.8 billion 3.22% Notes	JPY	2004	2034	149.18	—	3.220
EUR 5.25 billion 4.2% Notes	EUR	2005	2020	6,289.96	—	4.200
EUR 500 million 4.45% Notes	EUR	2005	2035	599.04	—	4.450
EUR 500 million 4.25% Notes	EUR	2005	2055	599.04	—	4.250
$100 million 5.408% Notes	U.S.$	2005	2035	100.00	—	5.408
¥50 billion 2.24% Notes	JPY	2005	2021	443.99	—	2.240
¥60 billion 2.62% Notes	JPY	2006	2026	532.78	—	2.620
EUR 1.5 billion 4.5% Notes	EUR	2007	2022	1,797.13	—	4.500
CHF 1 billion 3.25% Notes	CHF	2007	2019	1,024.67	—	3.250
¥50 billion 2.81% Notes	JPY	2007	2037	443.99	—	2.810
¥25 billion 3.3% Notes	JPY	2008	2038	221.99	—	3.300
EUR 2 billion 5.625% Notes	EUR	2008	2018	2,396.15	—	5.625
$3.5 billion 6.375% Notes	U.S.$	2009	2019	2,388.49	—	6.375
EUR 500 million 4.675% Notes	EUR	2009	2019	599.04	—	4.675
EUR 410 million 5.125% Notes	EUR	2009	2024	491.22	—	5.125
EUR 3 billion 5.25% Notes	EUR	2010	2025	3,594.26	—	5.250
EUR 2.0 billion 4.0% Notes	EUR	2010	2021	2,396.17	—	4.000
¥28 billion 3.0% Notes	JPY	2011	2026	248.63	—	3.000
$2.0 billion 5.125% Notes	U.S.$	2011	2021	2,000.00	—	5.125
EUR 460 million 5.361% Notes	EUR	2011	2026	551.11	—	5.361
$3.0 billion 5.0% Notes	U.S.$	2011	2022	3,000.00	—	5.000
EUR 527 million 4.814% Notes	EUR	2012	2022	631.39	—	4.814
CHF 450 million 2.25% Notes	CHF	2012	2018	461.10	—	2.250
EUR 1.5 billion 3.75% Notes	EUR	2012	2023	1,797.13	—	3.750
$2.0 billion 3.0% Notes	U.S.$	2012	2023	2,000.00	—	3.000
EUR 2.5 billion 3.375% Notes	EUR	2012	2024	2,995.22	—	3.375
¥10 billion 2.5% Notes	JPY	2012	2027	88.80	—	2.500
EUR 1.7 billion 1.625% Notes	EUR	2013	2019	2,006.80	—	1.625
EUR 300 million 3.3% Notes	EUR	2013	2033	359.43	—	3.300
¥50 billion 0.67% Notes	JPY	2013	2018	443.99	—	0.670
¥10 billion 0.91% Notes	JPY	2013	2020	88.80	—	0.910
EUR 2.0 billion 3.0% Notes	EUR	2014	2024	2,396.17	—	3.000
$2.0 billion 4.0% Notes	U.S.$	2014	2024	2,000.00	—	4.000
EUR 300 million 3.272% Notes	EUR	2014	2034	359.43	—	3.272
CHF 500 million 1.0% Notes	CHF	2014	2021	512.34	—	1.000
EUR 1.0 billion 0.875% Notes	EUR	2015	2027	1,198.09	—	0.875
CHF 580 million 0.0% Notes	CHF	2015	2018	594.31	—	0.000
EUR 1.0 billion 1.5% Notes	EUR	2015	2025	1,198.09	—	1.500
EUR 1.75 billion 0.875% Notes	EUR	2015	2021	2,096.65	—	0.875
EUR 1.0 billion 1.5% Notes	EUR	2016	2026	1,198.09	—	1.500
EUR 2.0 billion 2.375% Notes	EUR	2016	2036	2,396.17	—	2.375
$ 1.75 billion 3.25% Notes	USD	2016	2026	1,750.00	—	3.250
CNY 3.0 billion 3.4% Notes	CNY	2016	2019	460.95	—	3.400
EUR 750 million 1.0% Notes	EUR	2016	2028	898.57	—	1.000
EUR 500 million 2.0% Notes	EUR	2016	2046	599.04	—	2.000
EUR 250 million 0.0% Notes	EUR	2016	2018	299.52	—	0.000
EUR 750 million 0.5% Notes	EUR	2016	2021	898.57	—	0.500
EUR 1.0 billion 1.375% Notes	EUR	2017	2027	1,198.09	—	1.375

EUR 300 million 3M EURIBOR + 45bp Notes	EUR	2017	2019	—	359.43	Floating: (EURIBOR 3M + 0.45%)
European Investment Bank (1.9949)	EUR	1998	2022	70.94(3)	—	4.80
European Investment Bank (1.7567)	EUR	1998	2018	5.99(3)	—	4.50
European Investment Bank (1.7701)	EUR	1998	2018	7,99(3)	—	4.10
European Investment Bank (1.7569)	EUR	1998	2018	5.19(3)	—	3.75
European Investment Bank (20.554)	EUR	2000	2019	3.98(3)	—	4.94
European Investment Bank (20.574)	EUR	2000	2020	9.23(3)	—	4.40
European Investment Bank (21.223)	EUR	2001	2020	11,67(3)	—	3.90
European Investment Bank (21.153)	EUR	2001	2020	41,69(3)	—	3.62
European Investment Bank (21.229)	EUR	2001	2020	39,11(3)	—	4.27
European Investment Bank (21.424)	EUR	2001	2031	182.91(3)	—	4.36
European Investment Bank (21.605)	EUR	2002	2026	45.77(3)	—	4.47
European Investment Bank (22.290)	EUR	2003	2030	383.78(3)	—	4.21
European Investment Bank (22.070)	EUR	2003	2032	47.79(3)	—	4.62
					—
					—
European Investment Bank (22.896)	EUR	2004	2025	96.27(3)	—	4.88
European Investment Bank (23.646)	EUR	2006	2019	90.38(3)	—	4.25
European Investment Bank (23.715)	EUR	2006	2027	270.40(3)	—	4.51
European Investment Bank (24.128)	EUR	2007	2042	191,69(3)	—	1.6
					—
European Investment Bank (24.519)	EUR	2008	2018	718,85(3)	—	4.03
European Investment Bank (25.093)	EUR	2009	2019	149.76		0,00
European Investment Bank (25.093)	EUR	2009	2019	658.95	—	0,00
European Investment Bank (25.771-01)	EUR	2010	2020	718.85		0,00
European Investment Bank (25.771-02)	EUR	2011	2025	958.47	—	3.72
European Investment Bank (25.771-03)	EUR	2013	2027	364.22		0.039%
European Investment Bank (31.785)	EUR	2011	2021	—	287.54(3)	Floating 1st tranche (EURIBOR 6M+0.341%) 2nd tranche (EURIBOR 6m+1.27%)
European Investment Bank (31.786)	EUR	2011	2021	—	539,14(3)	Floating 1st tranche (EURIBOR 6M+0.341%) 2nd tranche (EURIBOR 6m+1.27%)
European Investment Bank (31.788)	EUR	2012	2020	—	89.86(3)	Floating (EURIBOR 6M+1.22%)
European Investment Bank (31.788)	EUR	2012	2027	147.54(3)	—	1.973
European Investment Bank (82.117-01)	EUR	2013	2027	273.16(3)	—	0,039
European Investment Bank (82.117-02)	EUR	2014	2034		599.04(3)	Floating EURIBOR 6M – 0.02%
European Investment Bank (82.824)	EUR	2013	2028	421.73(3)	—	0,069
European Investment Bank (82,117–03)	EUR	2015	2035	239.62	—	0.0001
European Investment Bank (82.825)	EUR	2013	2028	430.51(3)	-	0,069
European Investment Bank (81.867)	EUR	2014	2033	—	438.16(3)	Floating (EURIBOR 6M + 0.095%)
European Investment Bank (82.590)	EUR	2014	2029	—	155.75(3)	Floating (EURIBOR 6M – 0.02%)
European Investment Bank (83.111)	EUR	2014	2028	—	164.56	Floating (EURIBOR 6M + 0.097%)
European Investment Bank (83.783)	EUR	2014	2029	—	467.25(3)	Floating (EURIBOR 6M – 0.043%)
European Investment Bank (83.450)	EUR	2015	2030	—	143.77	Floating (EURIBOR 6M -0.104%)
European Investment Bank (84.252)	EUR	2015	2030	—	623.01	Floating (EURIBOR 6M-0.027%)
European Investment Bank (84.361)	EUR	2016	2031	838.66	—	0.041%

European Investment Bank (84,627)	EUR	2015	2030	—	503.20	Floating (EURIBOR 6M-0.026%)
European Investment Bank (84.726)	EUR	2016	2041	93.45	—	0.011%
European Investment Bank (85.057)	EUR	2016	2031	155.75	—	0.011%
World Bank (7247)	EUR	2004	2018	—	26.56(3)	Floating (LIBOR 6M+0.50%)
World Bank (7282)	EUR	2005	2018	—	59.54(3)	Floating (LIBOR 6M+0.50%)

World Bank (7358)	EUR	2006	2020	—	25.30(3)	Floating (LIBOR 6M+0.52%)
World Bank (7384))	EUR	2006	2021	—	61.93(3)	Floating (LIBOR 6M+0.52%)
World Bank (7436)	EUR	2007	2021	—	76.99(3)	Floating (LIBOR 6M+0.52%)
World Bank (7626)	EUR	2008	3038	—	891.243)	Floating (LIBOR 6M+0.52%)
World Bank (77330)	EUR	2009	2018	—	59.54(3)	Floating (LIBOR 6M+0.50%)
World Bank (77330)	EUR	2009	2039	—	1,030.37(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (79490)	EUR	2010	2030	—	1,151.97(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (80700)	EUR	2011	2031	—	989.58(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (81860)	EUR	2012	2032	—	989.58(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (82730)	EUR	2013	2031	—	1,198.10(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (83840)	EUR	2014	2042	—	838.67(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (85220)	EUR	2015	2045	—	1,093.51(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (8524)	EUR	2016	2023	—	64.28(3)	Floating (LIBOR 6M+Variable Spread)

Council of Europe Development Bank (1470)	EUR	2003	2018	—	3.00(3)	Floating (EURIBOR 3M+0.24%)
Council of Europe Development Bank (1497 ‑ 1)	EUR	2005	2020	—	1.80(3)	Floating (EURIBOR 6M+0.07%)
Council of Europe Development Bank (1497 ‑2)	EUR	2005	2020	—	0.9(3)	Floating (EURIBOR 3M+0.06%)
Council of Europe Development Bank (1497 ‑ 3)	EUR	2006	2021	8.38(3)	—	4.29%
Council of Europe Development Bank (1535 ‑ 1)	EUR	2008	2033	—	1.06(3)	Floating (EURIBOR 3M+0.09%)
Council of Europe Development Bank (1535 ‑ 2)	EUR	2009	2024	—	4.19(3)	Floating (EURIBOR 3M+0.81%)
Council of Europe Development Bank (1535 ‑ 3)	EUR	2010	2025	—	6.72(3)	Floating (EURIBOR 3M+0.51%)
Council of Europe Development Bank (1535 - 4)	EUR	2012	2032	—	7.19(3)	Floating (EURIBOR 3M+1.63%)
Council of Europe Development Bank (1535 - 5)	EUR	2012	2027	—	21.57(3)	Floating (EURIBOR 3M+1.06%)
Council of Europe Development Bank (1535 ‑ 6)	EUR	2013	2033	—	47.92(3)	Floating (EURIBOR 3M+0.89%)
Council of Europe Development Bank (1535 - 7)	EUR	2014	2034	—	47.92(3)	Floating (EURIBOR 3M+0.71%)
Council of Europe Development Bank (1535 - 8)	EUR	2015	2035	—	59.91(3)	Floating (EURIBOR 3M+0.39%)
Council of Europe Development Bank (1535 - 9)	EUR	2016	2031	—	25.28(3)	Floating (EURIBOR 3M+0.39%)
Council of Europe Development Bank (1866 - 1)	EUR	2017	2036	—	16.77 (3)	Floating (EURIBOR 3M+0.38%)

____________
Source:  Ministry of Finance
In this table “EUR” means Euro, “U.S.$” means United States dollar, “JPY” means Japanese yen and “CHF” means Swiss franc.
(1)	The interest rate on floating rate external debt is reset periodically by reference to a number of different bases.
(2)	External debt payable to international finance institutions is generally payable in installments over the life of the loans; the remainder is repayable in a single installment at maturity.
(3)	The exchange rate as of December 29, 2017.
*	VSL ‑ LIBOR‑Based Variable Spread Loan ‑ based on 6‑month LIBOR in each currency valued on the relevant rate‑setting date

State Guarantees and Sureties
With a maturity at issuance of more than one year
	As of December 31, 2017
	Maturities
	2017	2018	2019	2020	2021	2022
	(PLN millions)
Foreign guarantees	2,457.3	2,677.3	2,989.5	3,048.3	3,154.6	3,269.9
Domestic sureties and guarantees	2,640.1	13,809.0	1,405.7	414.5	412.7	5,662.7
Total	5,097.4	16,486.2	4,395.2	3,462.8	3,567.2	8,932.6
____________
Source:  Ministry of Finance

ISSUER
The State Treasury of the Republic of Poland
Ministry of Finance
ul. Świętokrzyska 12
00‑916Warsaw
Poland
FISCAL AGENT
Citibank, N.A., London Branch
Citigroup Centre
Canada Square
Canary Wharf London E14 5LB
United Kingdom
LEGAL ADVISERS
To the Republic of Poland as to United States and New York State law:	To the Republic of Poland as to Polish law:
White & Case LLP	White & Case
5 Old Broad Street	M. Studniarek i Wspólnicy
London EC2N 1DW	‑Kancelaria Prawna Spółka Komandytowa
United Kingdom	Q22
Al. Jana Pawła II 22
00‑133 Warsaw
Poland
LUXEMBOURG LISTING, PAYING AND TRANSFER AGENT
Banque Internationale à Luxembourg, société anonyme
69 route d'Esch
L‑2953 Luxembourg

PART II
(As required by Items (11) and (14) of Schedule B of the Securities Act of 1933)
I.
An itemized statement showing estimated expenses of the State Treasury, other than underwriting discounts and commissions, in connection with the offering and sale of a particular issue of securities will be provided in the post-effective amendment to the Registration Statement relating to such issue or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

II.
The issuer hereby agrees to furnish a copy of the opinion of the Director of the Legal Department of the Ministry of Finance, Republic of Poland as to the legality of each issue of the securities in post‑effective amendments to this Registration Statement or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement, in each case together with a translation, where necessary, into the English language.

UNDERTAKINGS
The State Treasury hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post‑effective amendment to this Registration Statement:
(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; and
(ii)
to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post‑effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the State Treasury shall not be required to file a post‑effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post‑effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post‑effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post‑effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

CONTENTS OF REGISTRATION STATEMENT
This Registration Statement consists of:
(1)	Facing Sheet;
(2)	Cross Reference Sheet;

(3)	Part I, consisting of the Prospectus;
(4)	Part II, consisting of pages numbered II‑1 through II‑4; and
(5)	The following exhibits:
(A)	Form of Fiscal Agency Agreement*
(B)	Form of Note (attached to the form of Fiscal Agency Agreement under A above)*
(C)	Form of Underwriting Agreement*
(D)	Legal Opinion of the Director of the Legal Department of the Ministry of Finance of the Republic of Poland as to the legality of the Securities*
(E)
Opinions of White & Case LLP, U.S. counsel, and White & Case M. Studniarek i Wspólnicy ‑ Kancelaria Prawna Spółka Komandytowa, Polish counsel, to the Republic of Poland as to the legality of the Securities*

(F)	The consent of the Director of the Legal Department, Ministry of Finance, Republic of Poland (included in (D))*
    (G)     The consents of White & Case LLP and White & Case M. Studniarek i Wspólnicy  ‑ Kancelaria Prawna Spółka Komandytowa (included in (E))*
(H)	The consent of Leszek Skiba, Undersecretary of State in the Ministry of Finance, Republic of Poland (included on page II‑3)*
_________
* Previously filed.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in Warsaw, Poland on May 25, 2018.
THE STATE TREASURY OF THE REPUBLIC OF POLAND,
represented by the Minister of Finance
By: /s/ Leszek Skiba
Name:  Leszek Skiba
Title:  Undersecretary of State
____________
(1)	Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

EXHIBIT INDEX
Exhibit Number	Description
A	Form of Fiscal Agency Agreement*
B	Form of Note (attached to the form of Fiscal Agency Agreement under A above)*
C	Form of Underwriting Agreement*
D	Legal Opinion of the Director of the Legal Department of the Ministry of Finance of the Republic of Poland
E
Opinions of White & Case LLP, U.S. counsel, and White & Case M. Studniarek i Wspólnicy ‑ Kancelaria Prawna Spółka Komandytowa, Polish counsel, to the Republic of Poland as to the legality of the Securities*

F	The consent of the Director of the Legal Department, Ministry of Finance, Republic of Poland (included in (D))
G	The consents of White & Case LLP and White & Case M. Studniarek i Wspólnicy ‑ Kancelaria Prawna Spółka Komandytowa (included in (E))
H	The consent of Leszek Skiba, Undersecretary of State in the Ministry of Finance, Republic of Poland (included on page II‑3)
____________
* Previously filed

II-4